As confidentially submitted to the Securities and Exchange Commission on August 27, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PENNTEX MIDSTREAM PARTNERS, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	47-1669563
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

11931 Wickchester Ln., Suite 300

Houston, TX 77043

(832) 456-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen M. Moore

11931 Wickchester Ln., Suite 300

Houston, TX 77043

(832) 456-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ryan J. Maierson Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Douglas E. McWilliams Alan Beck Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-3613

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	$	$

(1)	Includes units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

PRELIMINARY PROSPECTUS

PennTex Midstream Partners, LP

Common Units

Representing Limited Partner Interests

This is the initial public offering of              common units representing limited partner interests of PennTex Midstream Partners, LP. No public market currently exists for our common units.

We intend to apply to list our common units on the New York Stock Exchange under the symbol “PTXP.”

We anticipate that the initial public offering price will be between $         and $         per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 20 of this prospectus. These risks include the following:

•

Because we have a limited operating history and have not generated any revenues or operating cash flows, you may have difficulty evaluating our ability to pay cash distributions to our unitholders and our ability to successfully implement our business strategy.

•

We are currently constructing our initial assets and, if we experience any construction delays or cost increases or are unable to complete the construction of our initial assets, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be adversely affected.

•

We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

•

Because all of our initial revenue and a substantial majority of our revenue over the long term is expected to be derived from Memorial Resource’s natural gas production, any development that materially and adversely affects Memorial Resource’s operations, financial condition or market reputation could have a material and adverse impact on us.

•

Because of the natural decline in production from existing wells, our success depends, in part, on Memorial Resource’s ability to replace declining production and our ability to secure new sources of natural gas from Memorial Resource or other third parties.

•

PennTex Midstream Partners, LLC, our general partner, and its affiliates have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

•	Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units with contractual standards.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	You will experience immediate dilution in tangible net book value of $ per common unit.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

	Per Common Unit	Total
Offering price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)(1)	$	$

(1)	Excludes an aggregate structuring fee of $ million payable to Citigroup Global Markets Inc. and Barclays Capital Inc.

Our parent, PennTex Midstream Partners, LLC, has granted the underwriters the option to purchase              additional common units on the same terms and conditions set forth above if the underwriters sell more than              common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                     , 2014.

Citigroup	Barclays	RBC Capital Markets	Tudor, Pickering, Holt & Co.

Prospectus dated                     , 2014

i

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell common units and seeking offers to buy common units only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common units. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Industry, Market and Other Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, as well as on our good faith estimates. Although we believe the third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

The operational and financial information of Memorial Resource Development Corp., including information relating to its production, drilling and capital spending, are derived from Memorial Resource’s (i) prospectus filed with the SEC on June 16, 2014, (ii) Current Report on Form 8-K filed with the SEC on August 6, 2014 and (iii) Quarterly Report on Form 10-Q filed with the SEC on August 8, 2014. Although we believe the operational and financial information of Memorial Resource Development Corp. included in this prospectus is reliable, neither we nor the underwriters have independently verified the accuracy or completeness of such information.

Basis of Presentation

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Certain Terms Used in this Prospectus

Unless the context otherwise requires, all references in this prospectus to:

•

“PennTex Midstream Partners, LP,” the “partnership,” “we,” “our,” “us” or like terms (i) for periods prior to the closing of this offering, are to PennTex JV, which is our accounting predecessor, and (ii) for periods from and after the closing of this offering, are to PennTex Midstream Partners, LP, a Delaware limited partnership, and its subsidiaries after giving effect to the formation transactions described under “Summary—Our Formation Transactions” on page 9 of this prospectus;

•	“PennTex GP” or our “general partner” are to PennTex Midstream GP, LLC, a Delaware limited liability company and our general partner;

v

•	“NGP” are to Natural Gas Partners, a family of private equity investment funds organized to make direct equity investments in the energy industry, including the funds invested in PennTex Development;

•	“PennTex Development” or our “parent” are to PennTex Midstream Partners, LLC, a Delaware limited liability company owned by NGP and certain members of our management team, and its subsidiaries;

•

“PennTex JV” are to PennTex North Louisiana, LLC, a Delaware limited liability company and joint venture in which PennTex Development indirectly owns a 62.5% membership interest and certain affiliates of NGP indirectly own the remaining 37.5% membership interest;

•	“PennTex Permian” are to PennTex Permian, LLC, a Delaware limited liability company and subsidiary of our parent;

•	“Memorial Resource” are to Memorial Resource Development Corp. (NASDAQ: MRD), a Delaware corporation, and its wholly owned subsidiaries, including WildHorse Resources;

•

“MRD WHR LA” are to MRD WHR LA Midstream LLC, a Delaware limited liability company and affiliate of NGP that will own a     % limited partner interest in us and 7.5% of our incentive distribution rights following the completion of this offering and the related formation transactions; and

•	“WildHorse Resources” are to WildHorse Resources, LLC, a Delaware limited liability company that owns and operates Memorial Resource’s interest in the Terryville Complex.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and related notes contained herein, before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 20 of this prospectus for more information about important risks that you should consider carefully before investing in our common units. We include a glossary of some of the terms used in this prospectus in Appendix B.

Overview

We are a growth-oriented limited partnership focused on owning, operating, acquiring and developing midstream energy infrastructure assets, with an initial focus in northern Louisiana. Our parent, PennTex Development, was formed by NGP and members of our management team to develop a multi-basin midstream growth platform, initially focused on organic growth projects in partnership with oil and natural gas producers affiliated with NGP. NGP’s large portfolio of oil and gas investments provides our parent with a source of potential development and partnership opportunities. We intend to leverage our relationships with NGP and our parent with a view to becoming a leading midstream energy company serving attractive oil and natural gas basins in North America.

Our initial assets will be supported by 15-year, fee-based commercial agreements, containing minimum volume commitments and firm capacity reservations, with Memorial Resource (NASDAQ: MRD), an NGP-affiliated independent natural gas and oil company focused on the development of liquids-rich natural gas opportunities in multiple zones in the overpressured Cotton Valley formation in northern Louisiana. Our initial assets, which are shown on the map below, will consist of the following:

•	Lincoln Parish Plant: a 200 MMcf/d cryogenic natural gas processing plant located in Lincoln Parish, Louisiana;

•

PennTex Gathering Pipeline: a 30.5-mile rich natural gas gathering system, consisting of 27.5 miles of 12” pipeline and three miles of 24” pipeline that will provide producers access to the Lincoln Parish Plant and to the Minden Plant owned and operated by DCP Midstream Partners, L.P., or DCP Midstream, with available capacity of at least 400 MMcf/d to the Lincoln Parish Plant and 50 MMcf/d to the Minden Plant;

•

PennTex Gas Pipeline: a one-mile, 24” residue natural gas header with 400 MMcf/d of capacity that will provide market access for residue natural gas from the Lincoln Parish Plant for delivery to multiple intrastate and interstate pipelines, including pipelines that provide access to the Perryville Hub and other markets in the Gulf Coast region; and

•

PennTex NGL Pipeline: a 12-mile NGL pipeline with a total capacity of over 36,000 barrels per day, which will connect the Lincoln Parish Plant to the Black Lake Pipeline owned and operated by DCP Midstream, and will provide a Mont Belvieu-based market for NGLs produced from the Lincoln Parish Plant.

We expect that the 12” pipeline comprising part of the PennTex Gathering Pipeline will be in service on November 1, 2014 and that the Lincoln Parish Plant, the remaining portion of the PennTex Gathering Pipeline, the PennTex Gas Pipeline and the PennTex NGL Pipeline will be in service on March 1, 2015.

The Cotton Valley formation is a prolific natural gas play originally developed in the 1930s that is characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. The Cotton Valley formation has been undergoing rapid redevelopment by producers using advanced horizontal drilling and completion techniques that have led to the development of approximately 575 horizontal wells in the formation since 2005. The Terryville Complex in the Cotton Valley formation in particular provides multiple zones of highly productive, liquids-rich geology, which we believe offers Memorial Resource and other producers attractive economic opportunities in a variety of commodity price environments.

We believe that our parent’s relationship with Memorial Resource will provide us with significant opportunity for growth as Memorial Resource’s robust drilling program in northern Louisiana continues and its production increases. In addition to the growth we anticipate as a result of Memorial Resource’s development drilling, we believe our strategically located assets will provide us with a platform to provide midstream services to other producers in northern Louisiana, as the horizontal development of the Cotton Valley formation advances and producers seek infrastructure to process their natural gas production and move their products to market. We will also continually evaluate opportunities to expand our services to surrounding areas, including East Texas and southern Arkansas, and to improve long-term natural gas and NGL handling and transportation to high-value end markets.

In connection with the closing of this offering, we will enter into an omnibus agreement with our parent and PennTex JV, a joint venture with operations in northern Louisiana in which our parent indirectly owns a 62.5% membership interest and certain affiliates of NGP indirectly own the remaining 37.5% membership interest. Pursuant to the omnibus agreement, PennTex JV will grant us a right of first offer with respect to any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest described below to the extent PennTex JV elects to sell these assets. The right of first offer will include the 200 MMcf/d cryogenic natural gas processing plant and related infrastructure currently being developed by PennTex JV in the Terryville Complex, which is expected to be placed into service in late 2015. We refer to this plant as the Mt. Olive Plant.

Under the omnibus agreement, we will also have a right of first offer with respect to all or a portion of our parent’s 98.5% interest in PennTex Permian, which owns and operates a gathering and processing system in Reeves County, Texas, to the extent our parent elects to sell all or a portion of that interest. The PennTex Permian system serves producers in the Delaware sub-basin of the Permian Basin and currently consists of a 60 MMcf/d cryogenic natural gas processing plant and approximately 50 miles of low- and intermediate-pressure gathering pipelines and associated compression assets. The PennTex Permian system is supported by a long-term acreage dedication from Centennial Resources Development, LLC, an affiliate of NGP, covering approximately 40,000 gross acres in the core of the southern Delaware Basin. Neither PennTex JV nor our parent is obligated to sell any assets, and we are under no obligation to purchase any additional assets from them pursuant to our rights of first offer. Any purchase that does occur will be on an arm’s-length basis and will be subject to approval by our conflicts committee.

Our Relationship with Memorial Resource

Memorial Resource

Memorial Resource is a NGP-affiliated company engaged in the exploitation, development and acquisition of natural gas, NGL and oil properties. A majority of Memorial Resource’s developed acreage is in the Terryville Complex of northern Louisiana, where Memorial Resource targets overpressured, liquids-rich natural gas opportunities in multiple zones in the Cotton Valley formation utilizing multi-well pads. Memorial Resource commenced a horizontal drilling program in 2011 and ultimately shifted its operational focus to full-scale horizontal redevelopment in 2013. Memorial Resource currently operates six drilling rigs in the Terryville Complex and has increased its net daily production in the area by approximately 163% from 54.3 MMcfe/d for the year ended December 31, 2012 to 143.0 MMcfe/d for the three months ended March 31, 2014. As of June 30, 2014, the average 30-day production rate of Memorial Resource’s eight most recently completed wells in the Terryville Complex was 22.6 MMcfe/d per well.

As of December 31, 2013, Memorial Resource had leased 130,746 gross (96,733 net) acres in the Terryville Complex, encompassing 1,431 gross (994 net) identified horizontal drilling locations that represent an inventory of approximately 36 years based on Memorial Resource’s expected 2014 drilling program. During the 2014 fiscal year, Memorial Resource expects to spend $304 million of capital expenditures in the Terryville Complex, which represents approximately 87% of Memorial Resource’s total capital budget for 2014. During the quarter ended June 30, 2014, Memorial Resource brought online eight horizontal wells and, as of August 5, 2014, Memorial Resource had 32 horizontal wells producing in the Terryville Complex. In August 2014, Memorial Resource announced plans to drill 43 gross (37 net) horizontal wells during 2014 in the Terryville Complex.

WildHorse Resources, LLC, a wholly owned subsidiary of Memorial Resource that owns and operates Memorial Resource’s interest in the Terryville Complex, has entered into an area of mutual interest and exclusivity agreement, or the AMI and Exclusivity Agreement, with PennTex JV and its members, pursuant to which PennTex JV has the exclusive right to build all of the midstream infrastructure for WildHorse Resources within the geographic area shown below and to provide midstream services to support WildHorse Resources’ current and future production on its operated acreage within such area (other than production subject to existing third-party commitments). We refer to the geographic area covered by the AMI and Exclusivity Agreement as the Area of Mutual Interest and have depicted the Area of Mutual Interest in the map below. As a result of our right of first offer, we will have the opportunity to purchase any assets constructed by PennTex JV pursuant to the AMI and Exclusivity Agreement that it intends to sell.

Our Contractual Arrangements with Memorial Resource

Our long-term contractual arrangements with Memorial Resource will contain minimum volume commitments and firm capacity reservations that will provide us with stable cash flows. In addition, as reflected in the table below, we believe that the expected near-term growth of Memorial Resource’s production in the Terryville Complex will result in volumes to us substantially in excess of the minimum volume commitments and firm capacity reservations. Memorial Resource’s average net working interest in the Terryville Complex is approximately 74%; however, the volumes that we will gather, process and transport pursuant to our long-term commercial agreements with Memorial Resource will be derived from Memorial Resource’s gross operated acreage.

Asset	Annualized Minimum Volume Commitment and Reservation Fees (in millions)		Total Available Processing or Transportation Capacity	MMBtu/d Equivalent(1)	Minimum and Firm Contracted Capacity	Expected Throughput Volumes(3)
Lincoln Parish Plant	$18.3	(2)	200 MMcf/d	230,000 MMBtu/d	115,000 MMBtu/d(2)	224,250 MMBtu/d

PennTex Gathering Pipeline	$5.3		Varies(4)	Varies(4)	50,000 MMBtu/d	50,000 MMBtu/d

PennTex Gas Pipeline	$1.3		400 MMcf/d	460,000 MMBtu/d	100,000 MMBtu/d	195,000 MMBtu/d

PennTex NGL Pipeline	$2.7		36,000 barrels per day	N/A	6,000 barrels per day	9,631 barrels per day

(1)	We expect that the natural gas we process for Memorial Resource at the Lincoln Parish Plant will have an energy content of 1,150 Btu per cubic foot. As a result, the MMBtu/d equivalent for the processing capacity of the Lincoln Parish Plant and the transportation capacity of the PennTex Gas Pipeline is based on a conversion factor of 1,150 Btu per cubic foot.
(2)

Upon PennTex JV’s completion of the Mt. Olive Plant, Memorial Resource’s minimum contracted capacity at the Lincoln Parish Plant will increase to an amount equal to the Lincoln Parish Plant’s full design capacity, less any firm gas committed to the plant by other producers at such time. Assuming that other producers have not committed firm gas to the Lincoln Parish Plant at different rates by that time, our annualized minimum volume commitment fee would be $36.6 million.

(3)	Expected throughput volumes represent forecast throughput volumes during the twelve months ending March 31, 2016. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution through March 31, 2016” for a discussion of certain assumptions related to our volume expectations. Our forecast throughput volumes assume that all of our volumes during the twelve months ending March 31, 2016 will be attributable to our commercial agreements with Memorial Resource. If Memorial Resource were to reduce the number of drilling rigs it deploys, shut-in existing wells or have less success in its drilling efforts in northern Louisiana than expected, the volumes processed by us and gathered and transported through our pipelines could be less than expected. Please read “Risk Factors—Risks Related to Our Business—Because all of our initial revenue and a substantial majority of our revenue over the long term is expected to be derived from Memorial Resource’s natural gas production, any development that materially and adversely affects Memorial Resource’s operations, financial condition or market reputation could have a material and adverse impact on us.”
(4)	The PennTex Gathering Pipeline’s capacity varies depending on receipt and delivery points; however, the pipeline will have available capacity of at least 400 MMcf/d to the Lincoln Parish Plant and 50 MMcf/d to the Minden Plant.

Our Relationships with NGP and PennTex Development

We view our relationships with NGP and PennTex Development as significant competitive strengths. We believe these relationships will provide us with potential acquisition and organic growth opportunities, as well as access to personnel with extensive technical expertise and industry relationships.

NGP

Founded in 1988, NGP is a family of private equity investment funds, with cumulative committed capital of approximately $10.5 billion since inception, organized to make investments in the natural resources sector. NGP is part of the investment platform of NGP Energy Capital Management, a premier investment franchise in the natural resources industry, which together with its affiliates has managed approximately $13 billion in cumulative committed capital since inception. The employees of NGP are experienced energy professionals with substantial expertise in investing in the oil and natural gas business. In connection with NGP’s business, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which NGP owns interests. We believe that our relationship with NGP and its experience investing in oil and natural gas companies, provides us with a number of benefits, including increased exposure to acquisition opportunities and access to a significant group of transactional and financial professionals who have experience in assisting the companies in which NGP has invested to meet their financial and strategic growth objectives.

Upon the closing of this offering and the consummation of the formation transactions described under “—Our Formation Transactions,” affiliates of NGP, through interests in PennTex Development and MRD WHR LA, will own substantially all of our general partner and our incentive distribution rights, as well as a             % limited partner interest in us. We believe that NGP will be motivated to promote and support the successful execution of our business strategies, including through our potential acquisition of additional midstream assets from NGP and its affiliates over time and the facilitation of accretive acquisitions from third parties. In addition, we believe NGP and its affiliates will be motivated to jointly pursue acquisition opportunities with us whereby we would acquire or agree to develop and manage midstream assets that may be part of an acquisition being pursued by NGP-controlled oil and gas producers. NGP does not have a legal obligation to offer to us any acquisition opportunities or jointly pursue opportunities with us, may decide not to offer us any such opportunities and is not restricted from competing with us.

PennTex Development

Our parent, PennTex Development, was formed in January 2014 by NGP and members of our management team to pursue midstream growth opportunities and develop midstream energy assets. PennTex Development intends to acquire, construct and develop midstream operations for, or in partnership with, leading oil and natural gas producers, including both affiliates of NGP and unaffiliated third parties.

Following the completion of this offering, our parent will continue to own and manage a substantial portfolio of midstream assets and have business relationships that we believe will provide us with significant future acquisition opportunities. Such assets include the following:

•

PennTex JV.    Our parent indirectly owns a 62.5% membership interest in PennTex JV, which has granted us a right of first offer with respect to any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest to the extent PennTex JV elects to sell these assets, including:

•

Mt. Olive Plant.    In              2014, PennTex JV entered into a 15-year gas processing agreement with Memorial Resource pursuant to which PennTex JV will construct the Mt. Olive Plant (a 200 MMcf/d cryogenic natural gas processing plant) and related pipeline infrastructure to serve Memorial Resource’s growing production in the Terryville Complex. This gas processing agreement will include a minimum volume commitment that will initially be 115,000 MMBtu/d and will have fixed fees for firm and interruptible volumes. PennTex JV expects to complete the construction of the Mt. Olive Plant in October 2015.

•

Other Assets Developed within the Area of Mutual Interest.    Subject to certain exceptions, PennTex JV has the exclusive right to build all of the midstream infrastructure for and provide certain midstream services to WildHorse Resources within the Area of Mutual Interest under the AMI and Exclusivity Agreement.

•

PennTex Permian.    Our parent owns a 98.5% membership interest in PennTex Permian, which it acquired in February 2014. PennTex Permian operates a gathering and processing system in the Delaware sub-basin of the Permian Basin in Reeves County, Texas that consists of a 60 MMcf/d cryogenic natural gas processing plant and approximately 50 miles of low- and intermediate-pressure gathering pipelines and associated compression assets. PennTex Permian began operations in March 2014 and has secured a long-term acreage dedication from Centennial Resource Development, LLC, an affiliate of NGP, covering approximately 40,000 gross acres in the core of the southern Delaware Basin.

In addition, PennTex Development’s executive management team has significant midstream energy experience across public and private companies engaged in developing, acquiring and managing midstream operations. We share a management team with our parent and, as a result, will have access to strong commercial relationships throughout the energy industry and a broad operational, commercial, technical, risk management and administrative infrastructure.

Upon the closing of this offering and the consummation of the formation transactions described under “— Our Formation Transactions,” our parent will own our general partner, a     % limited partner interest in us (or a     % limited partner interest if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of our general partner, 92.5% of our incentive distribution rights. Additionally, we will enter into an omnibus agreement with PennTex JV and our parent, pursuant to which we will have a right of first offer with respect to any midstream assets that PennTex JV currently owns, acquires or develops in the future within the Area of Mutual Interest (including the Mt. Olive Plant) and a right of first offer with respect to our parent’s equity interest in PennTex Permian, in each case, to the extent PennTex JV or our parent elects to sell such assets or equity interest. Although PennTex JV and our parent are not obligated to sell any assets and offer them to us, we believe that our parent will be incentivized to grow our business as a result of its economic interest in us.

Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the ongoing stability of our business. We expect to achieve this objective by pursuing the following business strategies:

•

Maximizing the utilization of our assets by supporting Memorial Resource’s growth and infrastructure needs.    Our assets will be supported by a minimum volume commitment of 115,000 MMBtu/d from Memorial Resource under our processing agreement, as well as firm capacity reservations on each of our pipelines under our gathering and transportation agreements, providing us with stable cash flows. In addition, we believe that the expected near-term growth of Memorial Resource’s production in the Terryville Complex will result in volumes to us substantially in excess of the minimum volume commitments and firm capacity reservations. Additionally, upon PennTex JV’s completion of the Mt. Olive Plant, Memorial Resource’s minimum volume commitment under our processing agreement will increase to an amount equal to the Lincoln Parish Plant’s full design capacity, less any firm gas committed to the plant by other producers at such time.

•	Growing our business by pursuing accretive acquisitions. We intend to pursue opportunities to grow our business through accretive acquisitions from PennTex JV, our parent, NGP and other third parties.

•

Acquisitions from PennTex JV.    Following the closing of this offering, PennTex JV will continue to develop midstream assets, including the Mt. Olive Plant and related pipeline infrastructure in northern Louisiana. To the extent Memorial Resource requires the development of additional midstream assets to service its production within the Area of Mutual Interest in the future, PennTex JV has the exclusive right to contract with Memorial Resource for such projects pursuant to the AMI and Exclusivity Agreement. Under the omnibus agreement, if PennTex JV elects to sell any midstream assets that it currently owns, acquires or develops in the future within the Area of Mutual Interest (including the Mt. Olive Plant), we will have a right of first offer with respect to such assets.

•

Acquisitions from our parent.    Following the closing of this offering, our parent will continue to own controlling interests in PennTex JV and PennTex Permian, which owns a gas gathering system and related assets in the Permian Basin. Pursuant to the terms of the omnibus agreement, if our parent elects to sell all or a portion of its equity interest in PennTex Permian, we will have a right of first offer with respect to any such interest. Further, our parent expects to leverage its relationship with NGP to develop other midstream assets with oil and natural gas producers affiliated with NGP. In addition, we believe that our parent will be incentivized to grow our business as a result of its economic interest in us, including its ownership of our general partner, a     % limited partner interest in us (or a     % limited partner interest if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of our general partner, 92.5% of our incentive distribution rights.

•

Acquisitions facilitated through our relationship with NGP.    NGP and its affiliates have a long history of pursuing and consummating oil and natural gas property acquisitions and development in North America. Through our relationship with NGP and its affiliates, we have access to NGP’s significant pool of management talent and industry relationships, which we believe provides us with a competitive advantage in pursuing potential acquisition opportunities. For example, we may jointly pursue an acquisition where we would acquire or agree to develop and manage the midstream portion of an acquisition being pursued by an oil and gas producer controlled by NGP. We believe this arrangement gives us access to third-party acquisition opportunities that we would not otherwise be in a position to pursue. In addition, we may acquire additional midstream assets directly from NGP and its affiliates.

•	Acquisitions from third parties. Our management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties.

•

Attracting third-party customers in northern Louisiana.    While we will devote substantially all of our resources in the near term to meeting Memorial Resource’s needs in northern Louisiana, we also market our services to, and pursue strategic relationships with, other third-party producers. We believe that our early, significant footprint of efficient natural gas processing capacity and market connectivity for natural gas and NGLs in northern Louisiana will provide us with a competitive advantage that will allow us to attract third-party natural gas and NGL volumes in the future and lead to growth in our operations and cash available for distribution.

•

Maintaining and growing stable cash flows supported by long-term, fee-based contracts.    Where possible, we will seek to enter into multi-year, fee-based contracts, similar to those we will be party to with Memorial Resource, which include minimum volume commitments and firm capacity reservations in order to promote cash flow visibility and limit our direct exposure to commodity price volatility.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•

Relationship with Memorial Resource, which has a multi-year, low-risk drilling inventory.    As of December 31, 2013, Memorial Resource had leased 130,746 gross (96,733 net) acres in the Terryville Complex, encompassing 1,431 gross (994 net) identified horizontal drilling locations that represent an inventory of approximately 36 years based on Memorial Resource’s expected 2014 drilling program. During the 2014 fiscal year, Memorial Resource expects to spend $304 million of capital expenditures in the Terryville Complex, which represents approximately 87% of Memorial Resource’s total capital budget for 2014. We believe Memorial Resource’s substantial acreage position and reported drilling locations in northern Louisiana will support significant long-term demand for our midstream services in a variety of commodity price environments and will enable Memorial Resource to deliver natural gas to us in excess of the minimum volume commitments and firm capacity reservations under our commercial agreements. Further, we believe that our parent’s relationship with Memorial Resource, coupled with our right of first offer with respect to any midstream assets owned, acquired or developed by PennTex JV in the future within the Area of Mutual Interest that it elects to divest, will provide us with significant opportunity for growth as Memorial Resource’s robust drilling program continues and its production increases.

•

Long-term, fixed fee contracts with significant minimum volume commitments and firm capacity reservations support stable cash flows.    Our long-term processing agreement with Memorial Resource is supported by an initial minimum volume commitment that represents 50% of the Lincoln Parish Plant’s capacity. In addition, our long-term gathering and transportation agreements with Memorial Resource are supported by firm capacity reservations. We expect to generate approximately 77% of our revenues for the twelve months ending March 31, 2016 from minimum volume commitments and firm capacity reservation charges under these agreements. We believe that the minimum volume commitment in our processing agreement, which will increase upon PennTex JV’s completion of the Mt. Olive Plant, the firm capacity reservations in our gathering and transportation agreements and the fee-based nature of all of our initial commercial agreements will enhance the stability of our cash flows by limiting our direct commodity price and volume exposure.

•

Strategic partnership with NGP and PennTex Development.    We believe that our relationships with NGP, with its long track record of supporting and building successful oil and natural gas companies, and PennTex Development provide us with a number of benefits, including increased exposure to acquisition opportunities, access to NGP’s extensive network of industry relationships and an executive team with significant industry, management and acquisition expertise. Upon the completion of this offering, affiliates of NGP, through interests in PennTex Development and MRD WHR LA, will own substantially

all of our general partner and our incentive distribution rights, as well as a         % limited partner interest in us. As a result, we believe that NGP and our parent will be motivated to promote and support the successful execution of our business plan and to pursue projects that directly or indirectly enhance the value of our assets.

•

Experienced and incentivized management team.    Our senior management team has significant industry experience and has successfully built, grown and managed large successful midstream organizations, including public and private companies. We believe our management’s experience and expertise across the midstream spectrum provides a distinct competitive advantage. Through our management’s interest in our parent, which will own our general partner, a         % limited partner interest in us and 92.5% of our incentive distribution rights, our management team is highly incentivized to grow our distributions and the value of our business.

•

Flexible financial position and capital structure.    At the closing of this offering, we expect to have no outstanding indebtedness and available borrowing capacity of $         million under a new $         million revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy. We expect to have sufficient cash on hand at the closing of this offering to fully fund our anticipated capital expenditures through the completion of our initial assets, which will be $83.6 million.

Our Management

We are managed and operated by the board of directors and executive officers of PennTex Midstream GP, LLC, our general partner. PennTex Development owns all of the ownership interests in our general partner and is entitled to appoint the entire board of directors of our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. All of the initial officers and a majority of the initial directors of our general partner are also officers of PennTex Development. For information about the executive officers and directors of our general partner, please read “Management.”

Under the NYSE listing requirements, the board of directors of our general partner is required to have at least three independent directors meeting the NYSE’s independence standards within twelve months of the date of this prospectus. At the closing of this offering, the board of directors of our general partner will be comprised of              directors, including              directors meeting the NYSE’s independence standards. Please read “Conflicts of Interest and Fiduciary Duties.”

In order to maintain operational flexibility, certain of our operations will be conducted through, and certain of our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates. We sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Our Formation Transactions

At or prior to the closing of this offering, each of the following transactions will occur:

•	PennTex JV will form a new wholly owned subsidiary, PennTex North Louisiana Operating, LLC, and contribute to it all of the interests in, and commercial agreements related to, our initial assets;

•

PennTex JV will contribute to us its interest in PennTex North Louisiana Operating, LLC, in exchange for (i) 7.5% of the incentive distribution rights, (ii)         common units and         subordinated units, representing a     % limited partner interest in us, and (iii) the right to receive $         million in proceeds from this offering, and we will contribute this interest to our wholly owned subsidiary, PennTex Midstream Operating, LLC;

•	we will issue common units to the public in this offering, representing a % limited partner interest in us, and we will apply the net proceeds as described in “Use of Proceeds;”

•

PennTex JV will make a distribution to its members, consisting of (i)         common units and              subordinated units, representing a         % limited partner interest in us, 7.5% of our incentive distribution rights and $         million in cash to MRD WHR LA and (ii)         common units and             subordinated units, representing a         % limited partner interest in us, and $         million in cash to PennTex NLA Holdings, LLC, or PennTex NLA, a wholly owned subsidiary of PennTex Development;

•	PennTex NLA will make a distribution to its sole member, PennTex Development, consisting of common units and subordinated units, representing a % limited partner interest in us, and $ million in cash;

•	we will enter into a new $ million revolving credit facility, which will remain undrawn at the closing of this offering; and

•	we will enter into an omnibus agreement with our general partner, PennTex Development and PennTex JV.

We refer to the above transactions collectively as the “formation transactions.”

Organizational Structure After the Formation Transactions

After giving effect to the formation transactions described above, assuming the underwriters’ option to purchase additional common units from our parent is not exercised, our units will be held as follows:

Public common units		%
Common units held by PennTex Development		%
Common units held by MRD WHR LA		%
Subordinated units held by PennTex Development		%
Subordinated units held by MRD WHR LA		%
General partner interest	*

Total	100.0%

*	General partner interest is non-economic.

The following simplified diagram depicts our organizational structure after giving effect to the formation transactions described above.

(1)	Natural Gas Partners VIII, L.P. and Natural Gas Partners IX, L.P. collectively indirectly own a controlling interest in MRD WHR LA.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we are an “emerging growth company,” unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain unitholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

•	the date on which we become a large accelerated filer;

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we intend to irrevocably opt out of the extended transition period.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Because of our contractual arrangements with, and dependence on, Memorial Resource, adverse developments or announcements concerning Memorial Resource could materially adversely affect our business.

Please read the full discussion of the risk factors that you should consider in evaluating an investment in our common units under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Partnership Information

Our principal executive offices are located at 11931 Wickchester Ln., Suite 300, Houston, Texas 77043, and our telephone number is (832) 456-4000. Our website is located at www.                     .com. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Common units offered by us to the public	common units.

Option to purchase additional common units	Our parent has granted the underwriters a 30-day option to purchase up to an aggregate of additional common units to the extent the underwriters sell more than common units in this offering.

Units outstanding after this offering	common units and subordinated units, for a total of limited partner units.

Use of proceeds	We expect to receive net proceeds of approximately $ million from this offering (based on an assumed initial offering price of $ per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses payable by us, and intend to use such net proceeds as follows:

•	$ million to fund a portion of the quarterly distributions that we expect to make to our unitholders with respect to the fourth quarter of 2014 and the first quarter of 2015;

•	$ million to fully fund capital expenditures that we expect to incur from November 2014 through the completion of our initial assets;

•	$ million to make a cash distribution to PennTex JV in satisfaction of PennTex JV’s right to a reimbursement of capital expenditures it incurred with respect to the assets to be contributed to us; and

•	for general partnership purposes.

Please read “Use of Proceeds.”

We will not receive any proceeds from the sale of common units by our parent pursuant to the underwriters’ option to purchase additional common units.

Cash distributions	Within 45 days after the end of each quarter, beginning with the quarter ending , 2014, we expect to make a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to the holders of common units and subordinated units pro rata until each has received a distribution of $ .

If cash distributions to our unitholders exceed $ per common unit and subordinated unit in any quarter, our unitholders and the holders of our incentive distribution rights will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	Holders of Incentive Distribution Rights
above $ up to $	85%	15%
above $ up to $	75%	25%
above $	50%	50%

We refer to the additional increasing distributions to the holders of our incentive distribution rights as “incentive distributions.” Our general partner and MRD WHR LA will initially own 92.5% and 7.5% of our incentive distribution rights, respectively. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

We believe, based on our financial forecast and related assumptions included in “Provisions of Our Partnership Agreement Relating to Cash Distributions,” that we will have sufficient available cash to pay the minimum quarterly distribution of $ on all of our common units and subordinated units for the twelve months ending March 31, 2016. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Because not all of our initial assets will be in service prior to March 1, 2015, we expect to fund a portion of the distributions we expect to make to our unitholders in respect of the fourth quarter of 2014 and the first quarter of 2015 with net proceeds from this offering. Please read “Use of Proceeds.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Subordinated units	PennTex Development and MRD WHR LA will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2017 or (2) $ (150% of the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit and the related distribution on the incentive distribution rights, for any four-quarter period beginning with the quarter ending , 2015, in each case provided there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Securities.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, PennTex Development will own an aggregate of     % of our outstanding units (or     % of our outstanding units, if the underwriters exercise their option to purchase additional common units in full) and     % of our subordinated units. This will give PennTex Development the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide PennTex Development the ability to prevent the removal of our general partner during the subordination period. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Limited call right	If at any time our general partner and its affiliates (including PennTex Development) own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests and (2) the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed. Please read “Our Partnership Agreement—Limited Call Right.”

Registration rights	Our partnership agreement grants certain registration rights to our general partner and its affiliates. Please read “Our Partnership Agreement—Registration Rights.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common units being offered by this prospectus for sale to employees, executive officers and directors and director nominees of our general partner and certain of its affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange, or the NYSE, under the symbol “PTXP.”

Summary Historical and Pro Forma Financial Data

We are a newly formed entity with no prior operating history. Accordingly, the historical financial statements reflect the historical financial data of PennTex JV, our accounting predecessor, which was formed on March 17, 2014, as of the date and for the period indicated. The summary historical financial data as of June 30, 2014 and for the period from March 17, 2014 (Inception) to June 30, 2014 are derived from the audited financial statements of PennTex JV appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table also presents the summary pro forma balance sheet data of PennTex Midstream Partners, LP as of June 30, 2014, which are derived from the unaudited pro forma balance sheet of PennTex Midstream Partners, LP included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of June 30, 2014. These transactions include, and the pro forma balance sheet gives effect to, the following:

•	the contribution by PennTex JV of all of the interests in, and commercial agreements related to, our initial assets to PennTex North Louisiana Operating, LLC;

•

the contribution by PennTex JV of all of the interests in PennTex North Louisiana Operating, LLC to us in exchange for (i) 7.5% of our incentive distribution rights, (ii)              common units and              subordinated units and (iii) the right to receive $         million in proceeds from this offering;

•

the consummation of this offering, including our issuance of              common units to the public and 92.5% of our incentive distribution rights to our general partner, and the application of the net proceeds of this offering as described in “Use of Proceeds”;

•

the distribution by PennTex JV of (i)              common units,              subordinated units, 7.5% of our incentive distribution rights and $         million in cash to MRD WHR LA and (ii)              common units,              subordinated units and $         million in cash to PennTex NLA;

•	the distribution by PennTex NLA of common units, subordinated units and $ million in cash to PennTex Development; and

•	our entry into a new $ million revolving credit facility.

	Predecessor Historical	PennTex Midstream Partners, LP Pro Forma
	Period From March 17, 2014 (Inception) to June 30, 2014	June 30, 2014
		(unaudited)
	(in thousands)
Statement of Operations Data:
Costs and Expenses:
General and administrative expense	$1,384

Total costs and expenses	1,384

Net (loss)	$(1,384)

Balance Sheet Data (at period end):
Cash and cash equivalents	$18	$
Property, plant and equipment	36,259	36,259
Total assets	37,844
Long-term debt	—	—
Total members’/partners’ equity	33,435
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(62)
Investing activities	(34,739)
Financing activities	34,819
Capital Expenditures:
Expansion capital expenditures	$34,739

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” in evaluating an investment in our common units.

If any of the following risks were to materialize, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we may not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

Because we have a limited operating history and have not generated any revenues or operating cash flows, you may have difficulty evaluating our ability to pay cash distributions to our unitholders and our ability to successfully implement our business strategy.

Because of our limited operating history, the operating performance of our initial assets and our business strategy are not yet proven. We do not present any historical financial statements with respect to periods prior to March 17, 2014, and neither we nor our predecessor has generated any revenues or operating cash flows. Further, our predecessor’s historical financial statements for the period from March 17, 2014 to June 30, 2014 present a period of limited operations, which does not provide a meaningful basis to evaluate our operations or our ability to achieve our business strategy. As a result, it may be difficult for you to evaluate our business and results of operations to date and to assess our future prospects.

In addition, we may encounter risks and difficulties experienced by companies whose performance is dependent upon newly constructed assets, such as our initial assets failing to function as expected, higher than expected operating costs, equipment breakdown or failures and operational errors. We may be less successful in achieving a consistent operating level capable of generating cash flows from our operations sufficient to make cash distributions to our unitholders, as compared to a company whose major assets have had longer operating histories. In addition, we may be less equipped to identify and address operating risks and hazards in the conduct of our business than those companies whose major assets have had longer operating histories.

We are currently constructing our initial assets and, if we experience any construction delays or cost increases or are unable to complete the construction of our initial assets, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be adversely affected.

We are a newly formed limited partnership and are currently constructing our initial assets. We expect to continue to incur losses and experience negative operating cash flow through 2014 and to incur significant capital expenditures until completion of our initial assets. In addition, the construction of these assets involves numerous regulatory, environmental, political and legal uncertainties, which may cause delays in, or increase the costs associated with, the completion of these assets. Accordingly, we may not be able to complete the construction of the initial assets on schedule, at the budgeted cost or at all, and any delays beyond the expected construction periods or increased costs above those expected to be incurred for our initial assets would prolong, and could increase the level of, our operating losses and negative operating cash flows.

In addition, the following factors, among others, could prevent us from commencing operations upon the completion of our initial assets:

•	shortages of materials or delays in delivery of materials;

•	cost overruns and difficulty in obtaining sufficient debt or equity financing to pay for such additional costs;

•	failure to obtain all necessary governmental and third-party permits, licenses and approvals for the construction and operation of the assets;

•	weather conditions, such as hurricanes, and other catastrophes, such as explosions, fires, floods and accidents;

•	difficulties in attracting a sufficient skilled and unskilled workforce, increases in the level of labor costs and the existence of any labor disputes; and

•	local and general economic and infrastructure conditions.

Further, if our Lincoln Parish Plant is not operational by November 1, 2015, subject to certain conditions, Memorial Resource may terminate our processing agreement. Thus, if we are unable to complete or are substantially delayed in completing the construction of our initial assets, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be adversely affected.

We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to make our minimum quarterly distribution of $         per common unit and subordinated unit per quarter, or $         per unit per year, we will require available cash of approximately $         million per quarter, or approximately $         million per year, based on the common units and subordinated units outstanding immediately after completion of this offering. We may not generate sufficient cash flow each quarter to support the payment of the minimum quarterly distribution or to increase our quarterly distributions in the future. We intend to retain a portion of the proceeds from this offering to fund a portion of the quarterly distributions that we expect to make to our unitholders with respect to the fourth quarter of 2014 and the first quarter of 2015.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level of firm transportation sold and volume of natural gas we process;

•	the rates we charge any third parties for our services;

•	market prices of natural gas, NGLs and oil and their effect on Memorial Resource’s drilling schedule and production;

•	Memorial Resource’s ability to fund its drilling program;

•	adverse weather conditions;

•	the level of our operating, maintenance and general and administrative costs;

•

regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in our end-user markets, and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact our ability to renew and replace our gathering, processing and transportation agreements;

•	the relationship between natural gas and NGL prices and resulting effect on processing margins;

•	the realized pricing impacts on revenues and expenses that are directly related to commodity prices;

•	the level of competition from other midstream energy companies in our geographic markets;

•	the creditworthiness of our customers;

•

damages to pipelines and plants, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism and acts of third parties;

•	timely in-service dates of our initial assets;

•	outages at our Lincoln Parish Plant;

•	leaks or accidental releases of hazardous materials into the environment, whether as a result of human error or otherwise;

•

regulatory action affecting the supply of, or demand for, natural gas, the rates we can charge for our services, how we contract for services, our existing contracts, our operating costs or our operating flexibility; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level and timing of capital expenditures we make;

•	our debt service requirements and other liabilities;

•	our ability to borrow under our debt agreements to pay distributions;

•	fluctuations in our working capital needs;

•	restrictions on distributions contained in any of our debt agreements;

•	the cost of acquisitions, if any;

•	fees and expenses of our general partner and its affiliates we are required to reimburse;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

Because all of our initial revenue and a substantial majority of our revenue over the long term is expected to be derived from Memorial Resource’s natural gas production, any development that materially and adversely affects Memorial Resource’s operations, financial condition or market reputation could have a material and adverse impact on us.

Upon completion of the construction of our initial assets, all of our initial revenue and a substantial majority of our revenue over the long term are expected to be derived from Memorial Resource’s natural gas production. As a result, we are substantially dependent on Memorial Resource and any event, whether in our area of operations or otherwise, that adversely affects Memorial Resource’s production, drilling and completion schedule, financial condition, leverage, market reputation, liquidity, results of operations or cash flows may adversely affect our revenues and cash available for distribution. Accordingly, we are indirectly subject to the business risks of Memorial Resource, including, among others:

•	a reduction in or slowing of Memorial Resource’s development program, which would directly and adversely impact demand for our midstream services;

•	the volatility of natural gas, NGLs and oil prices, which could have a negative effect on the value of Memorial Resource’s properties, its drilling programs or its ability to finance its operations;

•	the availability of capital to Memorial Resource on an economic basis to fund its exploration and development activities;

•	Memorial Resource’s ability to replace reserves;

•	Memorial Resource’s drilling and operating risks, including potential environmental liabilities;

•	transportation capacity constraints and interruptions;

•	adverse effects on Memorial Resource of governmental and environmental regulation; and

•	losses to Memorial Resource from pending or future litigation.

Further, we are subject to the risk of non-payment or non-performance by Memorial Resource. We cannot predict the extent to which Memorial Resource’s business would be impacted if conditions in the energy industry were to deteriorate, nor can we estimate the impact such conditions would have on Memorial Resource’s ability to execute its drilling and development program. Any material non-payment or non-performance by Memorial Resource would reduce our ability to make distributions to our unitholders.

The assumptions underlying the forecast of cash available for distribution, as set forth in “Our Cash Distribution Policy and Restrictions on Distributions,” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecast.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast results of operations, Adjusted EBITDA, distributable cash flow and cash available for distribution for the twelve months ending March 31, 2016. Our ability to pay the full minimum quarterly distribution during the twelve months ending March 31, 2016 is based on a number of assumptions that may not prove to be correct and that are discussed in “Our Cash Distribution Policy and Restrictions on Distributions.” Management has prepared the financial forecast and has not received an opinion or report on it from our or any other independent auditor. The assumptions and estimates underlying the forecast are substantially driven by Memorial Resource’s anticipated drilling and completion schedule and, although we consider our assumptions as to Memorial Resource’s ability to maintain that schedule reasonable as of the date of this prospectus, those estimates and Memorial Resource’s ability to achieve anticipated drilling and production targets are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast. If we do not achieve the forecast results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

Because of the natural decline in production from existing wells, our success depends, in part, on Memorial Resource’s ability to replace declining production and our ability to secure new sources of natural gas from Memorial Resource or other third parties.

The natural gas volumes that will support our assets depend on the level of Memorial Resource’s production from natural gas wells located in the areas in which we operate. This production may be less than expected and will naturally decline over time. To the extent Memorial Resource reduces its activity or otherwise ceases to drill and complete wells, revenues for our midstream services will be directly and adversely affected. In addition, natural gas volumes from completed wells will naturally decline and our cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels on our assets, we must obtain new sources of natural gas from Memorial Resource or other third parties. The primary factors affecting our ability to obtain additional sources of natural gas include (i) the success of Memorial Resource’s drilling activity in our area of operations, (ii) Memorial Resource’s acquisition of additional acreage and (iii) our ability to obtain dedications of acreage from third parties.

We have no control over Memorial Resource’s or other producers’ levels of development and completion activity in our area of operation, the lateral lengths of wells drilled, the amount of reserves associated with wells drilled within the area or the rate at which production from a well declines. We have no control over Memorial Resource or other producers or their development plan decisions, which are affected by, among other things:

•	the availability and cost of capital;

•	prevailing and projected natural gas, NGLs and oil prices;

•	demand for natural gas, NGLs and oil;

•	levels of reserves;

•	geologic considerations;

•	environmental or other governmental regulations, including the availability of drilling permits and the regulation of hydraulic fracturing; and

•	the costs of producing the gas and the availability and costs of drilling rigs and other equipment.

Fluctuations in energy prices can also greatly affect the development of reserves. Memorial Resource could elect to reduce its drilling and completion activity if commodity prices decrease. Declines in commodity prices could have a negative impact on Memorial Resource’s development and production activity, and, if sustained, could lead to a material decrease in such activity. Sustained reductions in development or production activity in northern Louisiana could lead to reduced utilization of our services.

Due to these and other factors, even if reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves. If reductions in development activity result in our inability to maintain the current levels of throughput on our systems, those reductions could reduce our revenue and cash flow and adversely affect our ability to make cash distributions to our unitholders.

We do not intend to obtain independent evaluations of oil, natural gas or NGL reserves to be gathered, processed or transported by our assets; therefore, in the future, volumes on our systems could be less than we anticipate.

We do not intend to obtain independent evaluations of oil, natural gas or NGL reserves expected to be gathered, processed or transported by our assets. Accordingly, we may not have independent estimates of total reserves underlying the areas in which we operate or the anticipated life of such reserves. If the total reserves or estimated life of the reserves we expect to service are less than we anticipate and we are unable to secure additional sources of oil, natural gas or NGLs, we could experience a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We may not be able to attract third-party volumes, which could limit our ability to grow and prolong our dependence on Memorial Resource.

Part of our long-term growth strategy includes diversifying our customer base by identifying opportunities to offer services to third parties. Upon completion of the construction of our initial assets, we will earn all of our revenues from Memorial Resource. Our ability to increase assets’ throughput and any related revenue from third parties is subject to numerous factors beyond our control, including competition from third parties and the extent to which we have available capacity when requested by third parties. To the extent our assets lack available capacity for third-party volumes, we may not be able to compete effectively with third-party systems for additional natural gas production and completions in our area of operation. In addition, some of our natural gas and NGL marketing competitors for third-party volumes have greater financial resources and access to larger supplies of natural gas than those available to us, which could allow those competitors to price their services more aggressively than we do.

Our efforts to attract new unaffiliated customers may be adversely affected by (i) our relationship with Memorial Resource and the fact that a substantial majority of the capacity of our assets will be necessary to service Memorial Resource’s production and development and completion schedule and (ii) our desire to provide services pursuant to fee-based contracts. As a result, we may not have the capacity to provide services to third parties and/or potential third-party customers may prefer to obtain services pursuant to other forms of contractual arrangements under which we would be required to assume direct commodity exposure.

We will be required to make substantial capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make cash distributions may be diminished or our financial leverage could increase.

In order to increase our asset base, we will need to make expansion capital expenditures. If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and, as a result, we will be unable to raise the level of our future cash distributions. To fund our expansion capital expenditures, we will be required to use cash from our operations or incur borrowings. Alternatively, we may sell additional common units or other securities to fund our capital expenditures. Such uses of cash from our operations will reduce our cash available for distribution. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional limited partner interests may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease our ability to pay distributions at the prevailing distribution rate. Following the completion of this offering, neither our parent nor any of its affiliates will be committed to providing any direct or indirect support to fund our growth.

Our operations will initially be focused in the Terryville Complex in northern Louisiana, making us vulnerable to risks associated with operating in one major geographic area.

Initially, we will rely exclusively on revenues generated from our assets that we are constructing in the Terryville Complex in northern Louisiana. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, market limitations, water shortages or other drought related conditions or interruption of the processing or transportation of natural gas, NGLs or oil.

If we are unable to make acquisitions on economically acceptable terms from our parent, affiliates of NGP, PennTex JV or third parties, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash generated from operations on a per unit basis.

Our ability to grow depends, in part, on our ability to make acquisitions that increase our cash generated from operations on a per unit basis. The acquisition component of our strategy is based, in large part, on our expectation of ongoing divestitures of midstream energy assets by industry participants, including our parent, affiliates of NGP and PennTex JV. Other than the obligations of our parent and PennTex JV under the omnibus agreement to allow us to make an offer with respect to certain assets that they elect to sell, we have no contractual arrangement with our parent, affiliates of NGP or PennTex JV that would require it to provide us with an opportunity to offer to acquire midstream assets that it may sell. Accordingly, while we note elsewhere in this prospectus that we believe our parent, affiliates of NGP and PennTex JV will be incentivized pursuant to their economic relationship with us to offer us opportunities to purchase midstream assets, there can be no assurance that any such offer will be made or that we will reach agreement on the terms with respect to any acquisition opportunities. Furthermore, many factors could impair our access to future midstream assets, including a change in control of our parent or our general partner’s transfer of its incentive distribution rights to a third party. A material decrease in divestitures of midstream energy assets from our parent, affiliates of NGP, PennTex JV or otherwise would limit our opportunities for future acquisitions and could have a material adverse effect on our business, results of operations, financial condition and ability to make quarterly cash distributions to our unitholders.

We may be unable to make accretive acquisitions from our parent, affiliates of NGP, PennTex JV or third parties for a number of reasons, including:

•	our parent, affiliates of NGP or PennTex JV may elect not to sell or contribute additional assets to us or to offer acquisition opportunities to us;

•	we may be unable to identify attractive third-party acquisition opportunities;

•	we may be unable to negotiate acceptable purchase contracts with our parent, affiliates of NGP, PennTex JV or third parties;

•	we may be unable to obtain financing for these acquisitions on economically acceptable terms;

•	we may be outbid by competitors; or

•	we may be unable to obtain necessary governmental or third-party consents.

If we are unable to make accretive acquisitions, our future growth and ability to maintain and increase distributions will be limited.

Our merger and acquisition activities may not be successful or may result in completed acquisitions that do not perform as anticipated.

From time to time, we may make acquisitions of businesses and assets. Such acquisitions involve substantial risks, including the following:

•	acquired businesses or assets may not produce revenues, earnings or cash flow at anticipated levels;

•	acquired businesses or assets could have environmental, permitting or other problems for which contractual protections prove inadequate;

•	we may assume liabilities that were not disclosed to us, that exceed our estimates, or for which our rights to indemnification from the seller are limited;

•

we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems; and

•

acquisitions, or the pursuit of acquisitions, could disrupt our ongoing businesses, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

We are unable to control the construction of the Mt. Olive Plant, and any delays or increased costs associated with the construction of the Mt. Olive Plant may delay PennTex JV’s ability or willingness to sell this asset.

Pursuant to the omnibus agreement, PennTex JV will grant us a right of first offer with respect to any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest that PennTex JV elects to sell. This right of first offer extends to the Mt. Olive Plant, which we expect will be completed in October 2015. We are unable to control the completion of the Mt. Olive Plant, and therefore we cannot predict the likelihood or potential impact of delays in, or increased costs associated with, the completion of the Mt. Olive Plant, including delays or cost increases resulting from risks similar to those we face in the construction of our initial assets. Any such delays or costs, however, may delay a potential sale of the Mt. Olive Plant by PennTex JV, or alter the terms on which such sale would occur, which may delay or impair our opportunity to purchase this asset pursuant to our right of first offer.

Our construction or purchase of new midstream assets may not result in increases in our cash available for distribution and may be subject to financing, regulatory, environmental, political, legal and economic risks, which could adversely affect our cash flows, results of operations and financial condition and, as a result, our ability to distribute cash to our unitholders.

The construction of any additions or modifications to our assets in the future and the construction or purchase of any new assets involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. Financing may not be available on economically acceptable terms or at all. If we undertake these projects, we may not be able to complete them on schedule, at the budgeted cost or at all. Moreover, our revenues and cash available for distribution may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a processing facility, the construction may occur over an extended period of time, and we may not receive any material increases in revenues until the project is completed. Moreover, we may construct facilities to capture anticipated future production growth in an area in which such growth does not materialize. As a result, any new assets that we construct or purchase may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition. In addition, the construction of additions to our assets in the future may require us to obtain new rights-of-way prior to constructing. We may be unable to timely obtain such rights-of-way or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to expand or renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, our cash flows could be adversely affected.

We rely in part on estimates from producers regarding of the timing and volume of their anticipated natural gas production. Production estimates are subject to numerous uncertainties, all of which are beyond our control. These estimates may prove to be inaccurate, and new facilities that we construct may not attract sufficient volumes to achieve our expected cash flow and investment return.

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.

We expect to enter into a revolving credit facility in connection with the closing of this offering. Our revolving credit facility is expected to limit our ability to, among other things:

•	incur or guarantee additional debt;

•	redeem or repurchase units or make distributions under certain circumstances;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Our revolving credit facility also is expected to contain covenants requiring us to maintain certain financial ratios. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet any such ratios and tests.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

•	Our future level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

A shortage of equipment and skilled labor in the Terryville Complex could reduce equipment availability and labor productivity and increase labor and equipment costs, which could have a material adverse effect on our business and results of operations.

Our services require special equipment and laborers skilled in multiple disciplines, such as equipment operators, mechanics and engineers, among others. If we experience shortages of necessary equipment or skilled labor in the future, our labor and equipment costs and overall productivity could be materially and adversely affected. If our equipment or labor prices increase or if we experience materially increased health and benefit costs for employees, our results of operations could be materially and adversely affected.

If third-party pipelines or other midstream facilities interconnected to our assets become partially or fully unavailable, our operating margin, cash flow and ability to make cash distributions to our unitholders could be adversely affected.

Our assets will connect to other pipelines or facilities owned and operated by unaffiliated third parties. The continuing operation of third-party pipelines, compressor stations and other midstream facilities is not within our control. These pipelines, plants and other midstream facilities may become unavailable because of testing, turnarounds, line repair, maintenance, reduced operating pressure, lack of operating capacity, regulatory requirements and curtailments of receipt or deliveries due to insufficient capacity or because of damage from severe weather conditions or other operational issues. In addition, if the costs to us to access and transport on these third-party pipelines significantly increase, our profitability could be reduced. If any such increase in costs occurs or if any of these pipelines or other midstream facilities become unable to receive or transport natural gas, our operating margin, cash flow and ability to make cash distributions to our unitholders could be adversely affected.

Our exposure to commodity price risk may change over time.

We initially expect to generate all of our revenues pursuant to fee-based contracts under which we are paid based on the volumes that we process and transport, rather than the underlying value of the commodity, in order to minimize our exposure to commodity price risk. However, our efforts to negotiate and enter into similar fee-based contracts with new customers in the future may not be successful. In addition, we may acquire or develop additional midstream assets in a manner that increases our exposure to commodity price risk. Future exposure to the volatility of natural gas, NGL and oil prices could have a material adverse effect on our business, results of operations and financial condition and, as a result, our ability to make cash distributions to our unitholders.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail our operations and have a material adverse effect on our ability to distribute cash and, accordingly, the market price for our common units.

Our operations are subject to all of the hazards inherent in the gathering, processing and transporting of natural gas, including:

•	damage to pipelines and plants, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters, acts of terrorism and acts of third parties;

•	damage from construction, farm and utility equipment as well as other subsurface activity (for example, mine subsidence);

•	leaks of natural gas, NGLs or oil or losses of natural gas, NGLs or oil as a result of the malfunction of equipment or facilities;

•	fires, ruptures and explosions;

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations; and

•	hazards experienced by other operators that may affect our operations by instigating increased regulations and oversight.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We do not own all of the land on which our pipelines and facilities are being constructed, which could result in disruptions to our operations.

We do not own all of the land on which our pipelines and facilities are being constructed, and we are, therefore, subject to the possibility of more onerous terms or increased costs to retain necessary land use if we do not have valid rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.

The loss of key personnel could adversely affect our ability to operate.

We depend on the services of a relatively small group of our general partner’s senior management and technical personnel. We do not maintain, nor do we have any current plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our general partner’s senior management or technical personnel, including Thomas F. Karam, Chairman and Chief Executive Officer, Robert O. Bond, Chief Operating Officer, and Steven R. Jones, Chief Financial Officer, could have a material adverse effect on our business, financial condition and results of operations.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

We are managed and operated by the board of directors of our general partner. Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers and employees who provide services to our general partner and its affiliates. If our general partner and the officers and employees of our general partner and its affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer, and our ability to make distributions to our unitholders may be reduced.

The amount of cash we will have available for distribution to our unitholders depends primarily on our cash flow and not solely on profitability, which may prevent us from making distributions, even during periods in which we record net income.

You should be aware that the amount of cash we will have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record a net loss for financial accounting purposes, and conversely, we might fail to make cash distributions during periods when we record net income for financial accounting purposes.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of such assets, which may cause our revenues to decline and our operating expenses to increase.

We expect our transportation operations will be exempt from regulation by the Federal Energy Regulatory Commission, or FERC, under the Natural Gas Act of 1938, or NGA. Section 1(b) of the NGA, exempts natural gas gathering facilities from regulation by FERC under the NGA. Although the FERC has not made any formal determinations with respect to any of our facilities, which we believe to be gathering facilities, we believe that our natural gas pipelines meet the traditional tests FERC has used to establish whether a pipeline is a gathering pipeline not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of our gathering facilities may be subject to change based on future determinations by FERC, the courts, or Congress. If the FERC were to consider the status of an individual facility and determine that the facility or services provided by it are not exempt from FERC regulation under the NGA, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the NGA or the Natural Gas Policy Act of 1978, or NGPA. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our results of operations and cash flows. If any of our facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of civil penalties, as well as a requirement to disgorge charges for such services in excess of the rate established by the FERC.

Other FERC regulations may indirectly impact our business and the market for products derived from our business. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on open access transportation, market manipulation, ratemaking, gas quality, capacity release and market center promotion, may indirectly affect the intrastate natural gas market. Should we fail to comply with any applicable FERC administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines, which could have a material adverse effect on our results of operations and cash flows. FERC has civil penalty authority under the NGA and NGPA to impose penalties for current violations of up to $1,000,000 per day per violation for violations occurring after August 8, 2005.

State regulation of natural gas gathering facilities and intrastate transportation pipelines generally includes various safety, environmental and, in some circumstances, nondiscriminatory take and common purchaser requirements, as well as complaint-based rate regulation. Other state regulations may not directly apply to our business, but may nonetheless affect the availability of natural gas.

For more information regarding federal and state regulation of our operations, please read “Business—Regulation of Operations.”

Our PennTex NGL Pipeline will be regulated by the FERC, which may adversely affect our revenue and results of operations.

We expect that our PennTex NGL Pipeline will be regulated by the FERC under the Interstate Commerce Act, or the ICA, and the Energy Policy Act of 1992, or EPAct 1992, and the rules and regulations promulgated under those laws. FERC regulates the rates and terms and conditions of service, including access rights, for interstate shipments on common carrier petroleum pipelines. As result of FERC regulation, we may not be able to choose our customers or recover some of our costs of service allocable to such interstate transportation service, which may adversely affect our revenue and result of operations.

Increased regulation of hydraulic fracturing could result in reductions or delays in natural gas, NGLs and oil production by our customers, which could reduce the throughput on our assets, which could adversely impact our revenues.

Memorial Resource regularly uses hydraulic fracturing as part of its operations in northern Louisiana. Hydraulic fracturing is a well stimulation process that utilizes large volumes of water and sand (or other proppant) combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock to release hydrocarbons. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states, including Louisiana, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. In addition, various studies are currently underway by the U.S. Environmental Protection Agency, or the EPA, and other federal agencies concerning the potential environmental impacts of hydraulic fracturing activities. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. We cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, that could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of liquids and natural gas that move through our assets, which in turn could materially adversely affect our revenues and results of operations.

We and our customers may incur significant liability under, or costs and expenditures to comply with, environmental and worker health and safety regulations, which are complex and subject to frequent change.

Upon the commencement of our operations, we will be subject to various stringent federal, state, provincial and local laws and regulations relating to the discharge of materials into, and protection of, the environment. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly response actions. These laws and regulations may impose numerous obligations that are applicable to our and our customers’ operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our or our customers’ operations, the imposition of specific standards addressing worker protection and the imposition of substantial liabilities and remedial obligations for pollution or contamination resulting from our and our customers’ operations. Failure to comply with these laws, regulations and permits may result in joint and several, strict liability and the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. Private parties, including the owners of the properties through which our pipelines pass and facilities where wastes resulting from our operations are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover all or any of these costs from insurance. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenues, which in turn could affect our profitability. There is no assurance that changes in or additions to public policy regarding the protection of the environment will not have a significant impact on our operations and profitability.

Our operations also pose risks of environmental liability due to leakage, migration, releases or spills from our operations to surface or subsurface soils, surface water or groundwater. Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons, or solid wastes have been stored or released. We may be required to remediate contaminated properties operated by prior owners or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. Please read “Business—Regulation of Environmental and Occupational Safety and Health Matters” for more information.

Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the natural gas that we process and transport while potential physical effects of climate change could disrupt our customers’ production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases, or GHGs, present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, establish Prevention of Significant Deterioration, or PSD, construction and Title V operating permit reviews for certain large stationary sources that are potential major sources of GHG emissions. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established by the states or, in some cases, by the EPA on a case by-case basis. These EPA rulemakings could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the U.S. on an annual basis. We expect to monitor GHG emissions from our operations in accordance with the GHG emissions reporting rule. While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. If Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products. Furthermore, the Obama administration announced its Climate Action Plan in 2013, which, among other things, directs federal agencies to develop a strategy for the reduction of methane emissions, including emissions from the oil and gas industry. As part of the Climate Action Plan, the Obama Administration also announced that it intends to adopt additional regulations to reduce emissions of GHGs and to encourage greater use of low carbon technologies in the coming years. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could also adversely affect demand for the natural gas that we process and transport. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our exploration and production operations.

We may incur significant costs and liabilities as a result of pipeline integrity management program testing and any related pipeline repair or preventative or remedial measures.

The United States Department of Transportation, or DOT, has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm in “high consequence areas.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

The Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011, or the 2011 Pipeline Safety Act, among other things, increases the maximum civil penalty for pipeline safety violations and directs the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. Effective October 25, 2013, the Pipelines and Hazardous Materials Safety Administration, or PHMSA, adopted new rules increasing the maximum administrative civil penalties for violations of the pipeline safety laws and regulations that occur after January 3, 2012 to $200,000 per violation per day, with a maximum of $2,000,000 for a related series of violations. Should our operations fail to comply with DOT or comparable state regulations, we could be subject to substantial penalties and fines.

PHMSA has also published advanced notices of proposed rulemaking to solicit comments on the need for changes to its safety regulations, including whether to extend the integrity management requirements to additional types of facilities, such as gathering pipelines and related facilities. Additionally, PHMSA recently issued an advisory bulletin providing guidance on the verification of records related to pipeline maximum allowable operating pressure and maximum operating pressure, which could result in additional requirements for the pressure testing of pipelines or the reduction of maximum operating pressures. The adoption of these and other laws or regulations that apply more comprehensive or stringent safety standards could require us to install new or modified safety controls, pursue new capital projects, or conduct maintenance programs on an accelerated basis, all of which could require us to incur increased operational costs that could be significant. While we cannot predict the outcome of legislative or regulatory initiatives, such legislative and regulatory changes could have a material effect on our cash flow. Please read “Business—Regulation of Operations—Pipeline Safety Regulation” for more information.

Terrorist attacks or cyber-attacks could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks or cyber-attacks may significantly affect the energy industry, including our operations and those of our customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. We do not maintain specialized insurance for possible liability resulting from such attacks on our assets that may shut down all or part of our business. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

Our parent, our general partner and their respective affiliates have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

Following this offering, our parent will own and control our general partner and will appoint all of the officers and directors of our general partner. All of our initial officers and certain of our initial directors will also be officers or directors of our parent. Although our general partner has a duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to its owner, our parent. Further, our directors and officers who are also directors and officers of our parent have a fiduciary duty to manage our parent in a manner that is beneficial to our parent. Conflicts of interest will arise between our parent and our general partner, on the one hand, and us and our common unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of our parent over our interests and the interests of our unitholders. These conflicts include the following situations, among others:

•	actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units;

•	the directors and officers of our parent have a fiduciary duty to make decisions in the best interests of the owners of our parent, which may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us, such as our parent, in exercising certain rights under our partnership agreement;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions,

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units owned by our parent and MRD WHR LA to convert. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions from Capital Surplus”;

•

our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us;

•	contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations;

•

our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus, which may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	we may not choose to retain separate counsel for ourselves or for the holders of common units;

•	our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us; and

•

our parent, as the holder of a majority of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders, which may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Fiduciary Duties.”

Ongoing cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce the amount of cash available for distribution to our unitholders.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering administrative staff and support services to us and reimbursements paid by our general partner to our parent for customary management and general administrative services. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed under the omnibus agreement. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash available for distribution to our unitholders.

We expect to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute to our partners most of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations.

To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. In addition, the incurrence of commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce our cash available for distribution to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units with contractual standards.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions, in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its other affiliates;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Duties.”

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders’ ability to choose the judicial forum for disputes with us or our general partner’s directors, officers or other employees.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, or (5) asserting a claim against us governed by the internal affairs doctrine. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. This provision may have the effect of discouraging lawsuits against us and our general partner’s directors and officers. For additional information about the exclusive forum provision of our partnership agreement, please read “Our Partnership Agreement—Exclusive Forum.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our parent, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of PennTex Midstream Partners, LP” and “Certain Relationships and Related Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash available for distribution to our unitholders.

As the holder of a majority of our incentive distribution rights, our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, as the holder of a majority of our incentive distribution rights, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, the holders of our incentive distribution rights will be entitled to receive a number of common units equal to the number of common units that would have entitled such holders to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to such holders in respect of their incentive distribution rights in the quarter prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our parent transfers its incentive distribution rights to a third party. A reset election may also cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to the holders of our incentive distribution rights in connection with resetting the target distribution levels. Any holder of our incentive distribution rights (including our general partner) may transfer all or a portion of its incentive distribution rights in the future, and the holder or holders of a majority of our incentive distribution rights will be entitled to exercise the right to reset the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

The incentive distribution rights held by our general partner and MRD WHR LA may be transferred to a third party without unitholder consent.

Any holder of our incentive distribution rights (including our general partner) may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner (and its owner, our parent) may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity, to incur debt to capture growth opportunities or for other purposes, or to make cash distributions at our intended levels.

If interest rates rise, the interest rates on our revolving credit facility, future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes, or to make cash distributions at our intended levels.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates (including our parent), their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner from transferring all or a portion of their respective ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a “change of control” without the vote or consent of the unitholders.

You will experience immediate dilution in tangible net book value of $         per common unit.

The assumed initial public offering price of $         per unit exceeds our pro forma net tangible book value of $         per unit. Based on the assumed initial public offering price of $         per unit (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution of $         per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets being contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost and not their fair value. Please read “Dilution.”

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	each unitholder’s proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may, among other adverse effects: (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

Our parent and MRD WHR LA may sell common units in the public markets or otherwise, which sales could have an adverse impact on the trading price of the common units.

Upon the completion of this offering, our parent will own              common units and              subordinated units and MRD WHR LA will own              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier. The sale of these units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop. Please read “Units Eligible for Future Sale.”

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including our parent) own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the highest cash price paid by either our general partner or any of its affiliates for any common units purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those common units and (ii) the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will own an aggregate of     % of our common units (or     % if the underwriters exercise in full their option to purchase additional common units) and     % of our subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own     % of our common units. For additional information about the limited call right, please read “Our Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we will initially own assets and conduct business in Louisiana. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “Our Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly traded common units (assuming no exercise of the underwriters’ option to purchase additional common units). In addition, our parent, an affiliate of our general partner, will own              common units and              subordinated units, representing an aggregate approximately     % limited partner interest in us, and MRD WHR LA will own              common units and              subordinated units, representing an aggregate approximately     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	events affecting Memorial Resource;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after the consummation of this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

For as long as we are an “emerging growth company,” we will not be required to comply with certain disclosure requirements that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an “emerging growth company,” which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (2) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) provide certain disclosure regarding executive compensation required of larger public companies or (4) hold nonbinding advisory votes on executive compensation. We will remain an “emerging growth company” for up to five full fiscal years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, become a large accelerated filer or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to “emerging growth companies”, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not “emerging growth companies.” If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

The New York Stock Exchange does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of PennTex Midstream Partners, LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a publicly traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $1.75 million of incremental costs per year associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or the IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then the amount of cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, the amount of cash available for distribution would be substantially reduced. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception upon which we rely for our treatment as a partnership for federal income tax purposes. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce the amount of cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce the amount of cash available for distribution.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Immediately after this initial public offering our parent and MRD WHR LA will, between them, own             % of the total interest in our capital and profits. Therefore, a transfer by our parent and MRD WHR LA of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Louisiana, which imposes a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	delays in completing the construction of our initial assets;

•	Memorial Resource’s inability to meet its drilling and development plan;

•	our ability to successfully implement our business strategy;

•	realized natural gas, NGLs and oil prices;

•	competition and government regulations;

•	actions taken by third-party producers, operators, processors and transporters;

•	pending legal or environmental matters;

•	costs of conducting our midstream operations;

•	general economic conditions;

•	credit markets;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to our midstream business, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, environmental risks, drilling and completion and other operating risks, regulatory changes, the uncertainty inherent in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” in this prospectus.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds of approximately $         million from this offering (based on an assumed initial offering price of $         per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses payable by us, as follows:

•	$ million to fund a portion of the quarterly distributions that we expect to make to our unitholders with respect to the fourth quarter of 2014 and the first quarter of 2015;

•	$ million to fully fund capital expenditures that we expect to incur from November 2014 through the completion of our initial assets;

•	$ million to make a cash distribution to PennTex JV in satisfaction of PennTex JV’s right to a reimbursement of capital expenditures it incurred with respect to the assets to be contributed to us; and

•	for general partnership purposes.

Our parent has granted the underwriters a 30-day option to purchase up to an aggregate of              additional common units to the extent the underwriters sell more than              common units in this offering. We will not receive any proceeds from the sale of common units by our parent pursuant to any exercise of the underwriters’ option to purchase additional common units. If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to a     % limited partner interest in us.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discounts and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a $         decrease in the assumed initial offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million. Any increase or decrease in the net proceeds would change the amount of our reimbursement of PennTex JV for its capital expenditures.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an historical basis for PennTex JV, our accounting predecessor; and

•

on a pro forma basis to reflect the completion of our formation transactions, the issuance and sale of our common units in this offering and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the audited historical financial statements of PennTex JV and our unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Organizational Structure After the Formation Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This table assumes that the underwriters’ option to purchase additional common units is not exercised.

	As of June 30, 2014
	Predecessor Historical	PennTex Midstream Partners, LP Pro Forma
		(unaudited)
	(in thousands)
Cash and Cash Equivalents	$18	$

Long-term Debt:
Revolving credit facility(1)	—		—
Members’ Equity:
Predecessor members’ equity	33,435		—
Partners’ Equity:
Common units—public	—
Common units—MRD WHR LA	—
Common units—PennTex Development	—
Subordinated units—MRD WHR LA	—
Subordinated units—PennTex Development	—

Total members’/partners’ equity	33,435

Total capitalization	$33,435	$

(1)	In connection with the completion of this offering, we expect to enter into a revolving credit facility, which will remain undrawn at the closing of this offering. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus), as of June 30, 2014, after giving effect to the offering of common units and the formation transactions described under “Summary—Our Formation Transactions,” our pro forma net tangible book value would have been approximately $         million, or $         per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before the offering(1)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)(4)		$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to PennTex JV for its contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.
(3)	A $1.00 increase or decrease in the assumed initial public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discounts and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed initial offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, each decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by PennTex JV and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units			Total Consideration
	Number	Percent		Amount	Percent
PennTex JV(1)(2)(3)			%	$		%
Purchasers in the offering

Total		100%		$	100%

(1)	In connection with the transactions contemplated by this prospectus, we will issue to PennTex JV common units and subordinated units and PennTex JV expects to distribute common units and subordinated units to PennTex Development and common units and subordinated units to MRD WHR LA.
(2)	The contributed assets will be recorded at historical cost. The pro forma book value of the consideration provided by PennTex JV as of June 30, 2014 would have been approximately $ million.
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to the audited financial statements of PennTex JV, our accounting predecessor, as of June 30, 2014 and for the period from March 17, 2014 to June 30, 2014 and the related notes to those financial statements. For additional information regarding our pro forma financial information, you should refer to our pro forma balance sheet as of June 30, 2014 and the related notes thereto.

General

Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (1) cash (including cash from changes in deferred revenue) on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from (i) working capital borrowings made after the end of the quarter and (ii) certain cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us). Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility and other debt agreements we may enter into in the future. Our revolving credit facility will contain covenants requiring us and our subsidiaries to maintain certain financial ratios and will contain certain restrictions on incurring indebtedness, making distributions, making investments and engaging in certain other partnership actions, including making cash distributions while a default or event of default has occurred and is continuing, notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital

Resources—Revolving Credit Facility” and “Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.”

•

The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, PennTex Development will own our general partner and will own an aggregate of approximately     % of our outstanding common units and     % of our subordinated units (assuming no exercise of the underwriters’ option to purchase additional common units).

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•

Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

•

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions From Capital Surplus.” We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow may be Dependent on Our Ability to Access External Financing Sources

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our current and future credit facilities and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. We do not have any commitment from PennTex Development or NGP to provide any capital to us following this offering. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. We anticipate that any future credit facilities and other debt agreements we may enter into in the future would restrict our ability to incur additional debt. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our current and future credit facilities or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We will adjust the amount of our first distribution for the period from the closing of this offering through                     , 2014, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise of the underwriters’ option to purchase additional common units) is summarized in the table below:

Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized
Common units held by the public		$	$
Common units held by PennTex Development
Common units held by MRD WHR LA
Subordinated units held by PennTex Development
Subordinated units held by MRD WHR LA

Total		$	$

Our general partner and MRD WHR LA will initially hold 92.5% and 7.5% of our incentive distribution rights, respectively. The incentive distribution rights entitle the holders to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $         per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Fiduciary Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holders of a majority of our incentive distribution rights (initially our general partner will own 92.5% of our incentive distribution rights) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

In the section that follows, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $         per unit for the twelve months ending March 31, 2016. In that section, we present a table captioned “PennTex Midstream Partners, LP Estimated Cash Available for Distribution,” in which we provide our estimated forecast of our ability to generate sufficient cash available for distribution to support the payment of the minimum quarterly distribution on all units for the twelve months ending March 31, 2016.

Estimated Cash Available for Distribution through March 31, 2016

We forecast that our estimated cash available for distribution for the twelve months ending March 31, 2016 will be approximately $36.4 million. This amount would exceed by approximately $         million the amount of available cash required to support the total annualized minimum quarterly distribution of $         million on all of our common units and subordinated units for the twelve months ending March 31, 2016. We expect our cash generated from operations for the quarter ending March 31, 2015 to be $         million less than the amount needed to pay the full minimum quarterly distribution on all of our common units and subordinated units. Accordingly, we intend to use cash on hand at the closing of this offering to fund distributions to our unitholders with respect to the fourth quarter of 2014 and the first quarter of 2015.

Our management has prepared the forecast of estimated cash available for distribution and related assumptions and considerations set forth below to substantiate our belief that we will have sufficient available cash to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending March 31, 2016. This forecast is a forward-looking statement and should be read together with the unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we will have sufficient available cash to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending March 31, 2016. However, this information is not factual and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither Ernst & Young LLP nor any other independent registered public accounting firms, have examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, neither Ernst & Young LLP nor any other independent registered public accounting firms, express an opinion or any other form of assurance with respect thereto. The reports of Ernst & Young LLP included in this prospectus do not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, if realized, could cause our actual results of operations to vary significantly from those that would enable us to have sufficient available cash to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending March 31, 2016. Please read below under “—Assumptions and Considerations” for further information as to the assumptions we have made in preparing the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, the statement that we believe that we will have sufficient available cash to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending March 31, 2016, should not be regarded as a representation by us, the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The table below presents our projection of operating results and estimated available cash for each quarter during the year ending December 31, 2015 and the first quarter of 2016.

PennTex Midstream Partners, LP Estimated Cash Available for Distribution
	Quarter Ending										Twelve Months Ending
	March 31, 2015		June 30, 2015		September 30, 2015		December 31, 2015		March 31, 2016		March 31, 2016
	(in millions, except per unit data)
Revenues:
Minimum volume commitment and firm capacity reservation revenues(1)		$3.2		$6.9		$6.9		$11.5		$11.4	$36.8
Revenues in excess of the minimum volume commitment and firm capacity revenues(1)		1.4		4.2		5.3		0.5		0.6	10.6

Total Revenues(2)		$4.6		$11.0		$12.2		$12.1		$12.0	$47.3
Operating Costs and Expenses:
Costs of sales and transportation expense		—		—		—		—		—	—
Operations and maintenance expense		0.5		0.9		1.1		1.2		1.2	4.4
Depreciation and amortization expense		0.7		1.5		1.5		1.5		1.5	6.0
General and administrative expense(3)		0.9		0.9		0.9		0.9		0.9	3.8
Taxes, other than income taxes(4)		0.3		0.3		0.3		0.3		0.3	1.2

Total operating costs and expenses		$2.4		$3.6		$3.8		$3.9		$3.9	$15.3

Operating Income		$2.2		$7.4		$8.4		$8.1		$8.1	$32.0
Other (Expense) Income:
Interest (expense) income, net(5)		(0.2)		(0.2)		(0.2)		(0.2)		(0.2)	(0.7)
Income tax (expense)		—		—		—		—		—	—
Total other (expense) income		(0.2)		(0.2)		(0.2)		(0.2)		(0.2)	(0.7)

Net Income		$2.0		$7.2		$8.2		$7.9		$7.9	$31.3

Add:
Depreciation and amortization expense		0.7		1.5		1.5		1.5		1.5	6.0
Deferred revenue(6)		—		—		—		—		—	—
Interest (expense) income, net(5)		(0.2)		(0.2)		(0.2)		(0.2)		(0.2)	(0.7)
Income tax expense		—		—		—		—		—	—

Adjusted EBITDA(7)		$2.9		$8.9		$9.9		$9.6		$9.6	$38.0

Less:
Cash interest expense, net of interest income		0.2		0.2		0.2		0.2		0.2	0.7
Cash tax expense		—		—		—		—		—	—
Expansion capital expenditures(8)		36.0		1.7		—		—		—	1.7
Maintenance capital expenditures(9)		0.1		0.2		0.2		0.2		0.2	0.8
Add:
Available cash to fund expansion capital expenditures		36.0		1.7		—		—		—	1.7

Distributable Cash Flow		$2.6		$8.5		$9.5		$9.2		$9.2	$36.4
Add:
Available cash to fund distributions(10)				—		—		—		—	—

Cash Available for Distribution	$			$8.5		$9.5		$9.2		$9.2	$36.4

Implied cash distribution at the minimum quarterly distribution rate:	$		$		$		$		$		$
Annualized minimum quarterly distribution per unit
Distributions to public common unitholders
Distributions to PennTex Development and MRD WHR LA:(11)
PennTex Development—common units
PennTex Development—subordinated units
MRD WHR LA—common units
MRD WHR LA—subordinated units
Distributions to LTIP participants(12)
Distributions to general partner(13)
Total distribution to our unitholders and general partner
Excess of cash available for distribution over total annualized minimum quarterly distribution

(1)	Prior to the expected completion date of the Mt. Olive Plant in October 2015, any volumes delivered by Memorial Resource in excess of the minimum volume commitment will be considered interruptible volumes and be charged an interruptible-service fixed fee that is higher than the fee charged for firm reserved gas. As a result, we expect revenues generated from our processing agreement to be marginally reduced after October 2015 when the minimum volume commitment is expected to increase. Please read “—Assumptions and Considerations—Volumes and Revenues.”

(2)	Total revenues assumes that the 12” pipeline comprising part of the PennTex Gathering Pipeline will be in service on November 1, 2014 and that the Lincoln Parish Plant, the remaining portion of the PennTex Gathering Pipeline, the PennTex Gas Pipeline and the PennTex NGL Pipeline will be in service on March 1, 2015. Please read “—Assumptions and Considerations—Volumes and Revenues.”
(3)	Includes $2.0 million of reimbursable expenses to be paid to our parent pursuant to the omnibus agreement and $1.8 million of additional expenditures we expect to incur as a result of being a publicly traded partnership.
(4)	Taxes, other than income taxes includes franchise, property and sales and use taxes.
(5)	Interest expense includes assumed commitment fees on, and the amortization of assumed origination fees incurred in connection with, our revolving credit facility.
(6)	Under our processing agreement with Memorial Resource, we will process on a firm basis all volumes delivered up to the minimum volume commitment at a firm-commitment fixed fee, while all volumes delivered above the minimum volume commitment will be processed on an interruptible basis and be charged an interruptible-service fixed fee. Further, Memorial Resource will pay us a deficiency payment based on the firm-commitment fixed fee with respect to a particular quarterly period if (i) the cumulative volumes processed through the end of such period plus any prior deficiency payments are less than (ii) the cumulative minimum volume commitment through the end of such period. Deficiency payments are recorded as deferred revenue since Memorial Resource may utilize these deficiency payments as a credit for fees owed to us only to the extent it has delivered the total minimum volume commitment under the agreement within the initial 15-year term of the agreement. Because we expect Memorial Resource to deliver volumes in excess of the minimum volume commitment during the forecast period, our forecast assumes that we will not receive any deficiency payments from Memorial Resource under our processing agreement. Please read “Business—Our Relationship with Memorial Resource—Our Contractual Arrangements with Memorial Resource—Natural Gas Processing.”
(7)	For additional information on how we define and utilize Adjusted EBITDA please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Will Evaluate Our Operations—Adjusted EBITDA and Distributable Cash Flow.”
(8)	Expansion capital expenditures are cash expenditures to construct or acquire new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional processing facilities, transportation pipelines and related infrastructure, in each case to the extent such capital expenditures are expected to expand our operating capacity, throughput or revenue. Please read “—Assumptions and Considerations—Capital Expenditures.”
(9)	Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement or improvement of existing capital assets) made to maintain, over the long term, our operating capacity, throughput or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and processing equipment, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. The board of directors of our general partner will review our maintenance capital expenditure policies on an annual basis as the scope and nature of our business changes in the future. Please read “—Assumptions and Considerations—Capital Expenditures.”
(10)	Because we expect to generate nominal revenue and operating expense prior to March 1, 2015, we expect to fund the majority of our distribution to our unitholders relating to the first quarter of 2015 from the $ million of proceeds of this offering that we will retain to fund distributions prior to the time our assets are fully operational.
(11)	In connection with PennTex JV’s contribution to us of our initial assets, we will issue to PennTex JV (i) 7.5% of our incentive distribution rights, (ii) common units and subordinated units, representing a % limited partner interest in us, and (iii) the right to receive $ million in proceeds from this offering. PennTex JV will make a distribution to its members, consisting of (i) common units and subordinated units, representing a limited partner interest in us, 7.5% of our incentive distribution rights and $ million in cash to MRD WHR LA and (ii) common units and subordinated units, representing a % limited partner interest in us and $ million in cash to PennTex NLA. PennTex NLA will distribute such interests and cash to PennTex Development.
(12)	Assumes that effective as of the closing of this offering, the board of directors of our general partner will grant common units and restricted units to certain directors and executive officers pursuant to our long term incentive plan. Please read “Executive Compensation—Our Long-Term Incentive Plan.”
(13)	Our general partner will own a non-economic general partner interest in us and 92.5% of our incentive distribution rights.

Assumptions and Considerations

General

We believe our estimated cash available for distribution for the twelve months ending March 31, 2016 will be approximately $36.4 million. In estimating our cash available for distribution, we have assumed the Lincoln Parish Plant, the PennTex Gas Pipeline and the PennTex NGL Pipeline will commence commercial operations on March 1, 2015. We expect a portion of the PennTex Gathering Pipeline to be in commercial operations and earning revenue by November 1, 2014.

Our estimates of our revenue and operating expenses are highly dependent upon our expectations of the volumes that will be delivered to us by Memorial Resource. While we expect to diversify our customer exposure in northern Louisiana over time to include other third-party producers, we initially will focus on providing gathering, processing and transportation services for volumes derived from Memorial Resource’s northern Louisiana production, and our forecast does not assume that we gather, process or transport any other third-party volumes.

We expect to generate nominal revenue and operating expense prior to our assumed in-service date of March 1, 2015 for the majority of our assets. Accordingly, we expect to fund the majority of our distribution relating to the first quarter of 2015 from cash on hand at the closing of this offering.

Volumes and Revenues

Our expected processing throughput volumes are supported by a minimum volume commitment from Memorial Resource of 115,000 MMBtu/d, or approximately 50% of the capacity of the Lincoln Parish Plant. Upon PennTex JV’s completion of the Mt. Olive Plant, which we expect to occur on October 1, 2015, Memorial Resource’s minimum volume commitment at the Lincoln Parish Plant will increase to an amount equal to the Lincoln Parish Plant’s full design capacity of 230,000 MMBtu/d, less any firm gas committed to the Lincoln Parish Plant by other producers at such time. Similarly, our expected pipeline transportation volumes are supported by firm capacity reservations from Memorial Resource. We expect the throughput on the PennTex NGL Pipeline and PennTex Gas Pipeline to be higher than the firm capacity reservations, primarily because we expect the utilization of the Lincoln Parish Plant to exceed 50% of its processing capacity. Additionally, if the Lincoln Parish Plant operates in ethane recovery mode, the amount of available NGLs for transportation will increase.

We estimate that we will generate approximately $47.3 million in revenues for the twelve months ending March 31, 2016 based on the minimum volume commitment and firm capacity reservations under our commercial agreements with Memorial Resource, as well as forecast volumes in excess thereof. We expect approximately $36.8 million, or approximately 77%, of our total forecast revenues to be supported by the minimum volume commitment and firm capacity reservations, compared to approximately $10.6 million, or approximately 23%, of our total forecast revenues to be supported by forecast volumes in excess of such minimum volume commitment and firm capacity reservations. Because we expect Memorial Resource to deliver to the Lincoln Parish Plant volumes in excess of the minimum volume commitment during the twelve months ending March 31, 2016, our forecast assumes that we will not receive any deficiency payments from Memorial Resource under our processing agreement.

The charts below illustrate our expectations for our throughput volumes from Memorial Resource for March 2015, each of the second, third and fourth quarters of 2015 and the first quarter of 2016.

(1)	Forecast volumes for the PennTex Gathering Pipeline for the full first quarter of 2015 are 50,000 MMBtu/d.

Our forecast revenues are based on fixed fees per MMBtu processed through the Lincoln Parish Plant and transported through each of the PennTex Gathering Pipeline and the PennTex Gas Pipeline. The fees for the PennTex NGL Pipeline are based on fixed fees per gallon of NGL throughput. The fixed fee charged for firm volumes under our processing agreement are lower than the fee charged for interruptible volumes. Under our gathering and transportation agreements, the fixed fees for firm reserved capacity are higher than the interruptible fees.

We expect that any substantial variances between actual revenues during the twelve months ending March 31, 2016 and forecast revenues will be primarily driven by differences between the actual date on which our initial assets commence operations and our current expectation and by differences between the actual and forecast volumes in excess of the minimum volume commitment and firm capacity reservations, respectively.

The following table sets forth our estimated revenue for each of our initial assets for each quarter during the year ending December 31, 2015 and the first quarter of 2016. We do not have comparable data for a prior period for comparison purposes due to the fact that the majority of our assets are expected to commence operations on March 1, 2015.

	Quarter Ending					Twelve Months Ending
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	(in millions)
Lincoln Parish Plant
Minimum volume commitment revenue(1)(2)	$1.6	$4.6	$4.6	$9.2	$9.1	$27.5
Revenue in excess of the minimum volume commitment(2)	1.3	3.9	5.0	—	—	8.9

Total revenue	$2.9	$8.5	$9.6	$9.2	$9.1	$36.4

PennTex Gathering Pipeline
Firm transportation revenue(3)	$1.3	$1.3	$1.3	$1.3	$1.3	$5.3
Revenue in excess of the firm capacity reservation	—	—	—	—	—	—

Total revenue	$1.3	$1.3	$1.3	$1.3	$1.3	$5.3

PennTex Gas Pipeline
Firm transportation revenue(4)	$0.1	$0.3	$0.3	$0.3	$0.3	$1.3
Revenue in excess of the firm capacity reservation	0.0	0.1	0.2	0.2	0.2	0.7

Total revenue	$0.2	$0.5	$0.5	$0.5	$0.5	$2.0

PennTex NGL Pipeline
Firm transportation revenue(5)	$0.2	$0.7	$0.7	$0.7	$0.7	$2.7
Revenue in excess of the firm capacity reservation	0.0	0.1	0.1	0.3	0.4	0.9

Total revenue	$0.3	$0.7	$0.8	$1.0	$1.1	$3.6

(1)	Under our processing agreement, Memorial Resource has agreed to deliver a minimum volume of 115,000 MMBtu/d of gas to our Lincoln Parish Plant for a term of 15-years, or pay the fees due under the agreement for such minimum volumes. Upon PennTex JV’s completion of the Mt. Olive Plant, which we expect to occur in October 2015, Memorial Resource’s minimum volume commitment at the Lincoln Parish Plant will increase to an amount equal to the Lincoln Parish Plant’s full design capacity, less any firm gas committed to the plant by other producers at such time. Assuming that other producers have not committed firm gas to the Lincoln Parish Plant at different rates by that time, our annualized minimum volume commitment fee would be $36.6 million.
(2)	Prior to the expected completion date of the Mt. Olive Plant in October 2015, any volumes delivered by Memorial Resource in excess of the minimum volume commitment will be considered interruptible volumes and be charged an interruptible-service fixed fee that is higher than the fee charged for firm reserved gas. As a result, we expect revenues generated from our processing agreement to be marginally lower after October 2015 when the minimum volume commitment is expected to increase.
(3)	Memorial Resource has reserved firm capacity of 50,000 MMBtu/d on the PennTex Gathering Pipeline for a term of 15-years commencing upon commercial operations of the pipeline, which we anticipate on November 1, 2014.
(4)	Memorial Resource has reserved firm capacity of 100,000 MMBtu/d on the PennTex Gas Pipeline for a term of 15-years commencing upon commercial operations of the pipeline, which we anticipate on March 1, 2015.
(5)	Memorial Resource has reserved firm capacity of 6,000 Bbl/d on the PennTex NGL Pipeline for a term of 15-years commencing upon commercial operations of the pipeline, which we anticipate on March 1, 2015.

Volume Sensitivity Analysis

Memorial Resource will initially be our sole processing customer and the sole shipper of residue gas and NGLs on our pipelines. Additionally, an affiliate of DCP Midstream has contracted for interruptible capacity on the PennTex Gathering Pipeline; however, due to the interruptible nature of the service and our limited visibility on the anticipated volumes to be transported by this customer, we have not forecasted any volumes related to the contract. Therefore, all of our estimated volumes for the twelve months ending March 31, 2016 are attributable to our commercial arrangements with Memorial Resource. If Memorial Resource were to reduce the number of drilling rigs it deploys, the pace of its drilling and the volumes processed by the Lincoln Parish Plant and transported through our pipelines could decline, which would reduce the amount of cash available for distribution for the twelve months ending March 31, 2016 below our forecast. If Memorial Resource delivers only the minimum volumes under our processing agreement and the firm capacity volumes under our gathering and transportation agreements, our cash and borrowings needed to fund our minimum quarterly distribution for the twelve months ending March 31, 2016 (including net proceeds retained from this offering) would be $         million.

Commodity Price Assumptions and Sensitivity Analysis

Our contracts with Memorial Resource are fee-based and therefore have limited direct commodity price exposure. In addition, the compression at our Lincoln Parish Plant is powered by electricity, and the majority of the cost of the electric compression is reimbursed by Memorial Resource. However, natural gas and NGL prices will influence the returns that Memorial Resource realizes on its drilling and completion expenditures. If natural gas or NGL prices were to decline to a point that Memorial Resource would not earn a satisfactory return on its capital, it could choose to reduce the number of drilling rigs it employs in the region, which would directly impact the volumes available to us to process and transport, reducing our cash available for distribution.

Cost of Sales and Transportation Expense

We have not forecast any costs of goods sold during the twelve months ending March 31, 2016. Our customers bear 100% of any fuel (gas consumed by the processing facilities), lost and unaccounted for gas and shrinkage; however, through allocation procedures, we may incur insignificant costs associated with these items, such as costs related to imbalances with shippers and interconnecting pipelines.

Operations and Maintenance Expense

Our operations and maintenance expense includes salary and wage expense, utility costs, insurance premiums, taxes and other operating costs either incurred by us or our general partner under our omnibus agreement. We estimate that we will incur operations and maintenance expense, net of reimbursement, of approximately $4.4 million for the twelve months ending March 31, 2016. Our forecast is estimated for our existing and expected employees and third-party services for our initial assets, based on our management’s extensive experience in managing similar operations.

Depreciation and Amortization Expense

We estimate depreciation and amortization expense for the twelve months ending March 31, 2016 of approximately $6.0 million. Estimated depreciation and amortization expense reflects management’s estimates, which are based on the projected in-service dates of our initial assets, estimated depreciable asset lives and straight line depreciation methodologies.

General and Administrative Expenses

We estimate that our general and administrative expenses will be approximately $3.8 million for the twelve months ending March 31, 2016, which consists of: (i) a fee of $2.0 million to be charged to us by our parent as reimbursement for certain services provided pursuant to the omnibus agreement and (ii) direct expenses incurred by our general partner on our behalf (including costs incurred as a result of becoming a publicly traded partnership), which we estimate will be $1.8 million for the twelve months ending March 31, 2016.

Capital Expenditures

Our estimated capital expenditures for the twelve months ending March 31, 2016 are based on the following assumptions:

•

Maintenance Capital Expenditures. We estimate that our maintenance capital expenditures will be approximately $0.8 million for the twelve months ending March 31, 2016, which is expected to primarily relate to general pipeline and plant management. While we anticipate variability in levels of maintenance capital expenditure going forward due to occasional, unpredictable expenditures, we believe the forecast $0.8 million appropriately reflects the fact that the majority of our assets will be newly constructed. We have adopted policies and procedures related to plant and pipeline integrity and maintenance that we believe are consistent with high industry standards. We do not expect it will be necessary to incur maintenance capital expenditures to maintain throughput volumes during the twelve months ending March 31, 2016.

•

Expansion Capital Expenditures. We have assumed expansion capital expenditures of approximately $36.0 million for the first quarter ending March 31, 2015 and approximately $1.7 million for the twelve months ending March 31, 2016. Our planned expansion capital expenditures relate primarily to completion of our initial assets. After the closing of this offering, we expect to fund expansion capital expenditures with a portion of net proceeds retained from this offering and, as such, have assumed that we will fund all of the forecast expansion capital expenditures with available cash.

While we do not currently anticipate, and our forecast does not reflect, any acquisitions during the twelve months ending March 31, 2016, our management will continue to evaluate potential growth opportunities through accretive acquisition from time to time, and we may elect to pursue such acquisitions during the forecast period. However, we cannot assure you that we will be able to identify attractive acquisition opportunities or, if identified, that we will be able to negotiate acceptable purchase agreements.

Financing

At the closing of this offering, we will enter into a $             million revolving credit facility. We do not forecast any borrowings under our revolving credit facility for the twelve months ending March 31, 2016, and estimate that cash interest paid will be related to interest expense on our undrawn revolving credit facility.

Regulatory, Industry and Economic Factors

Our forecast for the twelve months ending March 31, 2016 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

There will not be any new federal, state or local regulation of the relevant portions of the midstream energy industry, or any new interpretation of existing regulations, that will be materially adverse to our business.

•	There will not be any material adverse change in the midstream energy industry, commodity prices, capital or insurance markets or in general economic conditions.

•	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

•	There will not be a shortage of skilled labor.

While we believe that our assumptions supporting our estimated cash available for distribution for the twelve months ending March 31, 2016 are reasonable in light of our current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual cash available for distribution that we generate could be substantially less than the amounts that we currently expect to generate and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all of our units, in which event the market price of our common units could decline materially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending                     , 2014, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through                     , 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents (including cash from changes in deferred revenue) on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including, but not limited to, reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

•	comply with applicable law, any of our or our subsidiaries’ debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from (i) working capital borrowings made subsequent to the end of such quarter and (ii) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” for a discussion of the restrictions that we expect to be included in our credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Our general partner will own a non-economic partner interest in us.

Our incentive distribution rights represent the right to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The aggregate maximum distribution of 50% does not include any distributions that holders of our incentive distribution rights may receive on common or subordinated units that they own.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any interest rate hedge contract or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings, like those under our new credit facility and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities and (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below) and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. As described above, operating surplus, as defined in our partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

We distinguish between maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement or improvement of existing capital assets) made to maintain, over the long term, our operating capacity, throughput or revenue. Maintenance capital expenditures do not include normal repairs and maintenance, which are expensed as incurred, or significant replacement capital expenditures, as described in detail in the next paragraph. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and processing equipment, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. The board of directors of our general partner will review our maintenance capital expenditure policies on an annual basis as the scope and nature of our business changes in the future. Maintenance capital expenditures will reduce operating surplus.

Expansion capital expenditures are cash expenditures incurred to construct or acquire new midstream infrastructure and to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional processing facilities, transportation pipelines and related infrastructure, in each case to the extent such capital expenditures are expected to expand our operating capacity, throughput or revenue. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction of a capital asset in respect of a period that (l) begins when we enter into a binding obligation to commence construction of a capital improvement and (2) ends on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after                     , 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $         (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                      2015, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $         (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $         (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increase in working capital borrowings and net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner will own a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interest in us and will be entitled to receive distributions on such interests.

Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner and MRD WHR LA currently hold the incentive distribution rights, but may transfer these rights subject to restrictions in our partnership agreement.

The following discussion assumes that we do not issue any additional classes of equity securities.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of our incentive distribution rights in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights, pro rata.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner and MRD WHR LA, as the initial holders of our incentive distribution rights, based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our unitholders and our general partner and MRD WHR LA in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount” until available cash we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders and our general partner and MRD WHR LA for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that there are no arrearages on common units.

	Total Quarterly Distribution per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	Incentive Distribution Rights(1)
Minimum Quarterly Distribution	$		100%	0%
First Target Distribution	above $	up to $	100%	0%
Second Target Distribution	above $	up to $	85%	15%
Third Target Distribution	above $	up to $	75%	25%
Thereafter	above $		50%	50%

(1)	Upon the closing of this offering, our general partner and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of a majority of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to holders of our incentive distribution rights would be set. If our general partner transfers all or a portion of its incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds a majority of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarters. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by the holders of our incentive distribution rights of incentive distribution payments based on the target distributions prior to the reset, the holders of our incentive distribution rights will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by the holders of our incentive distribution rights for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that the holders of our incentive distribution rights (including our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by the holders of our incentive distribution rights in respect of their incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•

second, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•

third, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights, pro rata.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and the holders of our incentive distribution rights (including our general partner) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering and (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution per Unit Prior to Reset		Marginal Percentage Interest in Distributions
			Unitholders	Incentive Distribution Rights(1)	Quarterly Distribution per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$		100%	0%	$
First Target Distribution	above $	up to $	100%	0%	above $		up to $	(2)
Second Target Distribution	above $	up to $	85%	15%	above $	(2)	up to $	(3)
Third Target Distribution	above $	up to $	75%	25%	above $	(3)	up to $	(4)
Thereafter	above $		50%	50%	above $	(4)

(1)	Upon the closing of this offering, our general partner and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.
(2)	This amount is 115% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be              common units outstanding and the average distribution to each common unit would be $         per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly Distribution per Unit Prior to Reset		Cash Distribution to Public Common Unitholders Prior to Reset	Cash Distribution to the Holders of Our Incentive Distribution Rights Prior to Reset(1)			Total Distributions
				Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$		$	$	$	$	$
First Target Distribution	above $	up to $	$	$	$	$	$
Second Target Distribution	above $	up to $	$	$	$	$	$
Third Target Distribution	above $	up to $	$	$	$	$	$
Thereafter	above $		$	$	$	$	$

			$	$	$	$	$

(1)	Upon the closing of this offering, our general partner and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be              additional common units outstanding and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) the average of the amounts received by the holders of our incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $        , by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $        .

	Quarterly Distribution per Unit After Reset		Cash Distribution to Public Common Unitholders After Reset	Cash Distribution to the Holders of Our Incentive Distribution Rights and Affiliates After Reset(1)			Total Distributions
				Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$		$	$	$	$	$
First Target Distribution	above $	up to $	$	$	$	$	$
Second Target Distribution	above $	up to $	$	$	$	$	$
Third Target Distribution	above $	up to $	$	$	$	$	$
Thereafter	above $		$	$	$	$	$

			$	$	$	$		$0

(1)	Upon the closing of this offering, our general partner and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.

So long as our general partner holds a majority of our incentive distribution rights, our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus will be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•

second, to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for holders of our incentive distribution rights to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to the holders of our incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	second, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	third, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•	fourth, 85% to all unitholders, pro rata, and 15% to all holders of our incentive distribution rights, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to all holders of our incentive distribution rights, pro rata, for each quarter of our existence;

•	fifth, 75% to all unitholders, pro rata, and 25% to all holders of our incentive distribution rights, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to all holders of our incentive distribution rights, pro rata, for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to all holders of our incentive distribution rights, pro rata.

The percentages set forth above are based on the assumption that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the first bullet point above and all of the second bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our unitholders in the following manner:

•	first, to the holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	second, to the holders of common units in proportion to the positive balances in their capital accounts until the capital accounts of the common unitholders have been reduced to zero.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

We are a newly formed entity with no prior operating history. Accordingly, the historical financial statements reflect the historical financial data of PennTex JV, our accounting predecessor, which was formed on March 17, 2014, as of the date and for the period indicated. The selected historical financial data as of June 30, 2014 and for the period from March 17, 2014 (Inception) to June 30, 2014 are derived from the audited financial statements of PennTex JV appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table also presents the selected pro forma balance sheet data of PennTex Midstream Partners, LP as of June 30, 2014, which are derived from the unaudited pro forma balance sheet of PennTex Midstream Partners, LP included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of June 30, 2014. These transactions include, and the pro forma balance sheet gives effect to, the following:

•	the contribution by PennTex JV of all of the interests in, and commercial agreements related to, our initial assets to PennTex North Louisiana Operating, LLC;

•

the contribution by PennTex JV of all of the interests in PennTex North Louisiana Operating, LLC to us in exchange for (i) 7.5% of our incentive distribution rights, (ii)          common units and              subordinated units and (iii) the right to receive $         million in proceeds from this offering;

•

the consummation of this offering, including our issuance of          common units to the public and 92.5% of our incentive distribution rights to our general partner, and the application of the net proceeds of this offering as described in “Use of Proceeds”;

•

the distribution by PennTex JV of (i)          common units,              subordinated units, 7.5% of our incentive distribution rights and $         million in cash to MRD WHR LA and (ii)              common units,              subordinated units and $         million in cash to PennTex NLA;

•	the distribution by PennTex NLA of common units, subordinated units and $ million in cash to PennTex Development; and

•	our entry into a new $ million revolving credit facility.

	Predecessor Historical	PennTex Midstream Partners, LP Pro Forma
	Period From March 17, 2014 (Inception) to June 30, 2014	June 30, 2014
		(unaudited)
	(in thousands)
Statement of Operations Data:
Costs and Expenses:
General and administrative expense	$1,384

Total operating costs and expenses	1,384

Net (loss)	$1,384

Balance Sheet Data (at period end):
Cash and cash equivalents	$18	$
Property, plant and equipment	36,259	36,259
Total assets	37,844
Long-term debt	—	—
Total members’/partners’ equity	33,435
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(62)
Investing activities	(34,739)
Financing activities	34,819
Capital Expenditures:
Expansion capital expenditures	$34,739

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical financial statements included in this prospectus reflect the results of operations of PennTex North Louisiana, LLC, which we refer to as our predecessor. Our predecessor was formed on March 17, 2014. In connection with this offering, our predecessor will contribute to us certain of its gathering, processing and transportation assets and related commercial agreements. The following discussion analyzes the financial condition and results of operations of our predecessor.

The following discussion and analysis should be read in conjunction with the historical financial statements and related notes included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, please read the notes to the historical financial statements included elsewhere in this prospectus. In addition, please read “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our business.

Overview

We are a growth-oriented limited partnership focused on owning, operating, acquiring and developing midstream energy infrastructure assets, with an initial focus in northern Louisiana. Our parent, PennTex Development, was formed by NGP and members of our management team to develop a multi-basin midstream growth platform, initially focused on organic growth projects in partnership with oil and natural gas producers affiliated with NGP. NGP’s large portfolio of oil and gas investments provides our parent with a source of potential development and partnership opportunities. We intend to leverage our relationships with NGP and our parent to with a view to becoming a leading midstream energy company serving attractive oil and natural gas basins in North America.

Our initial assets will consist of a natural gas processing plant, a rich natural gas gathering system, a natural gas header and an NGL pipeline located in northern Louisiana servicing growing natural gas production from the Cotton Valley formation. These assets are supported by 15-year, fee-based commercial agreements with Memorial Resource, an NGP-affiliated independent natural gas and oil partnership focused on the development of liquids-rich natural gas opportunities in multiple zones in the Cotton Valley formation. The processing contract contains a minimum volume commitment and our gathering and transportation contracts contain firm capacity reservations, which help provide long-term stability to our business.

We are a development stage entity with all of our initial assets currently under construction. We expect that the 12” pipeline comprising part of the PennTex Gathering Pipeline will be in service on November 1, 2014 and that the Lincoln Parish Plant, the remaining portion of the PennTex Gathering Pipeline, the PennTex Gas Pipeline and the PennTex NGL Pipeline will be in service on March 1, 2015.

How We Will Evaluate Our Operations

We expect that our management will use a variety of financial and operational metrics to analyze our performance. We view these metrics as important factors in evaluating our profitability and will review these measurements on at least a monthly basis for consistency and trend analysis. These metrics include (i) contract mix and volumes, (ii) operating costs and expenses and (iii) Adjusted EBITDA and distributable cash flow. We will manage our business and analyze our results of operations as a single business segment.

Contract Mix and Volumes

Our results will be driven primarily by the amount of capacity under minimum volume commitments or firm contracts, and the incremental natural gas or NGL volumes gathered, processed and transported under interruptible agreements and the fees assessed for such services. In order to limit our direct exposure to commodity price volatility, where possible, we will seek to enter into multi-year, fee-based firm contracts. If market conditions do not allow us to enter into fee-based contracts, we may enter into contracts that expose us to commodity price volatility.

The volume of natural gas that we gather, process or transport depends on the level of production from our customers in the areas serviced by our assets. Our assets are being constructed to serve the development of the Cotton Valley formation in northern Louisiana, where new drilling and production programs have begun. The amount of drilling and completion activity will impact our aggregate processing and transportation volumes since the production rate of natural gas wells decline over time. Producers’ willingness to engage in new drilling is determined by a number of factors, the most important of which are the prevailing and projected prices of natural gas and NGLs, the cost to drill and operate a well, the availability and cost of capital and environmental and government regulations. We generally expect the level of drilling to positively correlate with long-term trends in commodity prices. Similarly, production levels nationally and regionally tend to correlate positively with drilling activity.

Although our current contracts are supported by minimum volume commitments and firm capacity reservations, we must obtain new supplies of natural gas to increase or maintain the throughput volume on our systems. Our ability to maintain or increase existing throughput volumes and obtain new supplies of natural gas is impacted by, among other things, successful drilling activity within our areas of operation; the number of new pad sites within our areas of operation awaiting lateral connections; the operations of third parties’ gas gathering systems which connect and flow gas through interconnects with our system; our ability to compete for volumes from successful new wells in the areas in which we operate outside of our existing contracts and our ability to attract and to gather natural gas that has been released from producers’ commitments to our competitors.

Operating Costs and Expenses

The primary components of our operating costs and expenses that we will evaluate include operations and maintenance and general and administrative. Currently our assets are under construction and are not in service; therefore, we do not have operation and maintenance expenses. We have presented our financial statements in accordance with guidance applicable to development stage entities and have included allocations for certain corporate functions historically performed by PennTex Development; however, our general and administrative expenses reflected in our historical financial statements reflect costs during a period of construction and development in a privately held partnership. While we believe these costs are reasonable, we expect these costs will be different as we begin operation of the assets and as we become a publicly traded partnership.

Operations and Maintenance Expense

Operations and maintenance expense will be comprised primarily of utilities and power costs, employee, contract services and material and supply costs, whether directly incurred by us or incurred by our general partner and billed to us. A significant amount of power costs are related to our electric driven compression for which we will receive reimbursement from our customer. This reimbursement of electric compression costs will be reflected as a reduction to our operations and maintenance expense. Changes in operating conditions along with changes in regulation can impact maintenance requirements and affect the timing and amount of our costs and expenditures.

General and Administrative Expense

In our historical financial statements, general and administrative expense included various direct and indirect cost allocations from PennTex Development. In the future, we expect general and administrative expense to be comprised primarily of: (i) similar direct and indirect costs for which we will reimburse our general partner and its affiliates pursuant to the omnibus agreement and (ii) other expenses attributable to our status as a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses and director compensation.

Adjusted EBITDA and Distributable Cash Flow

We define Adjusted EBITDA as net income, plus depreciation and amortization expense, changes in deferred revenue, interest (expense), income, net, and income tax expense. Although we have not generated positive distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as Adjusted EBITDA, less cash interest expense, net of interest income, cash tax expense, expansion capital expenditures and maintenance capital expenditures, plus available cash to fund expansion capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances. Adjusted EBITDA and distributable cash flow are not presentations made in accordance with GAAP.

Adjusted EBITDA and distributable cash flow are non-GAAP supplemental financial measures that our management and external users of our financial statements, such as investors, commercial banks, research analysts and others, may use to assess:

•

our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of Adjusted EBITDA, financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures;

•	the financial performance of our assets without regard to the impact of the timing or accounting treatment of deficiency payments; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various expansion and growth opportunities.

We believe that the presentation of Adjusted EBITDA and distributable cash flow provides information useful to investors in assessing our financial condition and results of operations. Adjusted EBITDA and distributable cash flow should not be considered alternatives to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and distributable cash flow have important limitations as analytical tools because they exclude some but not all items that affect net income and net cash provided by operating activities. Additionally, because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definition of Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Factors and Trends Impacting Our Business

We expect to be affected by certain key factors and trends described below. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results. Please read “Risk Factors.”

U.S. Natural Gas Supply and Demand Dynamics

Natural gas is a significant component of energy consumption in the United States. Natural gas consumption is expected to grow 23% from 25.6 Tcf in 2012 to 31.6 Tcf by 2040, driven in part by a transition in electric power generation from coal-fired plants to cleaner burning fuel sources like natural gas. As a result of increases in electric power generation from natural gas and renewable fuels, the share of the total generation mix provided by coal is projected to fall from 2012 to 2040, while the share provided by natural gas is expected to increase.

In addition, forecasts published by the EIA and other industry sources anticipate that long-term domestic demand for natural gas will continue to grow, and that the historical trend of growth in natural gas demand from seasonal and weather-sensitive consumption sectors will continue. In response to this expected increased consumption, the EIA projects that natural gas production will grow 1.6% year over year from 2012 to 2040, more than double the 0.8% annual growth rate of total U.S. consumption projected for the period.

Growth in Production from Cotton Valley Play

Over the past several years, a fundamental shift in production has emerged with the contribution of natural gas from unconventional resources (defined by the EIA as natural gas produced from shale formations and coalbeds). Shale production is the largest contributor, growing more than 10 Tcf, from 9.7 Tcf in 2012 to 19.8 Tcf in 2040. The emergence of shale plays has resulted primarily from advances in horizontal drilling and hydraulic fracturing technologies, which have allowed producers to extract significant volumes of natural gas from these plays at cost-advantaged per unit economics versus most conventional plays.

The Cotton Valley formation extends across East Texas, northern Louisiana and southern Arkansas. The formation has been under development since the 1930s and is characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. The depth of the Cotton Valley formation is roughly 7,800 to 10,000 feet. Although it is mainly a natural gas play, some oil has been produced in parts of the play. Over 21,000 vertical wells have been completed throughout the play. In 2005, operators started redeveloping the Cotton Valley using horizontal drilling and advanced hydraulic fracturing techniques. To date, operators have drilled approximately 575 horizontal Cotton Valley wells.

The Terryville Complex is located in Lincoln Parish, Louisiana within the Cotton Valley formation. This field has been producing since 1954 and is one of North America’s most prolific natural gas fields, characterized by high recoveries relative to drilling and completion costs and high initial production rates with high liquid yields.

Growth Associated with Acquisitions

We believe that we are well-positioned to grow through accretive acquisitions from our parent, PennTex JV, NGP-affiliated companies and third parties. Pursuant to the omnibus agreement with our parent and PennTex JV that we will enter into in connection with the closing of this offering, we will have a right of first offer with respect to any midstream assets that PennTex JV currently owns, acquires or develops in the future within the Area of Mutual Interest (including the Mt. Olive Plant) and a right of first offer with respect to our parent’s equity interest in PennTex Permian, in each case, in the event PennTex JV or our parent elects to sell such assets or equity interest. We also intend to review acquisition opportunities from NGP and its affiliates and believe that NGP will be motivated to facilitate acquisitions from third parties. Additionally, we believe NGP and its affiliates will be motivated to jointly pursue acquisition opportunities with us where we would acquire or agree to develop and manage midstream assets that may be part of an acquisition by NGP-controlled oil and gas producers. PennTex JV and our parent are not obligated to sell any of their assets subject to our rights of first offer and NGP does not have a legal obligation to offer us any acquisition opportunities or jointly pursue opportunities with us.

We do not have a right of first offer to acquire the equity interests in PennTex JV or any other assets or business opportunities from PennTex Development or PennTex JV except as described above.

Gathering, Processing and Transportation Customers

Currently our primary customer on our gathering, processing and transportation assets is Memorial Resource. In addition, we have entered into an interruptible gathering contract with a third party. To date, most of our focus has been on meeting our obligations to Memorial Resource; however, we will continue to focus on developing commercial opportunities for midstream services with other third parties in northern Louisiana and East Texas.

Regulation

Government regulation, particularly regulation of natural gas transportation assets, can have a significant impact on our business. For example, the permitting processes at all government levels, including the FERC, impact our ability to obtain the approvals and permits required to construct new infrastructure. These processes are increasingly impacted by political, environmental and other concerns that can significantly delay or increase the cost of obtaining the approvals and permits required to expand our operations. Other federal, state and local regulation can also impact our operations, cost structure and profitability, which could in turn impact our financial performance and our ability to make distributions to our common unitholders. As a result, we closely monitor regulatory developments affecting our business.

Access to Capital Markets

We require access to capital in order to fund the construction of our expansion projects. Under the terms of our partnership agreement, we are required to distribute our available cash to our unitholders, which makes us dependent upon raising capital to fund growth projects. Historically, master limited partnerships have accessed the debt and equity capital markets to raise money for new growth projects and acquisitions. Market conditions can either raise the cost of capital markets financing or, in some cases, even make such financing unavailable. If we are unable either to access the capital markets or find alternative sources of capital, our growth strategy may be more challenging to execute.

Interest Rates

The credit markets recently have experienced near-record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will tighten, resulting in higher interest rates to counter possible inflation. If this occurs, interest rates on floating rate credit facilities and future offerings in the debt capital markets could be higher than current levels, causing our financing costs to increase accordingly.

Rising Operating Costs and Inflation

The current high level of natural gas exploration, development and production activities across the United States has resulted in increased competition for personnel and equipment. This may ultimately increase the prices we pay for labor, supplies, property and equipment. An increase in the general level of prices in the economy could have a similar effect. We may be unable to recover all of these increased costs from our customers. To the extent we are unable to procure necessary supplies or recover higher costs, our operating results will be negatively impacted.

Factors Impacting the Comparability of Our Financial Results

The following factors may affect the comparability of our historical results of operations as well as the comparability of our historical results to future results:

•

Initial Construction of our Assets.    From inception through June 30, 2014, we have been in the process of constructing our initial assets. We expect that the 12” pipeline comprising part of the PennTex Gathering Pipeline will be in service on November 1, 2014, and that the remaining portion of the PennTex Gathering Pipeline, the PennTex Gas Pipeline and the PennTex NGL Pipeline will be in service on March 1, 2015.

•

General and Administrative Expenses.    Our predecessor’s general and administrative expenses included charges for the management and operation of our business and certain expenses allocated for general corporate services, such as finance, accounting and legal services. These expenses were charged or allocated to our predecessor based on the nature of the expenses and our predecessor’s proportionate share of employee time and capital expenditures. Following the closing of this offering, PennTex Development will charge us directly for the management and operation of our business. We estimate that our general and administrative expenses will be $3.8 million for the twelve months ending March 31, 2016, as compared to $1.4 million for the period from March 17, 2014 to June 30, 2014. The difference in forecast general and administrative expenses is largely reflective of a full year of services versus a partial year, as well as additional general and administrative expenses of approximately $1.8 million annually as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses and director compensation. These additional general and administrative expenses are not reflected in our historical financial statements.

•

Financing.    Historically, we have had no operations, and all financing related to our assets was either through members’ capital contributions. In connection with this offering, we expect to enter into a $         million revolving credit facility. The revolving credit facility will be available for general partnership purposes, including working capital, capital expenditures and acquisitions. While we continue to construct our assets, we expect that we will finance the capital expenditures and operations with a portion of the net proceeds retained from this offering, as well as our anticipated cash flows from operations. After our assets commence service, which we expect to occur on March 1, 2015, we will distribute to our unitholders most of the cash generated by our operations. As a result, we expect to fund future expansion capital expenditures primarily from external sources, including borrowings under our revolving credit facility and issuances of equity and debt securities.

Results of Operations

The following provides a summary of our results of operations for our predecessor for the period indicated:

Predecessor Historical
Period from March 17, 2014 (Inception) to June 30, 2014
(in thousands)
Cost and expenses:
General and administrative	$1,384

Total costs and expenses	1,384

Net (loss)	$(1,384)

Period from March 17, 2014 (Inception) to June 30, 2014

We are a development stage entity. Our predecessor was formed on March 17, 2014. We have no comparable history for periods prior to March 2014. From inception through June 30, 2014 we had no revenues and had no operational expenses. During this period, we incurred general and administrative expenses allocated to us from PennTex Development of $1.0 million. We spent $34.7 million on capital expenditures from inception through June 30, 2014.

Liquidity and Capital Resources

Overview

Our ability to finance our operations, fund capital expenditures, pay cash distributions to unitholders and satisfy our indebtedness obligations will depend on our ability to generate cash flow in the future. Our ability to generate cash flow is subject to a number of factors, some of which are beyond our control. Please read “Risk Factors.”

Historically, our sole source of liquidity has been member contributions and payables to affiliates.

Following the completion of this offering, we will establish a cash management arrangement for us and our subsidiaries. All of our available cash will be made to unitholders in accordance with the terms of our partnership agreement as further described in “Our Cash Distribution Policy and Restrictions on Distributions.”

Following the completion of this offering, we expect our sources of liquidity to include:

•	cash retained from the net proceeds of this offering;

•	cash generated from our operations;

•	available borrowings under our revolving credit facility described under “—Revolving Credit Facility” below; and

•	future issuances of additional partnership units and debt securities.

We believe that cash on hand, cash generated from operations and availability under our revolving credit facility will be adequate to meet our operating needs, our planned short-term capital and debt service requirements and our planned cash distributions to unitholders. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our revolving credit facility or through issuances of debt and equity securities.

Revolving Credit Facility

In connection with this offering, we intend to enter into a new senior secured revolving credit facility. The credit facility will be available on and after the closing date of this offering, subject to our satisfaction of conditions precedent that are usual and customary for credit facilities of this type, including (i) execution and delivery of the credit agreement and all related documents and legal opinions; (ii) delivery of officer’s certificates, financial information and organizational documents; (iii) satisfaction of conditions related to perfection of liens; (iv) obtaining all required consents and (v) payment of all fees and other amounts due to the lenders under the credit agreement. The credit facility will be used for capital expenditures and permitted acquisitions, to provide for working capital requirements and for other general partnership purposes.

Our revolving credit facility will contain various affirmative and negative covenants and restrictive provisions that limit our ability (as well as the ability of our subsidiaries) to, among other things:

•	incur or guarantee additional debt, including certain hedging obligations;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	alter our lines of business;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

In addition, we expect that our revolving credit facility will restrict our ability to make distributions on, or redeem or repurchase, our equity interests, except for distributions of available cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the revolving credit facility. Our revolving credit facility will also require us to maintain certain financial covenants.

We also expect that our revolving credit facility will contain events of default customary for facilities of this nature, including, but not limited, to:

•	events of default resulting from our failure or the failure of any guarantors to comply with covenants and financial ratios;

•	the occurrence of a change of control;

•	the institution of insolvency or similar proceedings against us or any guarantor; and

•	the occurrence of a default under any other material indebtedness we or any guarantor may have.

Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of our revolving credit facility, we expect that the lenders will be able to declare any outstanding principal of our credit facility debt, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies.

Working Capital

Working capital is the amount by which current assets exceed current liabilities. As of June 30, 2014, we had a working capital deficit of $4.3 million.

Our working capital requirements have been primarily driven by the changes in accounts payable related to the construction of our assets and affiliated accounts payable related to services provided by our managing member. Our working capital requirements will continue to be driven by these changes along with future changes in accounts receivable and accounts payable include the timing of collections from customers and payments to suppliers, as well as the level of spending for maintenance and growth capital expenditures when our assets become operational. A material adverse change in operations or available financing under our revolving credit facility could impact our ability to fund our requirements for liquidity and capital resources.

Following the completion of this offering, we believe that a portion of the net proceeds retained from this offering, our anticipated cash flows from operations will be sufficient to meet our liquidity needs for the next 12 months. In addition, we will have available borrowing capacity under our revolving credit facility.

Historical Cash Flow

All of the follow discussions are related to periods from March 17, 2014 (Inception) to June 30, 2014. The following table and discussion presents a summary of our cash flow for the periods indicated:

Predecessor Historical
Period From March 17, 2014 (Inception) to June 30, 2014
(in millions)
Net cash provided by (used in):
Operating activities	$(0.1)
Investing activities	(34.7)
Financing activities	34.8

Operating Activities.    Cash flows used in operating activities were $0.1 million for the period from inception through June 30, 2014.

Net loss was $1.4 million which was primarily attributable to general and administrative expenses allocated to us from PennTex Development, which is responsible for managing our predecessor’s activities.

The components of working capital that had the most significant impact on operating cash flow during the period were the general and administrative expenses due to an affiliate that have not yet been paid and the prepayment of costs.

Investing Activities.    Cash flows used in investing activities were $34.7 million for the period. Capital expenditures consist of expansion capital expenditures. The most significant portion of this amount is $31.5 million of deposits paid for the construction of Lincoln Parish Plant.

Financing Activities.    Historically, cash flows from financing activities consisted entirely of member contributions. These amounts include both cash contributed and amounts PennTex Development expended on our behalf.

Distributions

We intend to pay quarterly distributions at an initial rate of $         per unit, which equates to an aggregate distribution of approximately $         million per quarter and $         million per year based on the number of common units and subordinated units anticipated to be outstanding upon completion of this offering. We do not have a legal obligation to pay distributions except as provided in our partnership agreement. Please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Requirements

Our business is capital-intensive, requiring significant investment to maintain and improve existing assets. We categorize capital expenditures as either:

•

maintenance capital expenditures, which include those expenditures made to maintain, over the long term, our operating capacity, throughput or revenue, including the replacement of system components and equipment that have become obsolete or have approached the end of their useful lives; or

•

expansion capital expenditures, which include those expenditures incurred in order to construct or acquire new midstream infrastructure and to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels.

We have budgeted approximately $141.3 million for capital expenditures during 2014. All of the capital expenditures are expansion capital expenditures, and relate to the construction for our Lincoln Parish Plant and the associated pipelines.

Contractual Obligations

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(in millions)
Construction Contract(1)	$58.8	$58.8	$—	$—	$—

Total	$58.8	$58.8	$—	$—	$—

(1)	Represents remaining payments under our turn-key construction contract relating to the construction of our Lincoln Parish Plant.

We have entered into two short-term rental agreements for a temporary office space and a temporary pipe yard during the construction of our initial assets. The total remaining payments are less than $35,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

All of our current commercial contracts are currently fee-based, with no direct commodity price exposure to natural gas or NGLs. However, we are indirectly exposed through our customer’s economic decisions to develop and produce natural gas from which we receive revenues for providing gathering, processing and transportation services. Our contracts provide for firm services with minimum reservation fees in addition to interruptible services beyond the firm commitments.

Interest Rate Risk

As described above, at the closing of this offering, we intend to enter into a revolving credit facility. We may or may not hedge the interest on portions of our borrowings under the credit facility from time-to-time in order to manage risks associated with floating interest rates.

Credit Risk

We are exposed to credit risk. Credit risk represents the loss that we would incur if a counterparty fails to perform under its contractual obligations. For example, we are substantially dependent on Memorial Resource as our primary initial customer, and any event, whether in our area of operations or otherwise, that adversely affects Memorial Resource’s production, drilling and completion schedule, financial condition, leverage, market reputation, liquidity, results of operations or cash flows may adversely affect our revenues and cash available for distribution. Our contracts have provisions pursuant to which we have the right to request and receive from the customer adequate security support in the form of letters of credit, cash collateral, prepayments or guarantees.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to the audited combined financial statements included elsewhere in this prospectus. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. The accounting policies discussed below are considered by management to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on our results of operations, equity or cash flows. For additional information concerning our other accounting policies, please read the notes to the financial statements included elsewhere in this prospectus.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable, in the future, will relate to gathering, processing and other services provided to independent natural gas producer customers and will be recorded in our balance sheet net of an allowance for doubtful accounts. At June 30, 2014, we had no revenues and therefore no accounts receivable and no allowance for doubtful accounts.

Intangible Assets

Intangible assets consisting of rights-of-way are amortized over the shorter of the contractual term of the rights-of-way, ranging from 71 years to in-perpetuity, or the estimated useful life of the gathering system, which is 30 years.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost of construction or acquisition. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. Expenditures to extend the useful lives of the assets or enhance their productivity or efficiency from their original design are capitalized over the expected remaining period of use. The carrying value of the assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. Amounts related to sales or retirements of assets, along with the related accumulated depreciation, are removed from the accounts and any gain or loss on disposition is included in statement of operations. Costs related to projects during construction, including interest on funds borrowed to finance the construction of facilities, are capitalized as construction in progress.

Depreciation of property, plant and equipment is recorded on a straight-line basis over the estimated useful lives. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets.

Management reviews property, plant and equipment for impairment periodically and whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable.

Asset Retirement Obligations

Accounting standards related to asset retirement obligations require the partnership to evaluate whether future asset retirement obligations exist as of June 30, 2014, and whether the expected retirement date of the related costs of retirement can be estimated. We have concluded that our assets, which include pipelines, compression facilities and processing plants as having an indeterminate life because they will operate for an indeterminate future period when properly maintained. A liability for these asset retirement obligations will be recorded only if and when a future retirement obligation with a determinable life is identified. The Partnership did not provide any asset retirement obligations as of June 30, 2014 because it does not have sufficient information to reasonably estimate such obligations, and the Partnership has no current intention of discontinuing use of any significant assets.

Revenue Recognition

We will earn revenue from gathering, processing and transportation services of natural gas and NGLs provided to natural gas producers. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an exchange arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured.

Our gathering and transportation services can be provided under either firm or interruptible contracts. Typically, firm customers pay a “demand” or “capacity reservation” fee based on the amount of capacity being reserved, regardless of whether the capacity is used, plus a usage fee based on the amount of natural gas transported. However, our contracts with Memorial Resource provide only for capacity reservation fees, which are not dependent on the physical movement of volumes. As a result, capacity reservation fees will be considered earned in the period the service is provided. In the case of interruptible services, revenue is recognized based on a fee per-unit for the volumes actually gathered or transported.

We have entered into a natural gas processing agreement with Memorial Resource that provides a semi-annual minimum volume commitment. Under our processing agreement, we will process on a firm basis all volumes delivered up to the minimum volume commitment at a firm-commitment fixed fee, while all volumes delivered above the minimum volume commitment will be processed on an interruptible basis and be charged an interruptible-service fixed fee. Further, Memorial Resource will pay us a deficiency payment based on the firm-commitment fixed fee with respect to a particular semi-annual period if (i) the cumulative volumes processed through the end of such period plus any prior deficiency payments are less than (ii) the cumulative minimum volume commitment through the end of such period. Deficiency payments are recorded as deferred revenue since Memorial Resource may utilize these deficiency payments as a credit for fees owed to us only to the extent it has delivered the total minimum volume commitment under the agreement within the initial 15-year term of the agreement. We will recognize deferred revenue under this or similar arrangements into revenue once all contingencies or potential performance obligations associated with the related volumes have either (1) been satisfied through the processing of future excess volumes of natural gas or (2) expired (or lapsed) through the passage of time pursuant to the terms of the applicable natural gas processing agreement. We will classify deferred revenue as short-term for arrangements where the expiration of a customer’s right to utilize deficiency payments is twelve months or less. As of June 30, 2014, our Lincoln Parish Plant was under construction and there were no deferred revenues.

On                     , 2014 the gas processing agreement was amended to, among other things, change the semi-annual minimum volume commitment and semi-annual deficiency payment calculation to a quarterly minimum volume commitment and quarterly calculation.

Income Taxes

Since we are structured as a partnership for federal income tax purposes, we are not subject to federal income taxes. As a result, our members are individually responsible for paying federal income taxes on their share of our taxable income. We have not incurred a direct federal or state income tax. Accordingly, no provision or liability for federal or state income taxes is included in our financial statements.

At June 30, 2014, the tax basis of our net assets calculated on the separate return method approximated the reported amounts of our assets and liabilities.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents and accounts payable approximates fair value due to their short-term maturities.

Development Stage Entity

We are a development stage entity and have presented our financial statements in accordance with guidance applicable to development stage company. Our statement of operations also includes expense allocations for certain corporate functions historically performed by PennTex Development, including allocations of material general entity expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification of time and/or activities associated with pre-construction and construction activities, employee headcount or capital expenditures. Our management believes the assumptions underlying the financial statements, including the assumptions regarding allocating general entity expenses from PennTex Development, are reasonable.

Risk Management Activities

All of our contracts are fee-based and do not possess direct exposure to commodity prices. Our contracts are long term and contain either firm reservation fees or minimum volume commitments that reduce the indirect exposure to low commodity prices. We currently do not expect to enter into arrangements to hedge commodity price volatility.

INDUSTRY

General

We provide gathering, processing and transportation services to producers and users of natural gas.

Natural Gas Industry Overview

The midstream natural gas industry is the link between the exploration and production of natural gas from the wellhead or lease and the delivery of the natural gas and its other components either to end-use markets, such as power generators and industrial consumers, or to local distribution companies, or LDCs, that make delivery to small commercial, industrial and residential consumers. Companies within this industry create value at various stages along the natural gas value chain by gathering natural gas from producers at the wellhead, processing and separating the hydrocarbons from impurities and into lean gas (primarily methane) and NGLs and then routing the separated lean gas and NGL streams for delivery to end-markets or to the next intermediate stage of the value chain.

A significant portion of natural gas produced at the wellhead contains NGLs. Natural gas produced in association with crude oil typically contains higher concentrations of NGLs than natural gas produced from gas wells. This rich natural gas is generally not acceptable for transportation in the nation’s transmission pipeline system or for residential or commercial use. Processing plants extract the NGLs, leaving residual lean gas that meets transmission pipeline quality specifications for ultimate consumption. Furthermore, processing plants produce marketable NGLs, which, on an energy equivalent basis, typically have a greater economic value as a raw material for petrochemicals and motor gasolines than as a component of the natural gas stream.

Our gathering and processing operations provide gathering and processing of natural gas primarily from the Terryville Complex in the Cotton Valley formation and then flow that gas through our pipelines and header into intrastate and interstate pipelines.

The following diagram illustrates the groups of assets commonly found along the natural gas value chain:

Natural Gas Midstream Services

The services provided by us and other midstream natural gas companies are generally classified into the categories described below.

Gathering

At the initial stages of the midstream value chain, a network of typically small diameter pipelines known as gathering systems directly connect to wellheads, pad sites or other receipt points in the production area. These gathering systems transport natural gas from the wellhead to downstream pipelines or a central location for treating and processing. A large gathering system may involve thousands of miles of gathering lines connected to thousands of wells. Gathering systems are typically designed to be highly flexible to allow gathering of natural gas at different pressures and scalable to allow for additional production and well connections without significant incremental capital expenditures. A by-product of the gathering process is the recovery of condensate liquids, which are sold on the open market.

Compression

Gathering systems are operated at pressures intended to enable the maximum amount of production to be gathered from connected wells. Through a mechanical process known as compression, volumes of natural gas at a given pressure are compressed to a sufficiently higher pressure, thereby allowing those volumes to be delivered into a higher pressure downstream pipeline to be brought to market. Since wells produce at progressively lower field pressures as they age, it becomes necessary to add additional compression over time to maintain throughput across the gathering system.

Treating and Dehydration

Treating and dehydration involves the removal of impurities such as water, carbon dioxide, nitrogen and hydrogen sulfide that may be present when natural gas is produced at the wellhead. These impurities must be removed for the natural gas to meet the specifications for transportation on long-haul intrastate and interstate pipelines. Moreover, end users cannot consume and will not purchase natural gas with a high level of these impurities. To meet downstream pipeline and end user natural gas quality standards, the natural gas is dehydrated to remove water and is chemically treated to separate the impurities from the natural gas stream.

Processing

Once the impurities are removed, pipeline-quality residue gas is separated from NGLs. Most rich natural gas is not suitable for longhaul pipeline transportation or commercial use and must be processed to remove the heavier hydrocarbon components. The removal and separation of hydrocarbons during processing is possible because of the differences in physical properties between the components of the raw gas stream. There are four basic types of natural gas processing methods: cryogenic expansion, lean oil absorption, straight refrigeration and dry bed adsorption. Cryogenic expansion represents the latest generation of processing, incorporating extremely low temperatures and high pressures to provide the highest recovery of NGLs and most economical extraction. The Lincoln Parish Plant, which is currently under construction, and PennTex JV’s Mt. Olive Plant will each be the latest generation cryogenic facility.

Natural gas is processed not only to remove heavier hydrocarbon components that would interfere with pipeline transportation or the end use of the natural gas, but also to separate from the natural gas those hydrocarbon liquids that could have a higher value as NGLs than as natural gas. The principal component of residue gas is methane, although some lesser amount of entrained ethane typically remains. In some cases, processors have the option to leave ethane in the gas stream or to recover ethane from the gas stream, depending on ethane’s value relative to natural gas. The processor’s ability to “reject” ethane varies depending on the downstream pipeline’s quality specifications. The residue gas is sold to industrial, commercial and residential customers and electric utilities.

Fractionation

The mixture of NGLs that results from natural gas processing is generally comprised of the following five components: ethane, propane, normal butane, iso-butane and natural gasoline. This mixture is often referred to as y-grade or raw-make NGL. Fractionation is the process by which this mixture is separated into the NGL components prior to their sale to various petrochemical and other industrial end users. Fractionation is accomplished by controlling the temperature of the stream of mixed liquids to take advantage of the difference in the boiling points of separate products. We do not currently provide fractionation services.

Transportation and Storage

Once the raw natural gas has been treated or processed and the raw NGL mix fractionated into individual NGL components, the natural gas and NGL components are stored, transported and marketed to end-use markets. The U.S. natural gas pipeline grid transports natural gas from producing regions to customers, such as LDCs, industrial users and electric generation facilities. The concentration of natural gas production in a few regions of the United States generally requires transportation pipelines to transport gas not only within a state but also across state borders to meet national demand. Many pipeline systems have storage capacity connected to the pipeline network, ideally but not necessarily near major market centers, to help meet seasonal demand to manage daily supply-demand shifts on the network.

Header system transmission pipelines are characterized as networks of medium to large-diameter high pressure pipelines that connect local gathering systems to large-diameter high pressure long-haul transmission pipelines through multiple interconnects. Header system transmission pipelines typically do not transport natural gas long distances. Our header pipeline connects our plant to multiple intrastate and interstate pipelines.

Interstate pipelines carry natural gas in interstate commerce and are subject to FERC regulation on (1) the rates charged for their services, (2) the terms and conditions of their services and (3) the location, construction and abandonment of their facilities. Intrastate pipelines transport natural gas within a particular state and are typically not subject to plenary FERC regulation, but may be regulated by state agencies or commissions. We expect our transportation operations will be exempt from regulation by FERC under the NGA.

Natural gas storage plays a vital role in maintaining the reliability of gas available for deliveries. Natural gas is typically stored in underground storage facilities, including salt dome caverns and depleted reservoirs. Storage facilities are utilized by (1) pipelines, to manage temporary imbalances in operations, (2) natural gas end-users, such as LDCs, to manage the seasonality and variability of demand and to satisfy future natural gas needs and (3) independent natural gas marketing and trading companies in connection with the execution of their trading strategies. We do not currently own any natural gas storage facilities.

Contractual Arrangements

Midstream natural gas and crude oil services, other than transportation and storage, are usually provided under contractual arrangements that vary in the amount of commodity price risk they carry. Three typical types of contracts are described below.

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Fee-Based Arrangements.    Under fee-based arrangements, the service provider typically receives fees for each unit of natural gas gathered and compressed at the wellhead and an additional fee per unit of natural gas treated or processed at its facility. These fees are directly related to the volume of natural gas that flows through the gatherer’s or processor’s systems and are not directly dependent on commodity prices. Similarly, under fee-based crude oil arrangements, the service provider typically receives a fee tied to an applicable volumetric throughput tariff rate for each unit of crude oil gathered. As a result, the service provider bears no direct commodity price risk exposure. A sustained decline in commodity prices could, however, result in a decline in drilling activity, and therefore, a decline in volumes, thus, decreasing the gatherer’s or processor’s fee revenues. These arrangements provide minimal, if any, upside in higher commodity price environments other than as related to the impact on volumes of potential increased drilling activity. Our gathering, processing and transportation agreements with Memorial Resource are all fee-based arrangements.

•

Percent-of-Proceeds and Percent-of-Liquids Arrangements.    Under these arrangements, the processor generally gathers raw natural gas from producers at the wellhead, transports the gas through its gathering system, processes the gas and sells the processed gas and/or NGLs at prices based on published index prices. These arrangements provide upside in high commodity price environments, but result in lower margins in low commodity price environments. The price paid to producers is based on an agreed percentage of the actual proceeds of the sale of processed natural gas, NGLs or both or the expected proceeds based on an index price. We refer to contracts in which the processor shares in specified percentages of the proceeds from the sale of natural gas and NGLs as percent-of-proceeds arrangements, and contracts in which the processor receives proceeds from the sale of a percentage of the NGLs or the NGLs themselves as compensation for processing services as percent-of-liquids arrangements. Under percent-of-proceeds arrangements, the processor’s margin correlates directly with the prices of natural gas and NGLs. Under percent-of-liquids arrangements, the processor’s margin correlates directly with the prices of NGLs. We currently do not have percent-of-proceeds or percent-of-liquids arrangements.

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Keep-Whole Arrangements.    Under these arrangements, the processor processes raw natural gas to extract NGLs and pays to the producer the gas equivalent Btu value of raw natural gas received from the producer in the form of either processed gas or its cash equivalent. The processor is generally entitled to retain the processed NGLs and to sell them for its own account. Accordingly, the processor’s margin is a function of the difference between the value of the NGLs produced and the cost of the processed gas used to replace the gas equivalent Btu value of those NGLs. The profitability of these arrangements is subject not only to the commodity price risk of natural gas and NGL, but also to the price of natural gas relative to NGL prices. These arrangements can provide large profit margins in favorable commodity price environments, but also can be subject to losses if the cost of natural gas exceeds the value of its thermal equivalent of NGLs. In order to mitigate the downside risk to the processor associated with the price spread between natural gas and NGLs, several companies have introduced a fee that stipulates a minimum amount to be paid to the processor if the market for downstream liquids is lower than the gas equivalent Btu value of the gas that is removed from the stream and that must be paid by the producer. We currently have no keep-whole arrangements.

There are two levels of service provisions commonly utilized in contracts for the transportation and storage of natural gas. Each level of service governs the availability of capacity on the service provider’s system for a specific customer and the priority of movement of a specific customer’s products relative to other customers, especially in the event that total customer demand for services exceeds available system capacity.

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Firm.    Firm transportation service requires the reservation of pipeline capacity by a customer between certain receipt and delivery points. Firm customers generally pay a “demand” or “capacity reservation” fee based on the amount of capacity being reserved, regardless of whether the capacity is used, plus a usage fee based on the amount of natural gas transported. Firm storage contracts involve the reservation of a specific amount of storage capacity, including injection and withdrawal rights, and generally include a capacity reservation charge based on the amount of capacity being reserved plus an injection and/or withdrawal fee. We intend to have firm transportation arrangements with the customers of our pipeline assets; however, our contracts with Memorial Resource will provide for only capacity reservation fees and not for support usage or throughput fees.

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Interruptible.    Interruptible service is typically short-term in nature and is generally used by customers that either do not need firm service or have been unable to contract for firm service. These customers pay a fee only for the volume of gas actually transported or stored. The obligation to provide this service is limited to available capacity not otherwise used by firm customers, and as such, customers receiving services under interruptible contracts are not assured capacity on the pipeline or at the storage facility. We have an interruptible transportation contract with DCP Midstream.

Market Fundamentals

Both total energy supply and demand are projected to grow in coming decades. Population is one key determinant of energy consumption through its influence on demand for travel, housing, consumer goods and services. The EIA anticipates the total U.S. population will increase by 18% from 2015 to 2040. The EIA forecasts energy consumption to increase 13% over the same period. A review of other supply and demand elements follows.

Natural Gas Consumption

Natural gas is a significant component of energy consumption in the United States. According to the EIA, natural gas consumption accounted for approximately 27% of all energy used in the United States in 2012 and will rise to 30% by 2040. Natural gas consumption is expected to grow 23% from 25.6 Tcf in 2012 to 31.6 Tcf by 2040. The following charts illustrate expected energy consumption by fuel source in 2040 as compared to 2012.

Energy Consumption by Fuel Source: 1980-2040

Source: EIA, Annual Energy Outlook 2014 (July 2014).

Forecasts published by the EIA and other industry sources anticipate that long-term domestic demand for natural gas will continue to grow, and that the historical trend of growth in natural gas demand from seasonal and weather-sensitive consumption sectors will continue. These forecasts are supported by various factors, including (i) expectations of continued growth in the U.S. gross domestic product, which has a significant influence on long-term growth in natural gas demand; (ii) an increased likelihood that regulatory and legislative initiatives regarding domestic carbon policy will drive greater demand for cleaner burning fuels like natural gas; (iii) increased acceptance of the view that natural gas is a clean and abundant domestic fuel source that can lead to greater energy independence for the United States by reducing its dependence on imported petroleum; (iv) the emergence of low-cost natural gas shale developments, which suggest ample supplies and which are expected to keep natural gas prices low relative to crude oil prices, making the commodity attractive as a feedstock and (v) continued growth in electricity generation from intermittent renewable energy sources, primarily wind and solar energy, for which natural-gas fired generation is a logical back-up power supply source.

The majority of fuel switching is occurring in electric power generation where coal-fired plants are being replaced with cleaner burning fuel sources. However, as a result of more rapid increases in generation from natural gas and renewable fuels, coal’s share of the total generation mix is projected to fall from 2012 to 2040. Over the same period, the share of generation from natural gas is projected to overtake coal’s share in 2035.

Electricity Generation by Fuel Source: 1990-2040

Source: EIA, Annual Energy Outlook 2014 (July 2014).

Natural Gas Production

In response to increased domestic energy consumption, total domestic energy production is projected to grow significantly over the next 28 years. The EIA estimates that natural gas production will grow 1.6% year over year from 2012 to 2040, more than double the 0.8% annual growth rate of total U.S. consumption over the period.

Domestic natural gas consumption today is satisfied primarily by production from conventional and unconventional onshore and offshore production in the lower 48 states, and is supplemented by production from historically declining pipeline imports from Canada, imports of LNG from foreign sources, and some Alaska production. In order to maintain current levels of U.S. natural gas supply and to meet the projected increase in demand, new sources of domestic natural gas must continue to be developed to offset natural depletion associated with existing production.

Over the past several years, a fundamental shift in production has emerged with the contribution of natural gas from unconventional resources (defined by the EIA as natural gas produced from shale formations and coalbeds). Shale production is the largest contributor, growing more than 10 Tcf, from 9.7 Tcf in 2012 to 19.8 Tcf in 2040. The emergence of shale plays has resulted primarily from advances in horizontal drilling and hydraulic fracturing technologies, which have allowed producers to extract significant volumes of natural gas from these plays at cost-advantaged per unit economics versus most conventional plays.

As the depletion of conventional onshore and offshore resources continues, natural gas from unconventional resource plays is forecasted to fill the void and continue to gain market share from higher-cost sources of natural gas. As shown in the graph below, there is a 56% increase in total natural gas production from 2012 to 2040 from increased development of shale gas, tight gas and offshore natural gas resources. The increase in natural gas production from 2012 to 2040 results primarily from continued exploration and development of shale gas resources. Shale gas is the largest contributor to production growth, while production from tight sands, coalbed methane deposits and offshore waters remains relatively stable.

Natural Gas Production by Source, 1990-2040

Source: EIA, Annual Energy Outlook 2014 (July 2014).

The abundance of natural gas shale production as well as the divergence between U.S. domestic and international prices for natural gas has caused a renewed interest in exporting domestic natural gas through LNG export terminals. While these projects take many years to develop, some domestic producers and foreign consumers view them as attractive opportunities to improve their respective economics and provide for an alternative source of demand for natural gas.

In addition to increasing domestic consumption, domestic natural gas consumers will also compete for supply with foreign natural gas consumers. According to the EIA, the U.S. is expected to become a net exporter of LNG starting in 2016 and an overall net exporter of natural gas before 2020. The EIA estimates the United States will transition from being a net importer of 1.5 Tcf of natural gas in 2012 to a net exporter of 6.5 Tcf in 2040, with 88% of the rise in net exports (5.8 Tcf) occurring by 2030. This shift from being a net importer of natural gas to a net exporter of natural gas is driven by the increased use of LNG in markets outside North America, strong domestic production and relatively low U.S. natural gas prices in comparison with other global markets. The following chart illustrates the trend of overall domestic natural gas net imports shifting to net exports before 2020.

Total Natural Gas Production, Consumption, Imports and Exports of Natural Gas: 1990-2040

Source: EIA, Annual Energy Outlook 2014 (July 2014).

Overview of Ark-La-Tex Basin

Our natural gas gathering, processing and transportation are strategically located in the liquids-rich natural gas Cotton Valley formation in the Terryville Complex in northern Louisiana, where the majority of Memorial Resource’s operations are currently focused.

The Ark-La-Tex basin is a mature, long-lived and prolific hydrocarbon producing province that produces oil and gas from several reservoirs and a variety of trap types. The basin has been a long-time target of conventional oil producers. As a result of technological advances, operators have recently begun exploring deeper into the more shale-like rock, which is contiguous across the basin. There are multiple oil-bearing targets within the basin.

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Cotton Valley:    The Cotton Valley formation extends across East Texas, northern Louisiana and southern Arkansas. The formation has been under development since the 1930s and is characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. The depth of the Cotton Valley formation is roughly 7,800 to 10,000 feet. Although it is mainly a natural gas play, some oil has been produced in parts of the play. Over 21,000 vertical wells have been completed throughout the play. In 2005, operators started redeveloping the Cotton Valley using horizontal drilling and advanced hydraulic fracturing techniques. To date, operators have drilled approximately 575 horizontal Cotton Valley wells. Some large, analogous redevelopment projects in the Cotton Valley include the Nan-Su-Gail Field in Freestone County, East Texas, where operators such as Devon Energy Corporation and Marathon Oil Corporation have drilled horizontal wells, and the Carthage Complex in Panola County, East Texas, where operators such as ExxonMobil Corporation, BP America, Memorial Production Partners LP and Anadarko Petroleum Corporation have also drilled horizontal wells.

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Terryville Complex:    The Terryville Complex is located in Lincoln Parish, Louisiana. This field has been producing since 1954 and is one of North America’s most prolific natural gas fields, characterized by high recoveries relative to drilling and completion costs, high initial production rates with high liquid yields.

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Haynesville/Lower Bossier Shale:    The Haynesville/Bossier Shale is located in east Texas and western Louisiana and is found at intervals greater than 10,000 feet below the surface. The shale interval in east Texas is known as the Lower Bossier, and the shale interval in western Louisiana is referred to as the Haynesville. The Upper Bossier Formation is distinguished from the Lower Bossier Formation by its location, to the southwest, and the fact that it is more sand-rich. These formations are of a type once considered too costly to explore. However, in 2008, newer technology and processes led to increased activity as energy exploration companies began to lease property in preparation for possible drilling and production.

BUSINESS

Overview

We are a growth-oriented limited partnership focused on owning, operating, acquiring and developing midstream energy infrastructure assets, with an initial focus in northern Louisiana. Our parent, PennTex Development, was formed by NGP and members of our management team to develop a multi-basin midstream growth platform, initially focused on organic growth projects in partnership with oil and natural gas producers affiliated with NGP. NGP’s large portfolio of oil and gas investments provides our parent with a source of potential development and partnership opportunities. We intend to leverage our relationships with NGP and our parent with a view to becoming a leading midstream energy company serving attractive oil and natural gas basins in North America.

Our initial assets will be supported by 15-year, fee-based commercial agreements, containing minimum volume commitments and firm capacity reservations, with Memorial Resource, an NGP-affiliated independent natural gas and oil company focused on the development of liquids-rich natural gas opportunities in multiple zones in the overpressured Cotton Valley formation in northern Louisiana. Our initial assets, which are shown on the map below, will consist of the following:

•	Lincoln Parish Plant: a 200 MMcf/d cryogenic natural gas processing plant located in Lincoln Parish, Louisiana;

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PennTex Gathering Pipeline: a 30.5-mile rich natural gas gathering system, consisting of 27.5 miles of 12” pipeline and three miles of 24” pipeline that will provide producers access to the Lincoln Parish Plant and to the Minden Plant owned and operated by DCP Midstream Partners, L.P., or DCP Midstream, with available capacity of at least 400 MMcf/d to the Lincoln Parish Plant and 50 MMcf/d to the Minden Plant;

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PennTex Gas Pipeline: a one-mile, 24” residue natural gas header with 400 MMcf/d of capacity that will provide market access for residue natural gas from the Lincoln Parish Plant for delivery to multiple intrastate and interstate pipelines, including pipelines that provide access to the Perryville Hub and other markets in the Gulf Coast region; and

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PennTex NGL Pipeline: a 12-mile NGL pipeline with a total capacity of over 36,000 barrels per day, which will connect the Lincoln Parish Plant to the Black Lake Pipeline owned and operated by DCP Midstream, and will provide a Mont Belvieu-based market for NGLs produced from the Lincoln Parish Plant.

We expect that the 12” pipeline comprising part of the PennTex Gathering Pipeline will be in service on November 1, 2014 and that the Lincoln Parish Plant, the remaining portion of the PennTex Gathering Pipeline, the PennTex Gas Pipeline and the PennTex NGL Pipeline will be in service on March 1, 2015.

The Cotton Valley formation is a prolific natural gas play originally developed in the 1930s that is characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. The Cotton Valley formation has been undergoing rapid redevelopment by producers using advanced horizontal drilling and completion techniques that have led to the development of approximately 575 horizontal wells in the formation since 2005. The Terryville Complex in the Cotton Valley formation in particular provides multiple zones of highly productive, liquids-rich geology, which we believe offers Memorial Resource and other producers attractive economic opportunities in a variety of commodity price environments.

We believe that our parent’s relationship with Memorial Resource will provide us with significant opportunity for growth as Memorial Resource’s robust drilling program in northern Louisiana continues and its production increases. In addition to the growth we anticipate as a result of Memorial Resource’s development drilling, we believe our strategically located assets will provide us with a platform to provide midstream services to other producers in northern Louisiana, as the horizontal development of the Cotton Valley formation advances and producers seek infrastructure to process their natural gas production and move their products to market. We will also continually evaluate opportunities to expand our services to surrounding areas, including East Texas and southern Arkansas, and to improve long-term natural gas and NGL handling and transportation to high-value end markets.

In connection with the closing of this offering, we will enter into an omnibus agreement with our parent and PennTex JV, a joint venture with operations in northern Louisiana in which our parent indirectly owns a 62.5% membership interest and certain affiliates of NGP indirectly own the remaining 37.5% membership interest. Pursuant to the omnibus agreement, PennTex JV will grant us a right of first offer with respect to any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest described below, to the extent PennTex JV elects to sell these assets. The right of first offer will include the 200 MMcf/d cryogenic natural gas processing plant and related infrastructure currently being developed by PennTex JV in the Terryville Complex, which is expected to be placed into service in late 2015. We refer to this plant as the Mt. Olive Plant.

Under the omnibus agreement, we will also have a right of first offer with respect to all or a portion of our parent’s 98.5% interest in PennTex Permian, which owns and operates a gathering and processing system in Reeves County, Texas, to the extent our parent elects to sell all or a portion of that interest. The PennTex Permian system serves producers in the Delaware sub-basin of the Permian Basin and currently consists of a 60 MMcf/d cryogenic natural gas processing plant and approximately 50 miles of low- and intermediate-pressure gathering pipelines and associated compression assets. The PennTex Permian system is supported by a long-term acreage dedication from Centennial Resources Development, LLC, an affiliate of NGP, covering approximately 40,000 gross acres in the core of the southern Delaware Basin. Neither PennTex JV nor our parent is obligated to sell any assets, and we are under no obligation to purchase any additional assets from them pursuant to our rights of first offer. Any purchase that does occur will be on an arm’s-length basis and will be subject to approval by our conflicts committee.

Our Relationship with Memorial Resource

Memorial Resource

Memorial Resource is a NGP-affiliated company engaged in the exploitation, development and acquisition of natural gas, NGL and oil properties. A majority of Memorial Resource’s developed acreage is in the Terryville Complex of northern Louisiana, where Memorial Resource targets overpressured, liquids-rich natural gas opportunities in multiple zones in the Cotton Valley formation utilizing multi-well pads. Memorial Resource commenced a horizontal drilling program in 2011 and ultimately shifted its operational focus to full-scale horizontal redevelopment in 2013. Memorial Resource currently operates six drilling rigs in the Terryville Complex and has increased its net daily production in the area by approximately 163% from 54.3 MMcfe/d for the year ended December 31, 2012 to 143.0 MMcfe/d for the three months ended March 31, 2014. As of June 30, 2014, the average 30-day production rate of Memorial Resource’s eight most recently completed wells in the Terryville Complex was 22.6 MMcfe/d per well.

As of December 31, 2013, Memorial Resource had leased 130,746 gross (96,733 net) acres in the Terryville Complex, encompassing 1,431 gross (994 net) identified horizontal drilling locations that represent an inventory of approximately 36 years based on Memorial Resource’s expected 2014 drilling program. For the six months ended June 30, 2014, Memorial Resource had deployed $166.4 million of capital expenditures, of which approximately 78% was spent in the Terryville Complex. During the quarter ended June 30, 2014, Memorial Resource brought online eight horizontal wells and, as of August 5, 2014, Memorial Resource had 32 horizontal wells producing in the Terryville Complex. In August 2014, Memorial Resource announced plans to drill 43 gross (37 net) horizontal wells during 2014 in the Terryville Complex.

WildHorse Resources, a wholly owned subsidiary of Memorial Resource that owns and operates Memorial Resource’s interest in the Terryville Complex, has entered into an area of mutual interest and exclusivity agreement, or the AMI and Exclusivity Agreement, with PennTex JV and its members, pursuant to which PennTex JV has the exclusive right to build all of the midstream infrastructure for WildHorse Resources within the geographic area shown below and to provide midstream services to support WildHorse Resources’ current and future production on its operated acreage within such area (other than production subject to existing third-party commitments). We refer to the geographic area covered by the AMI and Exclusivity Agreement as the Area of Mutual Interest and have depicted the Area of Mutual Interest in the map below. As a result of our right of first offer, we will have the opportunity to purchase any assets constructed by PennTex JV pursuant to the AMI and Exclusivity Agreement that it intends to sell.

Our Contractual Arrangements with Memorial Resource

Our long-term contractual arrangements with Memorial Resource will contain minimum volume commitments and firm capacity reservations that will provide us with stable cash flows. In addition, as reflected in the table below, we believe that the expected near-term growth of Memorial Resource’s production in the Terryville Complex will result in volumes to us substantially in excess of the minimum volume commitments and firm capacity reservations. Memorial Resource’s average net working interest in the Terryville Complex is approximately 74%; however, the volumes that we will gather, process and transport pursuant to our long-term commercial agreements with Memorial Resource will be derived from Memorial Resource’s gross operated acreage.

Asset	Annualized Minimum Volume Commitment and Reservation Fees (in millions)		Total Available Processing or Transportation Capacity	MMBtu/d Equivalent(1)	Minimum and Firm Contracted Capacity	Expected Throughput Volumes(3)
Lincoln Parish Plant	$18.3	(2)	200 MMcf/d	230,000 MMBtu/d	115,000 MMBtu/d(2)	224,250 MMBtu/d
PennTex Gathering Pipeline	$5.3		Varies(4)	Varies(4)	50,000 MMBtu/d	50,000 MMBtu/d
PennTex Gas Pipeline	$1.3		400 MMcf/d	460,000 MMBtu/d	100,000 MMBtu/d	195,000 MMBtu/d
PennTex NGL Pipeline	$2.7		36,000 barrels per day	N/A	6,000 barrels per day	9,631 barrels per day

(1)	We expect that the natural gas we process for Memorial Resource at the Lincoln Parish Plant will have an energy content of 1,150 Btu per cubic foot. As a result, the MMBtu/d equivalent for the processing capacity of the Lincoln Parish Plant and the transportation capacity of the PennTex Gas Pipeline is based on a conversion factor of 1,150 Btu per cubic foot.
(2)	Upon PennTex JV’s completion of the Mt. Olive Plant, Memorial Resource’s minimum contracted capacity at the Lincoln Parish Plant will increase to an amount equal to the Lincoln Parish Plant’s full design capacity, less any firm gas committed to the plant by other producers at such time. Assuming that other producers have not committed firm gas to the Lincoln Parish Plant at different rates by that time, our annualized minimum volume commitment fee would be $36.6 million.
(3)	Expected throughput volumes represent forecast throughput volumes during the twelve months ending March 31, 2016. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution through March 31, 2016” for a discussion of certain assumptions related to our volume expectations. Our forecast throughput volumes assume that all of our volumes during the twelve months ending March 31, 2016 will be attributable to our commercial agreements with Memorial Resource. If Memorial Resource were to reduce the number of drilling rigs it deploys, shut-in existing wells or have less success in its drilling efforts in northern Louisiana than expected, the volumes processed by us and gathered and transported through our pipelines could be less than expected. Please read “Risk Factors—Risks Related to Our Business—Because all of our initial revenue and a substantial majority of our revenue over the long term is expected to be derived from Memorial Resource’s natural gas production, any development that materially and adversely affects Memorial Resource’s operations, financial condition or market reputation could have a material and adverse impact on us.”
(4)	The PennTex Gathering Pipeline’s capacity varies depending on receipt and delivery points; however, the pipeline will have available capacity of at least 400 MMcf/d to the Lincoln Parish Plant and 50 MMcf/d to the Minden Plant.

Natural Gas Processing.    We will be party to a 15-year processing agreement with Memorial Resource to provide processing services at the Lincoln Parish Plant that commences upon commercial operations of the plant, which we anticipate on March 1, 2015. We will receive a fixed fee for firm reserved volumes and a higher fixed fee for interruptible volumes processed, in each case subject to CPI-based adjustments.

Under the processing agreement, Memorial Resource has agreed to deliver a daily minimum volume of gas for processing through the term of the agreement, which will initially be 115,000 MMBtu/d. Upon PennTex JV’s completion of the Mt. Olive Plant, Memorial Resource’s daily minimum volume commitment will increase to an amount equal to 230,000 MMBtu/d less any firm gas committed to the Lincoln Parish Plant by other producers at such time. Any volumes of gas delivered up to the then-applicable minimum volume commitment will be considered firm reserved gas and be charged the firm fixed-commitment fee, and any volumes delivered in excess of such minimum volume commitment will be considered interruptible volumes and be charged the interruptible-service fixed fee.

Pursuant to the processing agreement, Memorial Resource will pay us a deficiency payment based on the firm-commitment fixed fee when (i) the cumulative volumes processed plus any prior deficiency payments are less than (ii) the cumulative minimum volume commitment. The deficiency calculation is performed quarterly and utilizes the cumulative volumes from inception of the contract to the end of the quarterly period. Memorial Resource may utilize these deficiency payments as a credit for fees owed to us only to the extent it has delivered the total minimum volume commitment under the agreement within the initial 15-year term of the agreement.

Memorial Resource may terminate the processing agreement if the Lincoln Parish Plant is not operational by November 1, 2015, subject to certain conditions.

Rich Natural Gas Gathering.    We will be party to a 15-year, take-or-pay natural gas gathering agreement with Memorial Resource that commences upon commercial operations of the PennTex Gathering Pipeline, which we anticipate will occur on November 1, 2014. This agreement will provide for a firm capacity reservation rate per MMBtu and a lower interruptible transportation rate per MMBtu for volumes flowing in excess of the firm capacity reservation, in each case subject to CPI-based adjustments. Memorial Resource’s initial firm capacity reservation will be 50,000 MMBtu/d for the term of the agreement, and Memorial Resource will be required to pay us for any shortfall volumes it fails to deliver below this firm capacity reservation.

Natural Gas Transportation.    We will be party to a 15-year, take-or-pay natural gas transportation agreement with Memorial Resource that commences upon commercial operations of the PennTex Gas Pipeline, which we anticipate will occur on March 1, 2015. This agreement will provide for a firm capacity reservation rate per MMBtu and a lower interruptible transportation rate per MMBtu for volumes flowing in excess of the firm capacity reservation, in each case subject to CPI-based adjustments. Memorial Resource’s firm capacity reservation will be 100,000 MMBtu/d for the term of the agreement, and Memorial Resource will be required to pay us for any shortfall volumes it fails to deliver below this firm capacity reservation.

NGL Transportation.    We will be party to a 15-year, take-or-pay NGL transportation agreement with Memorial Resource that commences upon commercial operations of the PennTex NGL Pipeline, which we anticipate will occur on March 1, 2015. This agreement will provide for a firm transportation rate per barrel of firm volume reserved and a lower interruptible transportation rate per barrel for each barrel flowing in excess of the firm capacity reservation, in each case subject to CPI-based adjustments. Memorial Resource’s firm capacity reservation will be 6,000 barrels per day for the term of the agreement, and Memorial Resource will be required to pay us for any shortfall volumes it fails to deliver below this firm capacity reservation.

Our Relationships with NGP and PennTex Development

We view our relationships with NGP and PennTex Development as significant competitive strengths. We believe these relationships will provide us with potential acquisition and organic growth opportunities, as well as access to personnel with extensive technical expertise and industry relationships.

NGP

Founded in 1988, NGP is a family of private equity investment funds, with cumulative committed capital of approximately $10.5 billion since inception, organized to make investments in the natural resources sector. NGP is part of the investment platform of NGP Energy Capital Management, a premier investment franchise in the natural resources industry, which together with its affiliates has managed approximately $13 billion in cumulative committed capital since inception. The employees of NGP are experienced energy professionals with substantial expertise in investing in the oil and natural gas business. In connection with NGP’s business, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which NGP owns interests. We believe that our relationship with NGP, and its experience investing in oil and natural gas companies, provides us with a number of benefits, including increased exposure to acquisition opportunities and access to a significant group of transactional and financial professionals who have experience in assisting the companies in which NGP has invested to meet their financial and strategic growth objectives.

Upon the closing of this offering and the consummation of the formation transactions described under “Summary—Our Formation Transactions,” affiliates of NGP, through interests in PennTex Development and MRD WHR LA, will own substantially all of our general partner and our incentive distribution rights, as well as a     % limited partner interest in us. We believe that NGP will be motivated to promote and support the successful execution of our business strategies, including through our potential acquisition of additional midstream assets from NGP and its affiliates over time and the facilitation of accretive acquisitions from third parties. In addition, we believe NGP and its affiliates will be motivated to jointly pursue acquisition opportunities with us whereby we would acquire or agree to develop and manage midstream assets that may be part of an acquisition being pursued by NGP-controlled oil and gas producers. NGP does not have a legal obligation to offer to us any acquisition opportunities or jointly pursue opportunities with us, may decide not to offer us any such opportunities and is not restricted from competing with us.

PennTex Development

Our parent, PennTex Development, was formed in January 2014 by NGP and members of our management team to pursue midstream growth opportunities and develop midstream energy assets. PennTex Development intends to acquire, construct and develop midstream operations for, or in partnership with, leading oil and natural gas producers, including both affiliates of NGP and unaffiliated third parties.

Following the completion of this offering, our parent will continue to own and manage a substantial portfolio of midstream assets and have business relationships that we believe will provide us with significant future acquisition opportunities. Such assets include the following:

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PennTex JV.    Our parent indirectly owns a 62.5% membership interest in PennTex JV, which has granted us a right of first offer with respect to any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest to the extent PennTex JV elects to sell these assets, including:

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Mt. Olive Plant.    In                         2014, PennTex JV entered into a 15-year gas processing agreement with Memorial Resource pursuant to which PennTex JV will construct the Mt. Olive Plant (a 200 MMcf/d cryogenic natural gas processing plant) and related pipeline infrastructure to serve Memorial Resource’s growing production in the Terryville Complex. This gas processing agreement will include a minimum volume commitment that will initially be 115,000 MMBtu/d and will have fixed fees for firm and interruptible volumes. PennTex JV expects to complete the construction of the Mt. Olive Plant in October 2015.

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Other Assets Developed within the Area of Mutual Interest.    Subject to certain exceptions, PennTex JV has the exclusive right to build all of the midstream infrastructure for and provide certain midstream services to WildHorse Resources within the Area of Mutual Interest under the AMI and Exclusivity Agreement.

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PennTex Permian.    Our parent owns a 98.5% membership interest in PennTex Permian, which it acquired in February 2014. PennTex Permian operates a gathering and processing system in the Delaware sub-basin of the Permian Basin in Reeves County, Texas that consists of a 60 MMcf/d cryogenic natural gas processing plant and approximately 50 miles of low- and intermediate-pressure gathering pipelines and associated compression assets. PennTex Permian began operations in March 2014 and has secured a long-term acreage dedication from Centennial Resource Development, LLC, an affiliate of NGP, covering approximately 40,000 gross acres in the core of the southern Delaware Basin.

In addition, PennTex Development’s executive management team has significant midstream energy experience across public and private companies engaged in developing, acquiring and managing midstream operations. We share a management team with our parent and, as a result, will have access to strong commercial relationships throughout the energy industry and a broad operational, commercial, technical, risk management and administrative infrastructure.

Upon the closing of this offering and the consummation of the formation transactions described under “Summary—Our Formation Transactions,” our parent will own our general partner, a     % limited partner interest in us (or a     % limited partner interest if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of our general partner, 92.5% of our incentive distribution rights. Additionally, we will enter into an omnibus agreement with PennTex JV and our parent, pursuant to which we will have a right of first offer with respect to any midstream assets that PennTex JV currently owns, acquires or develops in the future within the Area of Mutual Interest (including the Mt. Olive Plant) and a right of first offer with respect to our parent’s equity interest in PennTex Permian, in each case, to the extent PennTex JV or our parent elects to sell such assets or equity interest. Although PennTex JV and our parent are not obligated to sell any assets and offer them to us, we believe that our parent will be incentivized to grow our business as a result of its economic interest in us.

Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the ongoing stability of our business. We expect to achieve this objective by pursuing the following business strategies:

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Maximizing the utilization of our assets by supporting Memorial Resource’s growth and infrastructure needs.    Our assets will be supported by a minimum volume commitment of 115,000 MMBtu/d from Memorial Resource under our processing agreement, as well as firm capacity reservations on each of our pipelines under our gathering and transportation agreements, providing us with stable cash flows. In addition, we believe that the expected near-term growth of Memorial Resource’s production in the Terryville Complex will result in volumes to us substantially in excess of the minimum volume commitments and firm capacity reservations. Additionally, upon PennTex JV’s completion of the Mt. Olive Plant, Memorial Resource’s minimum volume commitment under our processing agreement will increase to an amount equal to the Lincoln Parish Plant’s full design capacity, less any firm gas committed to the plant by other producers at such time.

•	Growing our business by pursuing accretive acquisitions. We intend to pursue opportunities to grow our business through accretive acquisitions from PennTex JV, our parent, NGP and other third parties.

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Acquisitions from PennTex JV.    Following the closing of this offering, PennTex JV will continue to develop midstream assets, including the Mt. Olive Plant and related pipeline infrastructure in northern Louisiana. To the extent Memorial Resource requires the development of additional midstream assets to service its production within the Area of Mutual Interest in the future, PennTex JV has the exclusive right to contract with Memorial Resource for such projects pursuant to the AMI and Exclusivity Agreement. Under the omnibus agreement, if PennTex JV elects to sell any midstream assets that it currently owns, acquires or develops in the future within the Area of Mutual Interest (including the Mt. Olive Plant), we will have a right of first offer with respect to such assets.

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Acquisitions from our parent.    Following the closing of this offering, our parent will continue to own controlling interests in PennTex JV and PennTex Permian, which owns a gas gathering system and related assets in the Permian Basin. Pursuant to the terms of the omnibus agreement, if our parent elects to sell all or a portion of its equity interest in PennTex Permian, we will have a right of first offer with respect to any such interest. Further, our parent expects to leverage its relationship with NGP to develop other midstream assets with oil and natural gas producers affiliated with NGP. In addition, we believe that our parent will be incentivized to grow our business as a result of its economic interest in us, including its ownership of our general partner, a     % limited partner interest in us (or a     % limited partner interest if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of our general partner, 92.5% of our incentive distribution rights.

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Acquisitions facilitated through our relationship with NGP.    NGP and its affiliates have a long history of pursuing and consummating oil and natural gas property acquisitions and development in North America. Through our relationship with NGP and its affiliates, we have access to NGP’s significant pool of management talent and industry relationships, which we believe provides us with a competitive advantage in pursuing potential acquisition opportunities. For example, we may jointly pursue an acquisition where we would acquire or agree to develop and manage the midstream portion of an acquisition being pursued by an oil and gas producer controlled by NGP. We believe this arrangement gives us access to third-party acquisition opportunities that we would not otherwise be in a position to pursue. In addition, we may acquire additional midstream assets directly from NGP and its affiliates.

•	Acquisitions from third parties. Our management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties.

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Attracting third-party customers in northern Louisiana.    While we will devote substantially all of our resources in the near term to meeting Memorial Resource’s needs in northern Louisiana, we also market our services to, and pursue strategic relationships with, other third-party producers. We believe that our early, significant footprint of efficient natural gas processing capacity and market connectivity for natural gas and NGLs in northern Louisiana will provide us with a competitive advantage that will allow us to attract third-party natural gas and NGL volumes in the future and lead to growth in our operations and cash available for distribution.

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Maintaining and growing stable cash flows supported by long-term, fee-based contracts.    Where possible, we will seek to enter into multi-year, fee-based contracts, similar to those we will be party to with Memorial Resource, which include minimum volume commitments and firm capacity reservations in order to promote cash flow visibility and limit our direct exposure to commodity price volatility.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

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Relationship with Memorial Resource, which has a multi-year, low-risk drilling inventory.    As of December 31, 2013, Memorial Resource had leased 130,746 gross (96,733 net) acres in the Terryville Complex, encompassing 1,431 gross (994 net) identified horizontal drilling locations that represent an inventory of approximately 36 years based on Memorial Resource’s expected 2014 drilling program. During the 2014 fiscal year, Memorial Resource expects to spend $304 million of capital expenditures in the Terryville Complex, which represents approximately 87% of Memorial Resource’s total capital budget for 2014. We believe Memorial Resource’s substantial acreage position and reported drilling locations in northern Louisiana will support significant long-term demand for our midstream services in a variety of commodity price environments and will enable Memorial Resource to deliver natural gas to us in excess of the minimum volume commitments and firm capacity reservations under our commercial agreements. Further, we believe that our parent’s relationship with Memorial Resource, coupled with our right of first offer with respect to any midstream assets owned, acquired or developed by PennTex JV in the future within the Area of Mutual Interest that it elects to divest, will provide us with significant opportunity for growth as Memorial Resource’s robust drilling program continues and its production increases.

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Long-term, fixed fee contracts with significant minimum volume commitments and firm capacity reservations support stable cash flows.    Our long-term processing agreement with Memorial Resource is supported by an initial minimum volume commitment that represents 50% of the Lincoln Parish Plant’s capacity. In addition, our long-term gathering and transportation agreements with Memorial Resource are supported by firm capacity reservations. We expect to generate approximately 77% of our revenues for the twelve months ending March 31, 2016 from minimum volume commitments and firm capacity reservation charges under these agreements. We believe that the minimum volume commitment in our processing agreement, which will increase upon PennTex JV’s completion of the Mt. Olive Plant, the firm capacity reservations in our gathering and transportation agreements and the fee-based nature of all of our initial commercial agreements will enhance the stability of our cash flows by limiting our direct commodity price and volume exposure.

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Strategic partnership with NGP and PennTex Development.    We believe that our relationships with NGP, with its long track record of supporting and building successful oil and natural gas companies, and PennTex Development provide us with a number of benefits, including increased exposure to acquisition opportunities, access to NGP’s extensive network of industry relationships and an executive team with significant industry, management and acquisition expertise. Upon the completion of this offering, affiliates of NGP, through interests in PennTex Development and MRD WHR LA, will own substantially all of our general partner and our incentive distribution rights, as well as a         % limited partner interest in us. As a result, we believe that NGP and our parent will be motivated to promote and support the successful execution of our business plan and to pursue projects that directly or indirectly enhance the value of our assets.

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Experienced and incentivized management team.    Our senior management team has significant industry experience and has successfully built, grown and managed large successful midstream organizations, including public and private companies. We believe our management’s experience and expertise across the midstream spectrum provides a distinct competitive advantage. Through our management’s interest in our parent, which will own our general partner, a         % limited partner interest in us and 92.5% of our incentive distribution rights, our management team is highly incentivized to grow our distributions and the value of our business.

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Flexible financial position and capital structure.    At the closing of this offering, we expect to have no outstanding indebtedness and available borrowing capacity of $         million under a new $         million revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy. We expect to have sufficient cash on hand at the closing of this offering to fully fund our anticipated capital expenditures through the completion of our initial assets, which will be $83.6 million.

Our Assets

Lincoln Parish Plant

We are currently constructing a 200 MMcf/day capacity cryogenic natural gas processing plant in Lincoln Parish, Louisiana on an expandable, 48-acre site. This plant will process natural gas delivered by Memorial Resource from its current and future acreage in northern Louisiana (other than production subject to existing third-party commitments). We expect the Lincoln Parish Plant to be in service on March 1, 2015. Please read “—Our Contractual Arrangements with Memorial Resource—Natural Gas Processing” for information relating to the contractual arrangements with respect to the Lincoln Parish Plant.

PennTex Gathering Pipeline

We are developing the PennTex Gathering Pipeline, a rich natural gas gathering system that will consist of three miles of 24” pipeline and approximately 27.5 miles of 12” pipeline (14.5 miles of which we are currently constructing and 13 miles of which we expect to acquire from an affiliate of DCP Midstream). The PennTex Gathering Pipeline will be connected to the Lincoln Parish Plant by three miles of 24” pipeline that will have available capacity of at least 400 MMcf/d to the plant. The pipeline will also connect to a new 10.7-mile pipeline to be constructed, owned and operated by DCP Midstream that will connect to DCP Midstream’s Minden Plant, and will have available capacity of at least 50 MMcf/d to the Minden Plant.

The PennTex Gathering Pipeline will initially transport Memorial Resource’s rich natural gas to DCP Midstream’s Minden Plant for processing under existing agreements. Upon the commencement of operations of the Lincoln Parish Plant, Memorial Resource will continue to transport its committed volumes to DCP Midstream’s Minden Plant for processing, but any excess volumes will be transported to the Lincoln Parish Plant for processing. In addition to transporting Memorial Resource’s rich natural gas, the PennTex Gathering Pipeline will enable us to provide access for other producers across northern Louisiana to the Lincoln Parish Plant and our

NGL and residue gas pipelines. We expect that the 12” pipeline will be in service in November 2014 and that the full system will be in service when the Lincoln Parish Plant commences operations in March 2015. Please read “—Our Contractual Arrangements with Memorial Resource—Rich Natural Gas Gathering” for information relating to our contractual arrangements with Memorial Resource with respect to the PennTex Gathering Pipeline.

In addition, we have entered into a gas gathering agreement with an affiliate of DCP Midstream on July 9, 2014, pursuant to which we have agreed to provide DCP Midstream’s affiliate with transportation services on the PennTex Gathering Pipeline solely on an interruptible basis for up to 35,000 MMBtu/d of rich natural gas. This agreement has an initial term of ten years. Due to the interruptible nature of the service, we have limited visibility into the anticipated volumes to be transported pursuant to this agreement, and we have not included any revenues associated with this contract in our forecast revenues for the twelve months ending March 31, 2016.

PennTex Gas Pipeline

In order to provide market access for residue natural gas processed at the Lincoln Parish Plant, we are constructing a one-mile, 24” residue natural gas header with 400 MMcf/d of capacity that will allow residue natural gas processed at the Lincoln Parish Plant to be delivered to multiple intrastate and interstate pipelines, including pipelines that provide access to the Perryville Hub and other markets in the Gulf Coast region. The PennTex Gas Pipeline is expected to have 400 MMcf/d of capacity and is expected to be completed in March 2015. Please read “—Our Contractual Arrangements with Memorial Resource—Natural Gas Transportation” for information relating to our contractual arrangements with respect to the PennTex Gas Pipeline.

PennTex NGL Pipeline

In order to provide market access for the NGLs produced at the Lincoln Parish Plant, we are constructing approximately 12 miles of 10” pipeline from the Lincoln Parish Plant to DCP Midstream’s Black Lake pipeline system. This pipeline will provide our customers with Mt. Belvieu-based market prices for NGLs produced at the Lincoln Parish Plant. The NGL pipeline is expected to have over 36,000 barrels per day of capacity and is expected to be completed in March 2015. Please read “—Our Contractual Arrangements with Memorial Resource—NGL Transportation” for information relating to our contractual arrangements with respect to the NGL pipeline.

Title to Properties

Our interest in the real property on which our processing plant, pipelines and related facilities will be located derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for our operations, and we believe that we have satisfactory interests in and to these lands. We have leased or acquired easements, rights-of-way, permits or licenses in these lands without any material challenge known to us relating to the title to the land upon which the assets will be located, and we believe that we have satisfactory interests in such lands. We have no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or lease, and we believe that we have satisfactory title to all of our material leases, easements, rights-of-way, permits and licenses.

Some of the leases, easements, rights-of-way, permits and licenses that will be transferred to us from PennTex JV will require the consent of the grantor of such rights, which in certain instances is a governmental entity. PennTex JV will obtain sufficient third-party consents, permits and authorizations for the transfer of the assets necessary to enable us to operate our business in all material respects.

Competition

As a result of our processing agreement with Memorial Resource, we will not face competition for processing services for Memorial Resource’s volumes in excess of its current commitments to other processors. With respect to midstream services, other than processing services provided to Memorial Resource under our processing agreement, we will compete with other gatherers, processors and transporters, along with any producers that develop their own midstream infrastructure, for undedicated, expiring dedicated and future production of producers in northern Louisiana and in other areas in which we decide to operate.

Regulation of Operations

Regulation of pipeline gathering services may affect certain aspects of our business and the market for our services.

Gathering Pipeline Regulation

Section 1(b) of the Natural Gas Act of 1938 exempts natural gas gathering facilities from regulation by FERC under the NGA. Although the FERC has not made any formal determinations with respect to any of our facilities we consider to be gathering facilities, we believe that our natural gas pipelines meet the traditional tests FERC has used to establish whether a pipeline is a gathering pipeline not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of some our gathering facilities and intrastate transportation pipelines may be subject to change based on future determinations by FERC, the courts, or Congress. If the FERC were to consider the status of an individual facility and determine that the facility is not a gathering pipeline and the pipeline provides interstate service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the NGA or the NGPA. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, could adversely affect our results of operations and cash flows. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of civil penalties as well as a requirement to disgorge charges collected for such service in excess of the rate established by the FERC.

State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. Our natural gas gathering operations will be subject to ratable take and common purchaser statutes in the states in which we operate. These statutes generally will require our gathering pipelines to take natural gas without undue discrimination in favor of one producer over another producer or one source of supply over another similarly situated source of supply. The regulations under these statutes can have the effect of imposing some restrictions on our ability as an owner of gathering facilities to decide with whom we contract to gather natural gas. States in which we operate have also adopted a complaint-based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to gathering access and rate discrimination. We cannot predict whether such a complaint will be filed against us in the future. Failure to comply with state regulations can result in the imposition of administrative, civil and criminal remedies. To date, there has been no adverse effect to our system due to state regulations.

Our gathering operations could be adversely affected should they be subject in the future to more stringent application of state regulation of rates and services. Our gathering operations also may be or become subject to additional safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

NGL Pipeline Regulation

Our PennTex NGL Pipeline will be a common carrier of NGLs subject to regulation by various federal and state agencies. The FERC regulates interstate pipeline transportation of crude oil, petroleum products and other liquids, such as NGLs (collectively, “petroleum pipelines”), under the Interstate Commerce Act, or the ICA, and the Energy Policy Act of 1992, or EPAct 1992, and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on petroleum pipelines be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper. In accordance with FERC regulations, transportation rates and terms and conditions of service will be filed with the FERC prior to placing the pipeline into service. Under the ICA, interested persons may challenge new or changed rates or services. The FERC is authorized to investigate such charges and may suspend the effectiveness of a challenged rate for up to seven months. A successful rate challenge could result in a petroleum pipeline paying refunds together with interest for the period that the rate was in effect. The FERC may also investigate, upon complaint or on its own motion, existing rates and related rules and may order a pipeline to change them prospectively. A shipper may obtain reparations for damages sustained for a period up to two years prior to the filing of a complaint.

EPAct 1992 required the FERC to establish a simplified and generally applicable methodology for interstate petroleum pipelines. As a result, the FERC adopted an indexed rate methodology, which, as currently in effect, allows interstate petroleum pipelines to change their rates within prescribed ceiling levels that are tied to change in the Producer Price Index for Finished Goods, or PPI, as provided by the U.S. Department of Labor, Bureau of Labor Statistics. The FERC’s indexing methodology is subject to review every five years. During the five-year period commencing July 1, 2011 and ending June 30, 2016, pipelines charging indexed rates are permitted to adjust their indexed ceilings annually by PPI plus 2.65%. The indexing methodology is applicable to existing rates with the exclusion of market-based rates. A pipeline is not required to raise its rates up to the index ceiling, but is permitted to do so, and rate increases made under the index are presumed to be just and reasonable unless a protesting party can demonstrate that the rate increase resulting from application of the index is substantially in excess of the pipeline’s increase in costs. Under the indexing rate methodology, in any year in which the index is negative, pipelines must file to lower their rates of those rates would otherwise be above the rate ceiling.

If our rate levels were investigated by FERC on its own initiative or in response to a protest or complaint filed by an interested person, the inquiry could result in a comparison of our rates to those charged by others or to an investigation of costs, including the overall cost of service, including operating costs and overhead; the allocation of overhead and other administrative and general expenses to the regulated entity; the appropriate capital structure to be utilized in calculating rates; the appropriate rate of return on equity and interest rates on debt; the rate base, including the proper starting rate base; the throughput underlying the rate and the proper allowance for federal and state income taxes.

Pipeline Safety Regulation

Our gas pipelines will be subject to regulation by the Pipeline and Hazardous Materials Administration, or PHMSA, pursuant to the Natural Gas Pipeline Safety Act of 1968, or NGPSA, and the Pipeline Safety Improvement Act of 2002, or PSIA, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, or the PIPES Act. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of gas pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. oil and natural gas transmission pipelines in high-consequence areas, or HCAs. Our NGL pipeline will be subject to regulation by PHMSA under the Hazardous Liquid Pipeline Safety Act of 1979, or the HLPSA, which requires PHMSA to develop, prescribe and enforce minimum federal safety standards for the transportation of hazardous liquids by pipeline, and the Pipeline Safety Act of 1992, or the PSA, which added the environment to the list of statutory factors that must be considered in establishing safety standards for hazardous liquid pipelines, established safety standards for certain “regulated gathering lines,” and mandated that regulations be issued to establish criteria for operators to use in identifying and inspecting pipelines located in

HCAs, defined as those areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density. In 1996, Congress enacted the Accountable Pipeline Safety and Partnership Act of 1996, or the APSA, which limited the operator identification requirement to operators of pipelines that cross a waterway where a substantial likelihood of commercial navigation exists, required that certain areas where a pipeline rupture would likely cause permanent or long-term environmental damage be considered in determining whether an area is unusually sensitive to environmental damage, and mandated that regulations be issued for the qualification and testing of certain pipeline personnel. In the PIPES Act, Congress required mandatory inspections for certain U.S. crude oil and natural gas transmission pipelines in HCAs and mandated that regulations be issued for low-stress hazardous liquid pipelines and pipeline control room management.

The PHMSA has developed regulations that require pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in HCAs. The regulations require operators, including us, to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a HCA;

•	improve data collection, integration and analysis;

•	repair and remediate pipelines as necessary; and

•	implement preventive and mitigating actions.

The 2011 Pipeline Safety Act, reauthorizes funding for federal pipeline safety programs, increases penalties for safety violations, establishes additional safety requirements for newly constructed pipelines, and requires studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines. The 2011 Pipeline Safety Act, among other things, increases the maximum civil penalty for pipeline safety violations and directs the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. Effective October 25, 2013 PHMSA adopted new rules increasing the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 to $200,000 per violation per day, with a maximum of $2,000,000 for a series of violations. In addition, PHMSA has published advanced notice of proposed rulemakings to solicit comments on the need for changes to its natural gas and liquid pipeline safety regulations, including whether to extend the integrity management requirements to gathering lines. The PHMSA also recently issued an advisory bulletin providing guidance on verification of records related to pipeline maximum allowable operating pressure and maximum operating pressure. The advisory bulletin advised pipeline operators of anticipated changes in annual reporting requirements and explained that to the extent pipeline operators are relying on design, construction, inspection, testing, or other data to determine the pressures at which their pipelines should operate, the records of that data must be traceable, verifiable and complete. Locating such records and, in the absence of any such records, verifying maximum pressures through physical testing (including hydrotesting) or modifying or replacing facilities to meet the demands of such pressures, could significantly increase our costs on a going forward basis.

The National Transportation Safety Board has recommended that the PHMSA make a number of changes to its rules, including removing an exemption from most safety inspections for natural gas pipelines installed before 1970. While we cannot predict the outcome of legislative or regulatory initiatives, such legislative and regulatory changes could have a material effect on our operations, particularly by extending through more stringent and comprehensive safety regulations (such as integrity management requirements) to pipelines and gathering lines not previously subject to such requirements. While we expect any legislative or regulatory changes to allow us time to become compliant with new requirements, costs associated with compliance may have a material effect on our operations. There can be no assurance as to the amount or timing of future expenditures for pipeline integrity regulation, and actual future expenditures may be different from the amounts we currently anticipate. Regulations, changes to regulations or an increase in public expectations for pipeline safety may require additional reporting, the replacement of some of our pipeline segments, the addition of monitoring equipment and more frequent inspection or testing of our pipeline facilities. Any repair, remediation, preventative or mitigating actions may require significant capital and operating expenditures.

States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. States may adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines; however, states vary considerably in their authority and capacity to address pipeline safety. State standards may include requirements for facility design and management in addition to requirements for pipelines. We do not anticipate any significant difficulty in complying with applicable state laws and regulations. Our natural gas pipelines and NGL pipeline will have continuous inspection and compliance programs designed to keep the facilities in compliance with pipeline safety and pollution control requirements.

We expect to incorporate all existing requirements into our programs by the required regulatory deadlines, and will continually incorporate the new requirements into procedures and budgets. We expect to incur increasing regulatory compliance costs, based on the intensification of the regulatory environment and upcoming changes to regulations as outlined above. In addition to regulatory changes, costs may be incurred when there is an accidental release of a commodity transported by our system, or a regulatory inspection identifies a deficiency in our required programs.

Regulation of Environmental and Occupational Safety and Health Matters

General

Our natural gas gathering and compression activities will be subject to stringent and complex federal, state and local laws and regulations relating to the protection of the environment. As an owner or operator of these facilities, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	requiring the installation of pollution-control equipment, imposing emission or discharge limits or otherwise restricting the way we operate resulting in additional costs to our operations;

•	limiting or prohibiting construction activities in areas, such as air quality nonattainment areas, wetlands, coastal regions or areas inhabited by endangered or threatened species;

•	delaying system modification or upgrades during review of permit applications and revisions;

•	requiring investigatory and remedial actions to mitigate discharges, releases or pollution conditions associated with our operations or attributable to former operations; and

•	enjoining the operations of facilities deemed to be in non-compliance with permits issued pursuant to or regulatory requirements imposed by such environmental laws and regulations.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties and natural resource damages. Certain environmental statutes impose strict joint and several liability for costs required to clean up and restore sites where hazardous substances, hydrocarbons or solid wastes have been disposed or otherwise released. Moreover, neighboring landowners and other third parties may file common law claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or solid waste into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment and thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation and actual future expenditures may be different from the amounts we currently anticipate. As with the midstream industry in general, complying with current and anticipated environmental laws and regulations can increase our capital costs to construct, maintain and operate equipment and facilities. While we expect these laws and regulations will affect our maintenance capital expenditures and net income, we do not believe they will have a material adverse effect on our business, financial position or results of operations or cash flows, nor do we believe that they will affect our competitive position since the operations of our competitors are generally similarly affected. In addition, we believe that the various activities in which we will be engaged that are subject to environmental laws and regulations are not expected to materially interrupt or diminish our operational ability to gather natural gas. We cannot assure you, however, that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations, or the development or discovery of new facts or conditions will not cause us to incur significant costs. Below is a discussion of the material environmental laws and regulations that relate to our business.

Hydraulic Fracturing Activities

Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand and chemicals under pressure through a cased and cemented wellbore into targeted subsurface formations to fracture the surrounding rock and stimulate production. Memorial Resource regularly uses hydraulic fracturing as part of its operations as does most of the domestic oil and natural gas industry. Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but federal agencies have asserted federal regulatory authority over the process, as well. For example, the EPA has issued an Advanced Notice of Proposed Rulemaking seeking public comment on its intent to develop and issue regulations under the Toxic Substances Control Act regarding the disclosure of information related to the chemicals used in hydraulic fracturing; announced its intent to develop effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities and published final rules under the federal Clean Air Act that require companies to employ “green completion” technology to address emissions of volatile organic compounds. Also, the U.S. Department of the Interior published a revised proposed rule on May 24, 2013 that would implement updated requirements for hydraulic fracturing activities on federal lands, including new requirements relating to public disclosure, well bore integrity and handling of flowback water.

In addition, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing activities. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. If new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where Memorial Resource operates, Memorial Resource could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells. Any such added costs or delays for Memorial Resource, could significantly affect our operations.

Certain governmental reviews also have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a first progress report outlining work currently underway by the agency released on December 21, 2012 and a final report drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available for public comment and peer review this year. Other governmental agencies, including the U.S.

Department of Energy have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms.

Hazardous Waste

Our operations will generate solid wastes, including some hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws, which impose requirements for the handling, storage, treatment and disposal of hazardous waste. RCRA currently exempts many natural gas gathering and field processing wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes intrinsically associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas exploration and production wastes may still be regulated under state solid waste laws and regulations, and it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous waste in the future.

Site Remediation

The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations, such as landfills. We expect that, in the course of our ordinary operations, our operations will generate wastes that may be designated as hazardous substances. CERCLA authorizes the EPA, states, and, in some cases, third parties to take actions in response to releases or threatened releases of hazardous substances into the environment and to seek to recover from the classes of responsible persons the costs they incur to address the release. Under CERCLA, we could be subject to strict joint and several liability for the costs of cleaning up and restoring sites where hazardous substances have been released into the environment and for damages to natural resources.

We will own or lease properties that have been used for the gathering and compression of natural gas. Although we expect to use operating and disposal practices that are standard in the industry, petroleum hydrocarbons or wastes may be disposed of or released on or under the properties owned or leased by us or on or under other locations where such substances have been taken for disposal. Such petroleum hydrocarbons or wastes may migrate to property adjacent to our owned and leased sites or the disposal sites. In addition, some of the properties may be operated by third parties or by previous owners whose treatment and disposal or release of petroleum hydrocarbons or wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed wastes, including waste disposed of by prior owners or operators; remediate contaminated property, including groundwater contamination, whether from prior owners or operators or other historic activities or spills; or perform remedial operations to prevent future contamination. We are not currently a potentially responsible party in any federal or state site remediation and there are no current, pending or anticipated response or remedial activities at or implicating our business and the business of our customers.

Air Emissions

The federal Clean Air Act, and comparable state laws, regulate emissions of air pollutants from various industrial sources, including natural gas processing plants and compressor stations, and also impose various emission limits, operational limits and monitoring, reporting and record keeping requirements on air emission sources. Failure to comply with these requirements could result in monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. Such laws and regulations require pre-

construction permits for the construction or modification of certain projects or facilities with the potential to emit air emissions above certain thresholds. These pre-construction permits generally require use of best available control technology, or BACT, to limit air emissions. We expect that several EPA new source performance standards, or NSPS, and national emission standards for hazardous air pollutants, or NESHAP, will also apply to our facilities and operations. These NSPS and NESHAP standards impose emission limits and operational limits as well as detailed testing, recordkeeping and reporting requirements on the “affected facilities” covered by these regulations. We may incur capital expenditures in the future for air pollution control equipment in connection with complying with existing and recently proposed rules, or with obtaining or maintaining operating permits and complying with federal, state and local regulations related to air emissions. However, we do not believe that such requirements will have a material adverse effect on our operations.

Water Discharges

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States, including wetlands. The discharge of pollutants into jurisdictional waters is prohibited, except in accordance with the terms of a permit issued by the EPA, U.S. Army Corps of Engineers if wetlands will be impacted, or a delegated state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Any unpermitted release of petroleum or other pollutants from our operations could result in government penalties and civil liability.

Occupational Safety and Health Act

We will also subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

Endangered Species

The Endangered Species Act, or ESA, and analogous state laws restrict activities that may affect endangered or threatened species or their habitats. Some of our pipelines may be located in areas that are or may be designated as habitats for endangered or threatened species, and previously unprotected species may later be designated as threatened or endangered in areas where underlying property operations are conducted. Future construction and expansion activities could also be impacted by the presence of endangered or threatened species. This could cause us to incur increased costs arising from species protection measures, delay the completion of projects, or result in limitations on our operating activities that could have an adverse impact on our results of operations.

Climate Change

In December 2009, the EPA determined that emissions of greenhouse gases, or GHGs, present an endangerment to public health and the environment because emissions of such gases are contributing to the warming of the Earth’s atmosphere and other climatic changes. Based on these findings, EPA has adopted regulations under existing provisions of the federal Clean Air Act, that require certain large stationary sources to obtain Prevention of Significant Deterioration, or PSD, pre-construction permits and Title V operating permits for GHG emissions. Under these regulations, facilities required to obtain PSD permits must meet BACT standards for their GHG emissions. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain onshore oil and natural gas processing and fractionating facilities. Requiring reductions in greenhouse gas emissions could result in increased costs to operate and maintain our facilities. Additionally, while Congress has from time to time considered legislation to reduce emissions of GHGs, the prospect for adoption of significant legislation at the federal level to reduce GHG emissions is perceived to be low at this time. Nevertheless, the Obama administration has announced it intends to adopt additional regulations to reduce emissions of GHGs and to encourage greater use of low carbon technologies. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations that limit emissions of GHGs could adversely affect demand for the oil and natural gas that exploration and production operators produce, including our current or future customers, which could thereby reduce demand for our midstream services. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events; if any such effects were to occur, it is uncertain if they would have an adverse effect on our financial condition and operations.

Employees

We do not have any employees. The officers of our general partner, who are also officers of PennTex Development, will manage our operations and activities. As of June 30, 2014, PennTex Development employed approximately 16 people who will provide direct, full-time support to our operations. All of the employees required to conduct and support our operations will be employed by PennTex Development, and PennTex Development considers its relations with its employees to be satisfactory.

Legal Proceedings

Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. However, we are not currently subject to any material litigation.

We maintain insurance policies with insurers in amounts and with coverage and deductibles that we, with the advice of our insurance advisors and brokers, believe are reasonable and prudent. We cannot, however, assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

MANAGEMENT

Management of PennTex Midstream Partners, LP

We are managed and operated by the board of directors and executive officers of PennTex GP, our general partner. PennTex GP is controlled by PennTex Development. All of our officers and certain of our directors are also officers and directors of PennTex Development. Neither our general partner nor its board of directors will be elected by our unitholders. PennTex Development is the sole member of our general partner and will have the right to appoint our general partner’s entire board of directors. Our unitholders will not be entitled to directly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner’s board of directors will have             members. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the year following this offering. PennTex Development have the right to appoint all of our independent directors and will appoint at least one member of the audit committee to the board of directors of our general partner by the date our common units first trade on the NYSE.

In evaluating director candidates, PennTex Development will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of PennTex Development. The amount of time that our executive officers will devote to our business and the business of PennTex Development will vary in any given year based on a variety of factors. Our executive officers intend, however, to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Following the consummation of this offering, PennTex Development shall provide customary management and general administrative services to us pursuant to an omnibus agreement. Our general partner will reimburse PennTex Development at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Neither our general partner nor PennTex Development will receive any management fee or other compensation. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Executive Officers and Directors of Our General Partner

The following table shows information for our executive officers and directors. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Certain of our directors and all of our executive officers also serve as officers and directors of PennTex Development.

Name	Age	Position With Our General Partner
Thomas F. Karam	56	Chairman and Chief Executive Officer
Robert O. Bond	55	Chief Operating Officer
Steven R. Jones	42	Chief Financial Officer
Michael J. Moran	48	Senior Vice President, Chief Commercial Officer
L. Thomas Stone	55	Senior Vice President, Chief Operations and Engineering Officer
Stephen M. Moore	54	Vice President, General Counsel and Secretary
Kenneth E. Hertel	48	Vice President, Controller
Chris E. Staffel	32	Vice President, Administration

Thomas F. Karam is the Chairman of the board of directors and Chief Executive Officer of our general partner, having served in that capacity since August 2014. Mr. Karam has served as Chief Executive Officer of PennTex Development since its inception in January 2014. Mr. Karam has spent more than 25 years in the industry as a senior executive of midstream organizations. Prior to PennTex Development, from 2009 to 2012, Mr. Karam acted as Chief Executive Officer of Delphi Midstream Partners, LLC and Laser Northeast Gathering Company LLC, a company focused on midstream operations that he founded in 2009 and sold to Williams Partners L.P. in 2012. Mr. Karam also founded Stonegate Renewable Energy, LLC, which developed a large greenfield Landfill Gas to Energy plant in Schuylkill County, Pennsylvania, and was acquired by UGI Corp. From 1999 to 2006, Mr. Karam served as President, Chief Operating Officer and Director of Southern Union Company, an NYSE-listed company. Mr. Karam has also served as President and Chief Executive Officer of Pennsylvania Enterprises, Inc., an NYSE-listed company engaged in the distribution of natural gas, from 1995 to 1999, and as an investment banker with Thomson McKinnon and Legg Mason. Mr. Karam received his B.S. degree from the University of Scranton.

Robert O. Bond is the Chief Operating Officer of our general partner, having served in that capacity since August 2014. Mr. Bond has served as Chief Operating Officer of PennTex Development since its inception in January 2014. Mr. Bond has over 30 years of domestic and international experience in natural gas sales, supply, marketing transportation, pricing and business development leadership. Prior to PennTex Development, from 2005 to 2012, Mr. Bond served as Senior Vice President of Pipeline Operations for Southern Union Company. From 2005 to 2012, Mr. Bond served as President and Chief Operating Officer of Panhandle Energy and Cross Country Energy. Mr. Bond also served as Director of Business Development for Sonat Marketing Company from 1998 to 2000, and as Managing Director for El Paso Energy and Tenneco Energy from 1984 to 1998. Mr. Bond began his career at Clajon Gas Company in 1981. Mr. Bond received his B.S. in Economics in 1981 from Texas A&M University.

Steven R. Jones is the Chief Financial Officer of our general partner, having served in that capacity since August 2014. Mr. Jones has served as Chief Financial Officer of PennTex Development since March 2014. For more than seventeen years Mr. Jones has served as an investment banker and corporate development executive, primarily focused on the midstream and downstream energy sectors. Prior to PennTex Development, from March 2008 to March 2014, Mr. Jones served as Managing Director of Investment Banking with a focus on midstream and downstream sectors with Tudor, Pickering, Holt & Co. From June 2004 to March 2008, Mr. Jones served as Vice President of Investment Banking for Lehman Brothers, Inc., as part of the Global Natural Resources Investment Banking Team. Mr. Jones has also served as Director of Corporate Development for El Paso Corporation from June 2000 to June 2004. Mr. Jones received his B.S. in Economics degree from Tulane University.

Michael J. Moran is the Senior Vice President, Chief Commercial Officer of our general partner, having served in that capacity since August 2014. Mr. Moran has served as Vice President, Chief Commercial Officer of PennTex Development since its inception in January 2014. Mr. Moran has more than 22 years of experience managing commercial activity relating to energy assets, including intrastate and interstate natural gas pipelines, storage facilities and LNG facilities. Prior to PennTex Development, from 2003 to 2013, Mr. Moran worked at Panhandle Energy, a unit of Southern Union Company, and Energy Transfer Partners in various commercial roles of increasing responsibility for Panhandle Eastern Pipe Line Company, LP, Trunkline Gas Company, LLC, Trunkline LNG Company, LLC, Sea Robin Pipeline Company, LLC and Southwest Gas Corporation, last serving as Senior Vice President and Chief Commercial Officer. Mr. Moran has also held commercial positions at Shell Gas Trading, El Paso Energy and Tenneco. Mr. Moran received his B.S. and MBA degrees from Texas A&M University.

L. Thomas Stone is the Senior Vice President, Chief Operations and Engineering Officer of our general partner, having served in that capacity since August 2014. Mr. Stone has served as Senior Vice President, Chief Operations and Engineering Officer of PennTex Development since its inception in January 2014. Prior to PennTex Development, from June 2013 to January 2014, Mr. Stone served as President of S.E.C. Energy Products and Services. From 2011 to 2014, Mr. Stone served as Senior Vice President and Chief Operations and Maintenance Officer for Energy Transfer Partners. Mr. Stone has also served as Senior Vice President and Chief Operations and Maintenance Officer of Panhandle Energy, a unit of Southern Union Company. Companies he oversaw included Panhandle Eastern Pipe Line, Trunkline Gas Company, Trunkline LNG Company, Sea Robin Pipeline Company, Florida Gas Transmission Company, Southwest Gas Storage, Tiger Pipeline, Fayetteville Express Pipeline and various midstream and gathering assets. Mr. Stone received his B.S. degree in Civil Engineering from Tennessee Tech University in 1981. He is a licensed professional engineer in Texas.

Stephen M. Moore is the Vice President, General Counsel and Secretary of our general partner, having served in that capacity since August 2014. Mr. Moore has served as Vice President, General Counsel and Secretary of PennTex Development since April 2014. Mr. Moore has more than two decades experience counseling in-house clients in commercial transactions, interstate natural gas transportation, financial services and capital markets, M&A and statutory/regulatory compliance. Prior to PennTex Development, from March 2012 to April 2014, Mr. Moore was Associate General Counsel of Energy Transfer Partners, LP. From May 2012 to April 2014, Mr. Moore served as General Counsel of Citrus Corp. and its subsidiary, Florida Gas Transmission Company. Mr. Moore has also held senior legal positions in the law departments of companies including Southern Union Company from June 2009 to March 2012, and General Electric Capital Corporation from April 1997 to April 2004. Mr. Moore received his Bachelor of Arts and Juris Doctor degrees from Georgetown University.

Kenneth E. Hertel is the Vice President, Controller of our general partner, having served in that capacity since August 2014. Mr. Hertel has served as Vice President, Controller of PennTex Development since joining in March 2014. Mr. Hertel has 25 years of industry experience working with interstate and intrastate natural gas pipelines, gas gathering and processing plants, gas storage facilities and platforms in traditional corporations and master limited partnerships. Prior to PennTex Development, Mr. Hertel spent time from 2012 to 2014 and 2004 to 2006 as a consultant to various companies in the energy industry. From 2008 to 2010 and 1989 to 2004, Mr. Hertel served in a variety of roles at El Paso Corporation, most recently as Vice President of Corporate Planning. He also served in various roles of increasing responsibility including: Director of Financial Accounting, Gas Accounting, and Strategic Planning in multiple divisions of El Paso Corporation including supporting El Paso’s master limited partnership, GulfTerra Energy Partners, LP. Mr. Hertel also served as Vice President of Finance for Centerpoint Energy’s Interstate Pipeline and Midstream Divisions from 2006 to 2008. Mr. Hertel received his BBA degree in accounting from the University of Texas at El Paso.

Chris E. Staffel is the Vice President, Administration of our general partner, having served in that capacity since August 2014. Ms. Staffel has served as Vice President, Administration of PennTex Development since its inception in January 2014. Prior to PennTex Development, from 2012 to 2014, Ms. Staffel managed public affairs and strategic outreach for Williams Companies, Northeast Region. From 2010 to 2012, Ms. Staffel served as Director of Communications and Administration at Delphi Midstream Partners. Ms. Staffel has also held senior human resource positions with Laser Northeast Gathering Company. Ms. Staffel received her MFA degree from the University of Central Florida and a BM degree from Wheaton College.

Committees of the Board of Directors

We expect that the board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and employees.

Audit Committee

Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. Our general partner initially may rely on the phase-in rules of the NYSE and the SEC with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. Our board of directors believes                          satisfies the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE.

Conflicts Committee

At least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

EXECUTIVE COMPENSATION

We and our general partner were formed by PennTex Development in August 2014. PennTex Development was formed in January 2014 and began constructing our assets in March 2014. Accordingly, neither we nor our general partner nor PennTex Development, with respect to our business or otherwise, paid or accrued any obligations with respect to compensation for directors or officers for the 2013 fiscal year or for any prior period. As a result, we have no historical compensation information to present. We currently do not have a compensation committee.

We do not directly employ any of the persons responsible for managing our business. Our general partner, under the direction of its board of directors is responsible for managing our operations and for obtaining the services of the employees that operate our business. Our general partner’s executive officers will be employed and compensated by PennTex Development or one of its other affiliates. Prior to the completion of this offering, we and our general partner will enter into an omnibus agreement with PennTex Development and its affiliates pursuant to which, among other matters, our general partner will reimburse PennTex Development and its affiliates for an allocated portion of the costs that they incur in providing compensation and benefits to their employees who provide services to our general partner, including executive officers. For additional information, please refer to the discussion below under the heading “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.” Pursuant to the applicable provisions of our partnership agreement, we will reimburse our general partner for the costs it incurs in relation to the PennTex Development employees, including executive officers, who provide services to operate our business.

Our general partner’s executive officers will have responsibilities to both us and PennTex Development, and we expect that our general partner’s executive officers will allocate their time between managing our business and managing the business of PennTex Development. Except with respect to any awards that may be granted under the 2014 Long-Term Incentive Plan, or the LTIP, our general partner’s executive officers will not receive any separate amounts of compensation for their services to us and all compensation decisions for our general partner’s executive officers will be made by PennTex Development, without input from our general partner’s board of directors or any committees thereof. Any awards granted to our general’s partner’s executive officers under the LTIP will be determined and granted by our general partner’s board of directors or one of its applicable committees. For additional information, please refer to the discussion below under the heading “—Our Long-Term Incentive Plan.”

Compensation of our Directors

In connection with this offering, our general partner intends to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us, our general partner or PennTex Development or its affiliates may receive a combination of cash and equity-based awards under the LTIP as compensation for their services on our general partner’s board of directors. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers, employees or paid consultants or advisors of us or our general partner or PennTex Development or its affiliates who also serve as directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the LTIP for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue executive officers and other service providers long-term equity-based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The plan will be administered by our general partner’s board of directors or any committee thereof that may be established for such purpose or to which the board or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under the LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under the LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to              common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations, or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service, upon the achievement of specified financial objectives or other criteria, upon a change of control (as defined in the LTIP), or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units, or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, granted to grantees in anticipation of the grantee becoming a partner, or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of another unit-based award may be based on a participant’s continued service, the achievement of performance criteria, or other measures. On vesting or on a deferred basis upon specified future dates or events, another unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by us or our general partner, common units acquired by our general partner directly from us or any other person, or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment, or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the plan administrator under the terms of the relevant award agreement.

Amendment or Termination of LTIP

The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

Awards to Be Granted Under the LTIP Upon Consummation of this Offering

In connection with this offering, we expect that our general partner will make grants of phantom units to certain of our general partner’s executive officers and other key employees. These awards will be in amounts and subject to such terms and conditions, including vesting restrictions, which have not yet been determined.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of PennTex Midstream Partners, LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director and named executive officer; and

•	all of our directors and executive officers as a group.

The percentage of total units to be beneficially owned after this offering is based on common units outstanding. The table assumes that the underwriters’ option to purchase additional common units is not exercised. The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through direct sales or the directed unit program described under “Underwriting.” Unless otherwise noted, the address for each beneficial owner listed below is 11931 Wickchester Ln., Suite 300, Houston, Texas 77043.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned		Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned		Percentage of Common and Subordinated Units Beneficially Owned
PennTex Midstream Partners, LLC(1)			%			%		%
MRD WHR LA Midstream LLC(2)
Thomas F. Karam				—	—
Robert O. Bond				—	—
Steven R. Jones				—	—
Michael J. Moran				—	—
L. Thomas Stone				—	—
Stephen M. Moore				—	—
Kenneth E. Hertel				—	—
Chris E. Staffel				—	—
All directors and executive officers as a group ( persons)				—	—

(1)	The board of managers of PennTex Development has voting and dispositive power over the common units and subordinated units owned by PennTex Development. The board of managers of PennTex Development consists of Thomas F. Karam (our Chief Executive Officer and Chairman of the board of directors of our general partner), Robert O. Bond (our Chief Operating Officer), Steven R. Jones (our Chief Financial Officer), Tony R. Weber, Tomas Ackerman, David W. Hayes and Christopher G. Carter. None of such persons individually has voting and dispositive power over these units, and each such person expressly disclaims beneficial ownership over these units, except to the extent of any pecuniary interest therein. NGP X US Holdings, L.P., or NGP X, owns a 95.3% membership interest in PennTex Development, and Messrs. Karam, Bond and Jones, Michael J. Moran, L. Thomas Stone, Chris Staffel and Scott McAtee collectively own the remaining 4.7% membership interest in PennTex Development. As a result, NGP X and such individuals may be deemed to share voting and dispositive power over the reported units; thus, each may also be deemed to be the beneficial owner of these units. Each of NGP X, Messrs. Karam, Bond, Stone, Moran and McAtee and Mme. Staffel disclaims beneficial ownership of the reported units in excess of such entity or individual’s respective pecuniary interest in the units.
(2)	The board of managers of MRD WHR LA has voting and dispositive power over the common units and subordinated units owned by MRD WHR LA. The board of managers of MRD WHR LA consists of William J. Scarff, Kyle N. Roane, Andrew J. Cozby, Anthony Bahr and Jay Graham. None of such persons individually has voting and dispositive power over these units, and each such person expressly disclaims beneficial ownership over these units, except to the extent of any pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering and the consummation of the formation transactions, assuming that the underwriters do not exercise their option to purchase additional common units, (i) PennTex Development will own              common units and              subordinated units, representing an approximately     % limited partner interest in us, and (ii) MRD WHR LA will own              common units and              subordinated units, representing an approximately     % limited partner interest in us. PennTex Development will own and control (and appoint all the directors of) our general partner, which will own a non-economic general partner interest in us and 92.5% of our incentive distribution rights MRD WHR LA will own the remaining 7.5% of our incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates and MRD WHR LA

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation.

Formation Stage

Our general partner and its affiliates will receive the following prior to or in connection with this offering	•	common units;

•	subordinated units;

•	92.5% of our incentive distribution rights;

•	non-economic general partner interest; and

•	a $ million cash payment from the proceeds of the offering.

MRD WHR LA will receive the following prior to or in connection with this offering	•	common units;

•	subordinated units; and

•	7.5% of our incentive distribution rights.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates and MRD WHR LA	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner and MRD WHR LA, as the holders of our incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and

its affiliates (including PennTex Development) would receive an annual distribution of approximately $         million on their units and MRD WHR LA would receive an annual distribution of approximately $         million on its units.

Payments to our general partner and its affiliates	PennTex Development will provide customary management and general administrative services to us. Our general partner will reimburse PennTex Development at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf, including payments made to PennTex Development for customary management and general administrative services. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with our general partner, PennTex JV and their respective affiliates, as described in more detail below.

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with PennTex Development and certain of its subsidiaries. Our contribution agreement will effect the formation transactions described under “Summary—Our Formation Transactions,” including the contribution of all of our initial assets and related commercial agreements to us, and will address the indemnification obligations associated with our initial assets.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with our general partner, our parent and PennTex JV that will address the following matters:

•

our obligation to pay our parent an administrative fee, initially in the amount of $2.0 million per year, for the provision by our parent and its affiliates of centralized corporate services (which fee is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

•

our right of first offer with respect to any midstream assets currently owned, acquired or developed by PennTex JV in the future within the Area of Mutual Interest (including the Mt. Olive Plant) that PennTex JV elects to divest;

•	our right of first offer with respect to our parents’s equity interest in PennTex Permian to the extent that our parent elects to divest of such equity interest; and

•	a license to use the “PennTex” trademark and name.

Payment of Administrative Fee.    We will pay our parent an annual administrative fee, initially in the amount of $2.0 million per year (prorated for the first month of services), payable in equal monthly installments, for the provision of various centralized corporate services for our benefit, including executive management services of our parent’s employees who devote less than 50% of their time to our business, financial and administrative services (including treasury and accounting), information technology services, legal services, health, safety and environmental services, human resources services, business development services, investor relations and government relations, tax matters and insurance administration. This fee and reimbursement will be in addition to reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement.

Rights of First Offer.    Under the omnibus agreement, if PennTex JV decides to sell, transfer or otherwise dispose of its interest in any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest (other than (i) to an affiliate who agrees to be bound by the right of first offer or (ii) in connection with the foreclosure on such asset by any lenders under any credit arrangements of PennTex JV), PennTex JV will provide us with the opportunity to make the first offer to it. Our decision to make any offer will require the approval of the conflicts committee of the board of directors of our general partner. This right of first offer will terminate upon the termination of the AMI and Exclusivity Agreement.

In addition, if our parent decides to sell, transfer or otherwise dispose of all or a portion of its equity interest in PennTex Permian (other than (i) to an affiliate who agrees to be bound by the right of first offer or (ii) in connection with the foreclosure on such asset by any lenders under any credit arrangements of our parent), our parent will provide us with the opportunity to make the first offer to it. In any case, our decision to make any offer will require the approval of the conflicts committee of the board of directors of our general partner. This right of first offer will terminate if our parent ceases to control our general partner.

The consummation and timing of any acquisition by us of the assets covered by our rights of first offer will depend on, among other things, the decision by PennTex JV or our parent, as applicable, to sell an asset covered by our rights of first offer, our ability to reach an agreement with PennTex JV or our parent, as applicable, on price and other terms and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our rights of first offer, and neither PennTex JV nor our parent is under any obligation to accept any offer that we may choose to make.

Name and Trademark.    Under the omnibus agreement, our parent will grant us a license to use the “PennTex” trademark and names. We will agree to use commercially reasonable efforts to cooperate with our parent and its affiliates, in the defense and conservation of the names and trademarks which our parent will grant us permission to use under the omnibus agreement, and we will agree to use such names and trademarks in accordance with such quality standards established by our parent and communicated to us from time to time. We will also agree to use best efforts to act and operate in a manner consistent with good business ethics, and in a manner that will not reflect poorly on the goodwill and reputation of our parent and us.

Our parent will agree to use commercially reasonable efforts to cooperate with us in the defense and conservation of the names and trademarks which our parent will grant us a license to use under the omnibus agreement and agrees to cooperate with us in maintaining the trademarks in due force and duly registered. Our parent will also agree to defend, indemnify, and hold us harmless from and against any losses suffered or incurred by us arising from (i) claims or causes of action brought by any third party alleging that our use of the names and trademarks which use is granted to us violates any law, statute or rule, or infringes, dilutes, misappropriates or otherwise violates the intellectual property rights of such third-party, and (ii) invalidity or unenforceability of any right with respect to the names and trademarks which use is granted to us.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of our chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by the conflicts committee.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, officers, affiliates (including PennTex Development) and owners, on the one hand, and us and our limited partners, on the other hand. Conflicts may arise as a result of the duties of our general partner and its directors and officers to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. We are managed and operated by the board of directors and officers of our general partner, PennTex GP, which is owned by PennTex Development. All of our initial officers and certain of our initial directors are also officers or directors of PennTex Development. Although our general partner has a contractual duty to manage us in a manner that it believes is not adverse to our interests, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to PennTex Development. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner or its owners and affiliates (including PennTex Development), on the one hand, and us or our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolution or course of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” if our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) subjectively believed such determination, other action or failure to act was in the best interests of the partnership. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors. Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

Therefore, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make the distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus.”

In addition, our general partner may use an amount, initially equal to $ million, which would not otherwise constitute operating surplus, to pay distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

The directors and officers of PennTex Development have a fiduciary duty to make decisions in the best interests of the owners of PennTex Development, which may be contrary to our interests.

The officers and certain directors of our general partner who are also officers and directors of PennTex Development have fiduciary duties to PennTex Development that may cause them to pursue business strategies that disproportionately benefit PennTex Development or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership, and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates (including PennTex Development), on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “Our Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates (including PennTex Development) own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “Our Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than guaranteeing debt of its affiliates and those activities incidental to its ownership of interests in us.

However affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, and PennTex Development or its affiliates may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it subjectively believed its actions or omissions were in the best interests of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or holders of a majority of our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. Unitholders are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of unitholders in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

             will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our common unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in August 2014, and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning, operating, acquiring and developing midstream energy infrastructure assets, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

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during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	No approval right. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Any holder of our incentive distribution rights (including our general partner) may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in Louisiana and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

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enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, excluding common units purchased by officers, directors and director nominees of our general partner under our directed unit program, our general partner and its affiliates will own approximately     % of the outstanding common units and     % of the outstanding subordinated units (or     % of the outstanding common and     % of the outstanding subordinated units if the underwriters exercise in full their option to purchase additional common units from our parent).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days’ written notice to our unitholders.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own approximately     % of our outstanding limited partner units, including     % of our subordinated units.

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, PennTex Development and its affiliates may sell or transfer all or part of its membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, any holders of our incentive distribution rights (including our general partner) may sell or transfer their incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove PennTex GP as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates or any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units.”

Redemption of Ineligible Holders

In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by FERC or analogous regulatory body, the general partner at any time can request a transferee or a unitholder to certify or re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•

that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

Furthermore, in order to avoid a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest as the result of any federal, state or local law or regulation concerning the nationality, citizenship or other related status of any unitholder, our general partner may at any time request unitholders to certify as to, or provide other information with respect to, their nationality, citizenship or other related status.

The certifications as to taxpayer status and nationality, citizenship or other related status can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish the certification or other requested information with 30 days or if our general partner determines, with the advice of counsel, upon review of such certification or other information that a unitholder does not meet the status set forth in the certification, we will have the right to redeem all of the units held by such unitholder at a price equal to the average daily closing prices of the common units for the 20 consecutive trading days prior to the date fixed for redemption.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•

any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Any expenses incurred by an indemnified person in connection with any indemnification will be advanced by us.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits except for the annual $2.0 million administrative fee we will pay our general partner pursuant to the omnibus agreement for the provision of certain partnership overhead expenses. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, PennTex Development will hold an aggregate of              common units and              subordinated units and MRD WHR LA will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering by the directors, director nominees or executive officers of our general partner pursuant to direct sales or the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to the closing of this offering. Please read “Underwriting.” Additionally, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common units acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the common units outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months, would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least one year, would be entitled to sell those common units under Rule 144 without regard to the other provisions.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, our general partner, our officers and directors, and PennTex Development and MRD WHR LA have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to PennTex Midstream Partners, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”) and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than                 % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	we will be classified as a partnership for federal income tax purposes; and

•	each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation;

•

for each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for units in that corporation, and then distributed that units to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of PennTex Midstream Partners, LP will be treated as partners of PennTex Midstream Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of PennTex Midstream Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in PennTex Midstream Partners, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in PennTex Midstream Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending                     ,             , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s units is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at-risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at-risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders’ share of nonrecourse debt.

Specified items of our income, gain, loss and deduction will be allocated to account for (1) any difference between the tax basis and fair market value of our assets at the time of this offering and (2) any difference between the tax basis and fair market value of any property contributed to us by PennTex Development and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (1) this offering will be borne by PennTex Development, MRD WHR LA and their affiliates, and (2) any other offering will be borne by PennTex Development, MRD WHR LA and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate units, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Immediately after this initial public offering, PennTex Development and MRD WHR LA will, between them, own     % of the total interests in our capital and profits. Therefore, a transfer by PennTex Development and MRD WHR LA of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (1) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

To the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property and do business in Louisiana, which imposes an income tax on individuals, corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirements, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read

“—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in us.

INVESTMENT IN PENNTEX MIDSTREAM PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Internal Revenue Code or Similar Laws. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1) (C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

•

whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (please read the discussion under “—Prohibited Transaction Issues” below);

•

whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (please read the discussion under “—Plan Asset Issues” below); and

•

whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common units is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan or IRA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans and certain IRAs that are not considered part of an employee benefit plan from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan or IRA, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(1)	the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the applicable Department of Labor regulations) and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(2)	the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3)	there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an employee benefit plan, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates and certain other persons, is held by the employee benefit plans and IRAs referred to above.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above and may also satisfy the requirements in (3) above (although we do not monitor the level of investment by benefit plan investors as required for compliance with (3)).

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Internal Revenue Code and Similar Laws in light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc., RBC Capital Markets, LLC and Tudor, Pickering, Holt & Co. Securities, Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.
Barclays Capital Inc.
RBC Capital Markets, LLC
Tudor, Pickering, Holt & Co. Securities, Inc.

Total

We will pay an aggregate structuring fee of $         million to Citigroup Global Markets Inc. and Barclays Capital Inc. for the evaluation, analysis and structuring of our partnership.

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, our parent granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, our officers and directors, and PennTex Development and MRD WHR LA have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

The underwriters have reserved for sale, at the initial public offering price, up to     % of the common units being offered by this prospectus for sale to employees, executive officers, directors and director nominees of our general partner and certain of its affiliates who have expressed an interest in purchasing common units in the offering. The number of common units available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units. Any common units sold in the directed unit program to directors, director nominees and executive officers will be subject to the 180-day lock-up agreements described above.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to have our common units listed on the NYSE under the symbol “PTXP.”

The following tables show the underwriting discounts and commissions that we and PennTex Development are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Us
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

Paid by PennTex Development
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $         (excluding underwriting discounts and commissions and the structuring fee).

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common units in the open market or must exercise their option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, we expect affiliates of certain of the underwriters will be lenders under our revolving credit facility we will enter into in connection with the closing of this offering. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common units have been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common units for resale in Australia within 12 months of such common units being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common units described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common units shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe for the common units, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the common units have not authorized and do not authorize the making of any offer of common units through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common units as contemplated in this prospectus. Accordingly, no purchaser of the common units, other than the underwriters, is authorized to make any further offer of the common units on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the common units described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common units have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common units has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common units to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common units may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The common units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The common units offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The common units have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

common units, debentures and units of common units and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common units pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such common units, debentures and units of common units and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the common units will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the common units may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the common units with a view to distribution.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The balance sheet of PennTex Midstream Partners, LP at August 27, 2014, appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of PennTex North Louisiana, LLC at June 30, 2014 and for the period from March 17, 2014 (Inception) through June 30, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to our common units offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information regarding us and our common units offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our unitholders with annual reports containing financial statements certified by an independent public accounting firm.

PENNTEX MIDSTREAM PARTNERS, LP

UNAUDITED PRO FORMA BALANCE SHEET

Introduction

The unaudited pro forma balance sheet of PennTex Midstream Partners, LP (the “Partnership,” “we,” “us,” or “our”) as of June 30, 2014 is derived from the historical audited financial statements of PennTex North Louisiana, LLC (“PennTex JV”), our predecessor for accounting purposes set forth elsewhere in this prospectus and is qualified in its entirety by reference to such historical financial statements and related notes contained therein. These pro forma financial statements have been prepared to reflect the initial public offering (the Offering) and related formation transactions of the Partnership.

In connection with the closing of this Offering, PennTex JV will contribute our initial assets and related commercial agreements to PennTex North Louisiana Operating, LLC and will contribute, its interest in PennTex North Louisiana Operating, LLC to us. This contribution will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma balance sheet has been prepared as if the transactions to be effected at the completion of the Offering had taken place on June 30, 2014. The unaudited pro forma balance sheet has been prepared on the assumption that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma balance sheet should be read in conjunction with the notes accompanying such unaudited pro form balance sheet and with the historical financial statements of PennTex JV and related notes set forth elsewhere in this prospectus.

The unaudited pro forma balance sheet was derived by adjusting the historical balance sheet of PennTex JV. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma balance sheet.

The unaudited pro forma balance sheet gives pro forma effect to the following:

•	the contribution by PennTex JV of all of the interests in, and commercial agreements related to, our initial assets to PennTex North Louisiana Operating, LLC;

•

the contribution by PennTex JV of all of the interests in PennTex North Louisiana Operating, LLC to us in exchange for (i) 7.5% of our incentive distribution rights, (ii)              common units and              subordinated units and (iii) the right to receive $             million in proceeds from this offering;

•

the consummation of this offering, including our issuance of common units to the public and 92.5% of our incentive distribution rights to our general partner, and the application of the net proceeds of this offering as described in “Use of Proceeds”;

•

the distribution by PennTex JV of (i) common units, subordinated units, 7.5% of our incentive distribution rights and $             million in cash to MRD WHR LA Midstream LLC and (ii) common units, subordinated units and $             million in cash to PennTex NLA Holdings, LLC;

•	the distribution by PennTex NLA Holdings, LLC of common units, subordinated units and $ million in cash to PennTex Midstream Partners, LLC (“PennTex Development”);

•	our entry into a new $ million revolving credit facility; and

The pro forma combined balance sheet does not give effect to the estimated $             million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. Additionally, it does not give effect to the $2 million in fees associated with an omnibus agreement that we will enter into with our general partner, PennTex Development and PennTex JV at the closing of the Offering.

PennTex Midstream Partners, LP

Pro Forma Balance Sheet (Unaudited)

June 30, 2014

(In Thousands)

	Predecessor Historical	Offering and related formation transactions		PennTex Midstream Partners, LP Pro Forma
Assets
Current assets:
Cash and cash equivalents	$18		(a)
			(b)
			(e)
Prepaid assets	59

Total current assets	77

Property, plant and equipment	36,259
Intangible assets	1,508
Debt issuance costs	—		(e)

Total assets	$37,844

Liabilities and members’/partners’ equity
Current liabilities:
Accounts payable	$3,193
Due to affiliate	998
Other current liabilities	218

Total current liabilities	4,409

Total liabilities	4,409

Membership interests:
PennTex NLA Holdings, LLC membership interests	33,954
MRD WHR LA Midstream, LLC membership interests	(519)

Total membership interests	33,435		(c)

Limited Partners’ Units:
Common units—public	—		(d)
Common units—MRD WHR LA	—		(d)
Common units—PennTex Development	—		(d)
Subordinated units—MRD WHR LA	—		(d)
Subordinated units—PennTex Development	—		(d)

Total members’/partners’ equity	$33,435
Total liabilities and members’/partners’ equity	$37,844

See Notes to Unaudited Pro Forma Balance Sheet.

PENNTEX MIDSTREAM PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

1. Basis of Presentation, Transactions and this Offering

The historical financial information is derived from the audited historical balance sheet of the Predecessor that are included elsewhere in the prospectus. The pro forma adjustments have been prepared as if this offering and the transactions described in this prospectus had taken place on June 30, 2014. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

2. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a)	Reflects the net proceeds of $ million, which consists of $ million of gross proceeds from the issuance and sale of million common units at an assumed initial offering price of $ per unit, less underwriting discounts, structuring fee and offering expenses.

(b)	Reflects the distribution to PennTex North Louisiana, LLC of $ million of the net proceeds from the common unit offering.

(c)	Reflects the elimination of membership interests and the reclassification to PennTex Midstream Partners, L.P. Partners’ capital.

(d)	Reflects adjustments to Partners’ capital, as follows (in millions):

June 30, 2014
Gross proceeds from initial public offering (see note (a))
Distribution to parent (see note (b))
Underwriters discounts and structuring fee (see note (a))
Expenses and costs of initial public offering (see note (a))

Partners’ capital pro forma adjustment	$

(e)	Reflects the entry into a new $ million revolving credit facility, which will remain undrawn at the closing of this offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of PennTex Midstream GP, LLC, and Unitholders of

PennTex Midstream Partners, LP

We have audited the accompanying balance sheet of PennTex Midstream Partners, LP (the Partnership) as of August 27, 2014. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of PennTex Midstream Partners, LP as of August 27, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

August 27, 2014

PENNTEX MIDSTREAM PARTNERS, LP

BALANCE SHEET

As of August 27, 2014

(In Thousands)

Assets
Current assets:
Cash and cash equivalents	$—

Total current assets	—

Total assets	$—

Liabilities and membership interests
Partner interests:
Limited partner’s interest	$2,000
General partner’s interest	—
Subscription receivable	(2,000)

Total partner interests	—

Total liabilities and membership interests	$—

The accompanying notes are an integral part of these financial statements.

PENNTEX MIDSTREAM PARTNERS, LP

NOTES TO FINANCIAL STATEMENTS

1. Formation and Ownership

PennTex Midstream Partners, LP (the “Partnership,” “we,” “us,” and “our”) is a Delaware limited partnership formed on August 19, 2014 to acquire certain assets and related contracts and agreements from PennTex North Louisiana, LLC (“PennTex JV”) upon the consummation of the Partnership’s proposed initial public offering. Generally, no limited partner of the Partnership is liable for the Partnership’s debt, liabilities or obligations, beyond such partner’s capital contribution. The Partnership’s business activities will be conducted under one operating segment.

2. Basis of Presentation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, membership interests and cash flows have not been presented because the entity has had no business transactions or activities to date.

Subsequent events have been evaluated through August 27, 2014, the date these financial statements were issued.

3. Capitalization

The Partnership has issued a non-economic general partner interest to PennTex Midstream GP, LLC, our general partner, and all of our outstanding limited partner interest to PennTex Midstream Partners, LLC (“PennTex Development”). PennTex Development, as the organizational limited partner, has not yet funded its $2,000 initial capitalization to the Partnership as of August 27, 2014, and we have presented this as a “subscription receivable.”

4. Business

PennTex Midstream Partners, LP was formed to own, operate, acquire and develop midstream energy infrastructure, with an initial focus in northern Louisiana. At no time after the Partnership’s formation and prior to the public offering has the Partnership, had or does it expect to have operations.

Upon consummation of a proposed initial public offering, we will enter into an omnibus agreement with our general partner, PennTex Development and PennTex JV, pursuant to which PennTex Development will provide certain centralized corporate services to us.

In connection with PennTex JV’s contribution to us of certain assets and related contracts and agreements at the closing of this offering, we will issue to PennTex JV common units, subordinated units, 7.5% of our incentive distribution rights and cash. PennTex JV will in turn distribute to its members, MRD WHR LA Midstream LLC and PennTex NLA Holdings, LLC, in accordance with PennTex JV’s Limited Liability Company Agreement.

5. Income Taxes

Since we are treated as a partnership for federal income tax purposes, we are not subject to federal income taxes. As a result, our partners are individually responsible for paying federal income taxes on their share of our taxable income. We have not incurred a direct federal or state income tax. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers

PennTex North Louisiana, LLC

We have audited the accompanying balance sheet of PennTex North Louisiana, LLC (the Company) (a Development Stage Limited Liability Company), as of June 30, 2014, and the related statement of operations, membership interests and cash flows for the period from March 17, 2014 (Inception) through June 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PennTex North Louisiana, LLC at June 30, 2014, and the results of its operations and its cash flows for the period from March 17, 2014 (Inception) through June 30, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

August 27, 2014

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

BALANCE SHEET

As of June 30, 2014

(In Thousands)

Assets
Current assets:
Cash and cash equivalents	$18
Prepaid assets	59

Total current assets	77

Property, plant and equipment	36,259
Intangible assets	1,508

Total assets	$37,844

Liabilities and membership interests
Current liabilities:
Accounts payable	$3,193
Due to affiliate	998
Other current liabilities	218

Total current liabilities	4,409

Total liabilities	4,409

Commitments and Contingencies
Membership interests:
PennTex NLA Holdings, LLC membership interests	33,954
MRD WHR LA Midstream LLC membership interests	(519)

Total membership interests	33,435

Total liabilities and membership interests	$37,844

The accompanying notes are an integral part of these financial statements.

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

STATEMENT OF OPERATIONS

Period From March 17, 2014 (Inception) Through June 30, 2014

(In Thousands)

Costs and expenses:
General and administrative	$1,384

Total costs and expenses	1,384

Net (loss)	$(1,384)

The accompanying notes are an integral part of these financial statements.

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

STATEMENT OF MEMBERSHIP INTERESTS

(In Thousands)

	PennTex NLA Holdings, LLC Membership Interests	MRD WHR LA Midstream LLC Membership Interests	Total Membership Interests
Balance at March 17, 2014 (inception)	$—	$—	$—
Contribution from Member at inception	3,106	—	3,106
Additional contributions from Member	31,713	—	31,713
Net (loss)	(865)	(519)	(1,384)

Balance at June 30, 2014	$33,954	$(519)	$33,435

The accompanying notes are an integral part of these financial statements.

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

STATEMENT OF CASH FLOWS

Period From March 17, 2014 (Inception) Through June 30, 2014

(In Thousands)

Operating activities
Net loss	$(1,384)
Adjustments to reconcile net loss to cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid assets	(59)
Accounts payable	298
Due to affiliate	998
Other current liabilities	85

Cash used in operating activities	(62)

Investing activities
Property, plant and equipment expenditures	(33,373)
Intangible assets expenditures	(1,366)

Cash used in investing activities	(34,739)

Financing activities
Contributions from member	34,819

Cash provided by financing activities	34,819

Net change in cash and cash equivalents	18
Cash and cash equivalents—beginning of period	—

Cash and cash equivalents—end of period	$18

The accompanying notes are an integral part of these financial statements.

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations

Organization

PennTex North Louisiana, LLC (the “Company,” “PennTex JV”, “we,” “us” and “our”), a Delaware limited liability company, was formed on March 17, 2014. Membership interests are owned 62.5% by PennTex NLA Holdings, LLC (“PennTex NLA”) and 37.5% by MRD WHR LA Midstream, LLC (“MRD WHR LA”) (collectively, “the Members”). PennTex NLA is a wholly owned subsidiary of PennTex Midstream Partners, LLC (“PennTex Development”), an entity formed on January 28, 2014, which also provides operating and management services to the Company as well as to other PennTex Development subsidiaries. MRD WHR LA and WildHorse Resources, LLC (“WildHorse”), which will be our primary customer (see Note 2 Summary of Significant Accounting Policies—Revenue Recognition), are under common control. Except as required by law, no owner of PennTex JV is liable for PennTex JV’s debts, liabilities or obligations beyond such owner’s capital contribution, except for those items specifically described in Note 5 Commitments and Contingencies. Membership interests give the Members the right to participate in distributions and to exercise the other rights or privileges available to each entity under the Company’s Limited Liability Company Agreement (the “PennTex JV LLC Agreement”).

The PennTex JV LLC Agreement sets forth capital contributions and cash distributions for the Members that are equal to their respective percentage ownership interests; provided that PennTex NLA is required to provide all of the capital necessary for the construction of the first two gas processing plants being developed by PennTex JV. In such event, PennTex NLA will receive its return of capital for the first two gas processing plants plus a Member-agreed upon return prior to any distributions being made to MRD WHR LA. MRD WHR LA will then receive subsequent distributions that will cover any capital contributions made as well as its deemed investment of 37.5% in the first two gas processing plants. All subsequent distributions will be allocated based on the Members’ respective ownership interests described above. For purposes of maintaining partner capital accounts, the PennTex JV LLC Agreement specifies that items of income and loss shall be allocated among the Members in accordance with their respective percentage interests described above.

In accordance with the PennTex JV LLC Agreement, capital accounts, separate from those presented in these financial statements, are maintained for the Company’s Members. The capital account provisions of the PennTex JV LLC Agreement incorporate principles established for U.S. federal income tax purposes and are not comparable to the equity accounts reflected under GAAP in the Company’s financial statements.

The Company’s business strategy is to be a limited liability company focused on owning, operating, acquiring and developing midstream energy infrastructure assets, with an initial focus in northern Louisiana.

As of June 30, 2014, we were party to a processing agreement with our customer, WildHorse, pursuant to which we are constructing two natural gas processing plants in northern Louisiana (the Lincoln Parish Plant and the Mt. Olive Plant), as well as associated assets for gathering and transporting natural gas and natural gas liquids that will be connected to the Lincoln Parish Plant. The Lincoln Parish Plant and the associated pipelines are integrated, and our ability to operate the Lincoln Parish Plant is contingent upon the completion of the pipelines. WildHorse may terminate the processing agreement if the Lincoln Parish Plant is not operational by November 1, 2015 subject to certain conditions. Our processing agreement with WildHorse is further described in Note 2—Summary of Significant Accounting Policies—Revenue Recognition.

We are a development stage limited liability company formed on March 17, 2014, with no revenues from operations to date. Operations to date have been devoted to pre-construction and construction activities of natural

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations (continued)

gas gathering, processing and transportation facilities. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ultimate profitability will depend on, among other factors, obtaining financing, and completion of construction and commencement of commercial operations of the Lincoln Parish Plant and associated assets.

Basis of Presentation

Our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Because we are a development stage entity, we have presented our financial statements in accordance with guidance applicable to development stage limited liability company. Our Statement of Operations also includes expense allocations for certain company functions historically performed by PennTex Development, including allocations of general company expenses related to executive oversight, accounting, treasury, tax, legal and procurement and information technology. These allocations are based primarily on specific identification of time and/or activities associated with pre-construction and construction activities, employee headcount or capital expenditures. Our management believes the assumptions underlying the financial statements, including the assumptions regarding allocating general corporate expenses from PennTex Development, are reasonable.

General company expenses allocated to us for which we will reimburse PennTex Development have been reflected as a payable due to affiliate. Other general company expenses allocated to us, as well as capital expenditures incurred by PennTex Development on our behalf have been reflected as Membership Interests in the Balance Sheet. Our financial statements reflect the capital expenditures related to the Lincoln Parish Plant and the associated pipelines, including those made directly on our behalf by PennTex Development, that have been carved out and reflected in our historical financial statements. Activities and agreements relating to the Mt. Olive Plant have been excluded from these financial statements.

These financial statements are not indicative of our future performance and do not reflect what our results of operations, financial position and cash flows would have been had we commenced our business and operated as an independent company during the period from March 17, 2014 (Inception) through June 30, 2014. The financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone company during the period presented and may not reflect our financial position and cash flows had we been a stand-alone company during the period presented. Actual costs that would have been incurred if we had been an independent stand-alone company would depend on multiple factors, including the organization’s structure and strategic decisions made in various areas, including information technology and infrastructure.

Subsequent events have been evaluated through August 27, 2014, the date these financial statements were issued.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in conformity with GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date, the reported amounts of expense and disclosure of contingencies. This includes estimates made in the assessment of potential impairment of our long-lived assets and estimates used to calculate allocation of expenses from

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

PennTex Development. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely on projections of future operating performance. Although management believes these estimates are reasonable, actual results could differ from such estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable, in the future, will relate to gathering, processing and other services provided to independent natural gas producer customers and will be recorded in our Balance Sheet net of an allowance for doubtful accounts, if necessary. At June 30, 2014, the Company had no revenues and therefore no accounts receivable.

Intangible Assets

Intangible assets consisting of rights-of-way will be amortized over the shorter of the contractual term of the rights-of-way, ranging from 71 years to in-perpetuity, or the estimated useful life of the gathering system, which is 30 years upon commencement of operations.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost of construction or acquisition. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. Expenditures to extend the useful lives of the assets or enhance their productivity or efficiency from their original design will be capitalized and depreciated over the expected remaining period of use. The carrying value of the assets will be based on estimates, assumptions and judgments relative to useful lives and salvage values. Sales or retirements of assets, along with the related accumulated depreciation, will be removed from the accounts and any gain or loss on disposition is included in statement of operations. Costs related to projects during construction, including, as applicable, interest on funds borrowed to finance the construction of facilities, are capitalized as construction in progress.

Through June 30, 2014, costs of construction of the Lincoln Parish plant reflected on our Balance Sheet have been funded by PennTex Development and contributed to us. Construction costs to date represent payments made by PennTex Development under a Gas Plant Sale and Installation Agreement (See Note 5 Commitments and Contingencies), other related third-party construction costs and capitalized internal labor based on specific identification of time associated with construction activities. Of the total $36,259 thousand recorded as Construction in progress as of June 30, 2014, $3,106 thousand was funded prior to the formation of the Company and have been presented as Contribution from Member at inception in our Statement of Membership Interests.

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Depreciation of property, plant and equipment will be recorded on a straight-line basis over the estimated useful lives. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. The useful lives for the various classes of depreciable assets are as follows:

Range of Useful Lives (in years)
Gathering, processing and transportation	30
Vehicles	5
General and other	3-7

Management reviews property, plant and equipment for impairment periodically and whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable. We have recorded no impairments related to property, plant and equipment for the period from March 17, 2014 (Inception) through June 30, 2014.

Asset Retirement Obligations

Accounting standards related to asset retirement obligations require the Company to evaluate whether future asset retirement obligations exist and whether the expected retirement date of the related costs of retirement can be estimated. We have concluded that our assets, which include pipelines, compression facilities and processing plants will operate for an indeterminate future period when properly maintained. A liability for these asset retirement obligations will be recorded only if and when a future retirement obligation with a determinable life is identified. The Company did not provide any asset retirement obligations as of June 30, 2014, because it does not have sufficient information to reasonably estimate such obligations and the Company has no current intention of discontinuing use of any significant assets.

Revenue Recognition

The Company will earn revenue from gathering, processing and transportation services of natural gas and natural gas liquids provided to natural gas producers. Revenue will be recognized when all of the following criteria are met: (i) persuasive evidence of an exchange arrangement exists, (ii) delivery has occurred or service obligations have been fulfilled, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured.

The Company’s gathering and transportation services can be provided under either firm or interruptible contracts. Typically, firm customers pay a “demand” or “capacity reservation” fee based on the amount of capacity being reserved, regardless of whether the capacity is used, plus a usage fee based on the amount of natural gas transported. However, the Company’s contracts with WildHorse provide only for capacity reservation fees, which are not dependent on the physical movement of volumes. As a result, capacity reservation fees will be considered earned in the period the service is provided. In the case of interruptible services, revenue is recognized based on a fee per-unit for the volumes actually gathered or transported.

The Company has entered in a 15-year gas processing agreement with WildHorse for processing gas on a firm and interruptible basis at the Lincoln Parish Plant. The processing agreement specifies a Maximum Daily Quantity (“MDQ”) of firm rights and a fee based firm rate that all volumes processed from the acreage dedicated by WildHorse to the Company in northern Louisiana up to the MDQ will be charged. All volumes delivered

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

above the MDQ will be processed on an interruptible basis and be charged a fee based interruptible rate. Additionally, the processing agreement contains a semi-annual minimum volume commitment (“MVC”) provision, whereby WildHorse will pay the Company a deficiency payment based on the fee based firm rate when (i) the cumulative volumes processed plus any prior deficiency payments are less than (ii) the cumulative MVC. The deficiency calculation is performed semi-annually and utilizes the cumulative volumes from inception of the contract to the end of the semi-annual period. Deficiency payments are recorded as deferred revenue since WildHorse may utilize these deficiency payments as credit for fees owed to us only to the extent it has delivered the total MVC under the agreement within the initial 15-year term of the agreement. The Company will recognize deficiency payments into revenue once all contingencies or potential performance obligations associated with the related volumes have either (1) been satisfied through the processing of future excess volumes of natural gas, or (2) expired (or lapsed) through the passage of time pursuant to the terms of the processing agreement. The MDQ and MVC quantity is initially 115,000 MMBtu/d and, upon our Mt. Olive Plant being placed into commercial service, the quantity will increase to 230,000 MMBtu/d less any other third party firm commitments in place at such time. As of June 30, 2014, our Lincoln Parish Plant was under construction, no revenues have been recognized and there were no deferred revenues.

Income Taxes

Since the Company is treated as a partnership for federal income tax purposes, the Company is not subject to federal income taxes. As a result, the Company’s Members are individually responsible for paying federal income taxes on their share of the Company’s taxable income. We have not incurred a direct federal or state income tax. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying financial statements.

At June 30, 2014, the tax basis of our net assets calculated on the separate return method approximated the reported amounts of our assets and liabilities.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, prepaid assets, accounts payable and amounts due to affiliates approximates fair value due to the short-term maturity of these instruments.

3. Identifiable Intangible Assets

Identifiable intangible assets, which will be subject to amortization, are composed of the following (in thousands):

	June 30, 2014
	Useful Lives (In Years)	Gross Carrying Amount	Accumulated Amortization	Net
Rights-of-way	30	$1,508	$—	$1,508

Total		$1,508	$—	$1,508

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

3. Identifiable Intangible Assets (continued)

The estimated aggregate amortization of intangible assets for each of the five succeeding fiscal years from June 30, 2014 is set forth below:

Amortization Expense
(in thousands)
Years Ending December 31,
2014	$3
2015	44
2016	50
2017	50
2018	50
2019	50

We have a short-term building lease which will expire in the fourth quarter of 2014 with remaining cumulative payment obligations of $8,000. Subsequent to June 30, 2014, we entered into a six month land lease with cumulative future lease payment obligations of $27,000.

4. Property, Plant and Equipment

Property, plant and equipment is composed of the following (in thousands):

	Useful Lives (In Years)	June 30, 2014
Pipelines and processing plant	30	$—

Total		—
Less accumulated depreciation		—
Net of accumulated depreciation		—
Construction in progress		36,259

Property, plant and equipment		$36,259

5. Commitments and Contingencies

Contractual Commitments

On March 11, 2014, prior to, but in anticipation of the formation of the Company, PennTex Development entered into a Gas Plant Sale and Installation Agreement with UOP Russell LLC (UOP) for the construction and installation of the Lincoln Parish Plant, a 200 MMcf/d cryogenic gas processing plant and related facilities. The agreement is for an amount of $89.9 million, payable on a schedule based on reaching specific milestones. Subsequent to June 30, 2014, UOP began mobilization at the construction site, at which time, the Company became liable for the full amount of the contract. As of June 30, 2014, $31.5 million of payments of construction costs have been paid to UOP under this agreement. The title to the Lincoln Parish Plant will transfer to PennTex Development upon the earlier of (a) the commissioning of the equipment is complete and is ready for operation for its intended purpose, or (b) July 1, 2015.

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

5. Commitments and Contingencies (continued)

Parent Guarantees or Other Support

PennTex Development has provided, on behalf of the Company, one or more letters of credit to certain vendors in relation to the construction of the electric infrastructure necessary for supplying power to the plant. These letters of credit are backed by certificates of deposit as collateral support.

Legal Proceedings

We may in the future be involved as a party to various legal proceedings, which are incidental to the ordinary course of business. We regularly analyze current information and, as necessary, will provide accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management, as of June 30, 2014, there were no threatened or pending legal matters that would have a material impact on our results of operations, financial position or cash flows.

6. Related-Party Transactions

Operational, General and Administrative Services

The Company does not have employees and operational, general and administrative responsibilities are performed by employees of PennTex Development. Related costs are either expensed or capitalized in our financial statements depending on the nature of the services provided.

Commercial Contract

The Company entered into a commercial agreement with WildHorse, an affiliate, for the processing of natural gas. See Note 2 Summary of Significant Accounting Policies—Revenue Recognition above.

Construction Activities

Through June 30, 2014, costs of construction of the Lincoln Parish plant reflected on our Balance Sheet have been funded by PennTex Development and contributed to us.

7. Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts to date and does not believe it is exposed to any significant risk.

Accounts receivable in the future will be from natural gas producers for which we ship and process natural gas and natural gas liquids. This industry concentration has the potential to impact our overall exposure to credit risk, either positively or negatively, in that the Company’s customers may be similarly affected by changes in economic, industry or other conditions. The Company will monitor the creditworthiness of its counterparties.

As disclosed in Note 2 Summary of Significant Accounting Policies—Revenue Recognition, the Company has entered into a long-term processing agreement with an affiliate. We are dependent on this customer’s credit worthiness and willingness to perform under this agreement.

PENNTEX NORTH LOUISIANA, LLC

(A Development Stage Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

8. Subsequent Events

On July 9, 2014, we entered into an agreement to purchase two pipeline segments, approximately 13.4 miles in total, from Associated Louisiana Intrastate Pipe Line, LLC, an affiliate of DCP Asset Holdings, LP, for $4.75 million. The two purchased segments will be a part of our gas gathering system. The closing of this transaction is expected in the third quarter of 2014, and will be funded by equity contributions from our Members. Additionally, in July 2014, we signed a ten-year interruptible gas gathering agreement for 35,000 MMBtu/d with DCP Asset Holding, LP to transport gas along our gathering pipeline.

Appendix A

FORM OF AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

PENNTEX MIDSTREAM PARTNERS, LP

[To be filed by amendment]

A-1

Appendix B

GLOSSARY OF TERMS

Bbl or barrel: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil, NGLs or other liquid hydrocarbons.

Bbl/d: Bbl per day.

Btu: British thermal units.

Cotton Valley formation: The Cotton Valley formation is a prolific natural gas play spread across East Texas, northern Louisiana and southern Arkansas. This formation, which has been under development since the 1930s, is characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. The depth of the Cotton Valley formation is roughly 7,800 to 10,000 feet.

DOT: Department of Transportation.

EPA: Environmental Protection Agency.

expansion capital expenditures: Cash expenditures incurred to construct or acquire new midstream infrastructure and to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels.

FERC: Federal Energy Regulatory Commission.

field: The general area encompassed by one or more oil or gas reservoirs or pools that are located on a single geologic feature, that are otherwise closely related to the same geologic feature (either structural or stratigraphic).

hydrocarbon: An organic compound containing only carbon and hydrogen.

maintenance capital expenditures: Cash expenditures (including expenditures for the construction of new capital assets or the replacement or improvement of existing capital assets) made to maintain, over the long term, our operating capacity, throughput or revenue.

Mcf: One thousand cubic feet of natural gas.

MMBtu: One million British thermal units.

MMcf: One million cubic feet of natural gas.

MMcfe: One million cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbls of crude oil, condensate or natural gas liquids.

MMcf/d: One million cubic feet per day.

MMcfe/d: One million cubic feet equivalent per day.

natural gas: Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

B-1

NGLs: Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline.

oil: Crude oil and condensate.

rich natural gas: Gas having a heat content of between 1100 BTU to 1200 BTU.

SEC: United States Securities and Exchange Commission.

Terryville Complex: The Terryville Complex is a field located in Lincoln Parish, Louisiana within the Cotton Valley formation. This field, which has been producing since 1954, provides multiple zones of highly productive, liquids-rich geology and is one of North America’s most prolific natural gas fields. The Terryville Complex is characterized by high recoveries relative to drilling and completion costs and high initial production rates with high liquid yields.

throughput: The volume of product transported or passing through a pipeline, plant, terminal or other facility.

B-2

PennTex Midstream Partners, LP

Common Units

Representing Limited Partner Interests

PROSPECTUS

                    , 2014

Citigroup

Barclays

RBC Capital Markets

Tudor, Pickering, Holt & Co.

Through and including                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total		*

*	To be completed by amendment

ITEM 14. INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of PennTex Midstream Partners, LP and our general partner, their officers and directors, and any person who controls PennTex Midstream Partners, LP and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On August 27, 2014, in connection with our formation, we issued (i) a non-economic general partner interest to our general partner and (ii) 100% of our limited partner interests to PennTex Development in exchange for $2,000. These transactions were exempt from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS.

(a) The following documents are filed as exhibits to this Registration Statement.

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1		Certificate of Limited Partnership of PennTex Midstream Partners, LP

3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of PennTex Midstream Partners, LP (included as Appendix A in the prospectus included in this Registration Statement)

5.1	*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1	*	Opinion of Latham & Watkins LLP relating to tax matters

10.1	*	Gas Processing Agreement, dated as of March 17, 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC

10.2	*	First Amendment to Gas Processing Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and Wildhorse Resources, LLC

10.3	*	Gas Gathering Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC.

10.4	*	Gas Transportation Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC

10.5	*	Natural Gas Liquids Transportation Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC

10.6	*	Form of Omnibus Agreement

10.7	*	Form of Revolving Credit Facility

10.8	*	Form of Contribution Agreement

21.1	*	List of Subsidiaries of PennTex Midstream Partners, LP

23.1	*	Consent of Ernst & Young LLP

23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1	*	Powers of Attorney (included on the signature page of this Registration Statement)

*	To be provided by amendment.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes that, for the purposes of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with its general partner or its general partner’s affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to its general partner or its general partner’s affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                     , 2014.

PennTex Midstream Partners, LP

By:	PennTex Midstream GP, LLC, its general partner

By:
	Name:	Thomas F. Karam
	Title:	Chairman and Chief Executive Officer

Each person whose signature appears below appoints Steven R. Jones and Stephen M. Moore, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Thomas F. Karam	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2014

Steven Jones	Chief Financial Officer (Principal Financial Officer)	, 2014

Kenneth Hertel	Vice President and Controller (Principal Accounting Officer)	, 2014

INDEX TO EXHIBITS

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1		Certificate of Limited Partnership of PennTex Midstream Partners, LP

3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of PennTex Midstream Partners, LP (included as Appendix A in the prospectus included in this Registration Statement)

5.1	*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1	*	Opinion of Latham & Watkins LLP relating to tax matters

10.1	*	Gas Processing Agreement, dated as of March 17, 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC

10.2	*	First Amendment to Gas Processing Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and Wildhorse Resources, LLC

10.3	*	Gas Gathering Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC

10.4	*	Gas Transportation Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC

10.5	*	Natural Gas Liquids Transportation Agreement, dated as of , 2014, by and between PennTex North Louisiana, LLC and WildHorse Resources, LLC

10.6	*	Form of Omnibus Agreement

10.7	*	Form of Revolving Credit Facility

10.8	*	Form of Contribution Agreement

21.1	*	List of Subsidiaries of PennTex Midstream Partners, LP

23.1	*	Consent of Ernst & Young LLP

23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1	*	Powers of Attorney (included on the signature page of this Registration Statement)

*	To be provided by amendment.